

Jabil: Innovation & Growth

JABIL

2010 ANNUAL REPORT

TABLE OF CONTENTS



CORPORATE GOVERNANCE & FINANCIAL RESPONSIBILITY

Jabil's management team and Board of Directors comply with Securities and Exchange Commission, Sarbanes-Oxley and NYSE corporate governance requirements. Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

This Annual Report contains forward-looking statements (within the meaning of the federal securities laws). Please see the introduction of the Form 10-K for additional information regarding forward-looking statements.

Our People Drive Advancements, Stimulate Growth

During 2010 hundreds of Jabil employees put an exclamation mark on ingenuity and our commitment to increasing shareholder value by participating in "Deliver Best Practices," our continuous improvement competition to recognize and promote process advancements at Jabil. This year 309 industrious ideas, submitted from 47 sites, added to Jabil's bottom line in dollars saved or costs avoided; increased revenues with new business wins; made our business more efficient; reduced our carbon footprint and improved employee engagement. The competition also delivered indirect benefits, such as boosting morale and helping newer sites and employees become familiar with Jabil's culture and values.

Many of this year's projects reflect our commitment to eliminating waste by utilizing Lean methodologies and improving manufacturing accuracy through the application of Six Sigma tools. And, while Jabil employees pride themselves on taking care of customers and delivering operational excellence, they also enjoy sharing what they are doing around the world in human development and social and environmental responsibility.


Deliver Best Practices
A Global Continuous Improvement Challenge



Jabil's 2010 Deliver Best Practices competition finalists presented their projects to Jabil's Board of Directors in October.

CUSTOMER SATISFACTION

Functional areas of Jabil have different customers but we all strive to improve customer satisfaction. Our six final projects in the customer satisfaction category saved Jabil more than $9 million and were directly tied to new business wins.

SUZHOU WINS BUSINESS WITH INNOVATION

Jabil's Suzhou Green Point Tooling group turned the global recession into an opportunity. The drop of overall production requirements at the site meant excess capacity was available, so the Suzhou team sought out new business.

They compounded their challenge by boldly entering a new market for which they had no comparable experience – designing a tablet product. It was a tough learning curve because the Suzhou team had to design a new front housing assembly, frame shape and steel parts. In addition to understanding their customer's product needs, the Suzhou team also simultaneously faced the need to improve machine efficiencies to shorten lead times and costs.

Raising the bar paid off. These improvements allowed them to offer costs that were lower than their competition, allowing them to win the business. This project helped the Suzhou site increase revenue and gain a new skill set and customer in the process.

BEIJING SETS THE BAR HIGH



Sometimes speed to market is as important as quality execution, as the Beijing team learned when it was given a seemingly impossible task: Cut the usual timeframe to design tools and produce a new smart phone in half and reduce the cost of producing the phone.

The team set to work cutting two weeks out of the tooling release to Engineering Verification Test build. They had to define the appearance of the product, its surface, the materials used in each part, paint, icon positioning, logo and packaging. They compressed the usual ramp-up to production to just a week and a half. The team also found ways of improving elements of the phone's design. The result: Jabil's Beijing design team delivered a better product, in a shorter time frame, at a reduced cost and won new business.



TISZAUJVAROS MAKES SATISFIED CUSTOMER HAPPIER



Jabil Tiszaujvaros created a project that would allow it to increase customer satisfaction and loyalty by eliminating waste using Lean value stream and improving manufacturing accuracy using Six Sigma methodology. Their goal was to build greater flexibility into the customer relationship so they could react more immediately to developing needs. Tiszaujvaros nearly doubled its capacity in a matter of weeks to meet demand and doubled it again ten months later.



CHIHUAHUA TURNS TRANSFER INTO OPPORTUNITY


JABIL

Although business transfers are the normal course of business for global manufacturers, they can be difficult and treacherous. In Chihuahua, our team was challenged to increase profitability during a transfer while maintaining customer confidence.

The team found opportunities to reduce work in process while reducing space, the number of workstations, and employees, resulting in more than $450,000 in cost avoidance. Another half a million dollars of savings were realized through Lean processes that reduced waste — work in process, scrap and material handling.



JENA ENGINEERS A NEW STRATEGY AND NEW PRODUCT

As one of Jabil's smallest sites, Jena's customer satisfaction project was to design a key component for a video product customer who had never outsourced either the design or complete product manufacturing. The design win was tied to manufacturing and supply chain services for the customer, so a cross-functional global team had to be assembled.



By establishing a new replicable way for globally dispersed business development, design and manufacturing teams to work together to fulfill customer requirements, Jena was awarded new business with this customer for another project and won more design business for a new, innovative medical product.

REYNOSA MEETS CHALLENGE, WINS NEW BUSINESS

In order to meet an urgent five-day turnaround time and bring down inventories on aging units to 15 percent of total work in process, a Jabil team in Reynosa rose to the challenge. After identifying each area where improvements could be made the team put forth a winning plan.



Improvements included establishing a new layout for receiving, installing a conveyor, and placing a gravity rack for first in, first out purposes. Capacity is now balanced according to an inbound product model. Reynosa's reward was winning additional business from this satisfied customer.

HUMAN DEVELOPMENT

Featuring the best initiatives to benefit Jabil employees or improve the work environment, projects from Chihuahua to Uzhgorod ranged from creating a global electrostatic discharge program to developing leaders and measuring job activities.

PENANG USES MARKETING TO INCREASE KAIZEN ACTIVITY

To help Jabil seek improvements in every corner of its business, the Penang team undertook a project to increase Kaizen activity and interest. Their team saw an opportunity to build up the Kaizen culture and further align it to Jabil's corporate mission.

The team embarked on a high-profile campaign to promote and publicize Kaizen goals and techniques that included: an employee suggestion system; a value stream mapping dashboard; a Lean roadmap; hanging posters and banners; and weekly Kaizen-related emails. Additional training and coaching were also offered, as was a series of competitive rewards for the best new ideas. As a result of this program, the average submission per month tripled within a year — a 266 percent improvement — boosting Penang to the top Kaizen submission rate among all Jabil sites in Asia. The program also improved employee engagement and delighted the customer with improvements and performance.

GUADALAJARA GAINS BY INVESTING IN EMPLOYEES

The Guadalajara team set out to create a human development program that could expand opportunities for development of direct labor employees through tutoring, scholarships and training. The program's goal was to increase participants each year of the program.

Instructors taught technical, human development/life and competency skills. From spelling and drafting to life projects, including tolerance, finance and decision-making, as well as teamwork, communications and time management. In the first year nearly 150 employees participated in the program. The Guadalajara program has increased retention, saved on hiring costs and rewarded the talent of dedicated and motivated employees.





UZHGOROD TURNS REGIONAL PROBLEM INTO GLOBAL SOLUTION

Jabil Uzhgorod found itself challenged to establish an efficient electrostatic discharge control program. The Uzhgorod team tackled the electrostatic discharge issue by finding best practice solutions that would work locally and globally for Jabil. They recognized that developing and propagating solutions would enhance the company's reputation and potentially increase future business.



Among the steps the Uzhgorod team undertook were extending the life of protective garments from six months to a year on average and posting licensed electrostatic discharge standards on a new community website.

EVALUATIONS INCREASE PERFORMANCE AT JABIL CHIHUAHUA



With the premise that "what is not measured is not improved," a Chihuahua team set out to create a process to measure employees in a positive environment for the activities for which they were hired. Research showed, for example, that support technicians completed their assigned tasks each week but were not using their total capacity.

In response, job descriptions for industrial, engineering, quality, purchasing and inventory control were prioritized against value-added versus non-value added activities and other activities were incorporated into their responsibilities. They rewrote job descriptions, priorities and responsibilities for each position so expectations were better established, well defined and measurable by common metrics. Results of their project include higher productivity, better understanding of job requirements and improved morale.

PREPARED LEADERS IMPROVE PROCESSES IN TISZAÚJVÁROS



Thanks to extended business opportunities at Tiszaújváros, the site's manufacturing leaders were faced with positive new challenges ranging from higher volume and more frequent changes to demand for faster reaction time and increased responsibility for making independent decisions. To serve these needs and further develop the competencies of its current and future managers, the human development team created a plan to improve a variety of skills. These included: communication, problem solving, leadership, cooperation and consistency.

The team recommended one-on-one coaching for leaders upon completion of the module. Utilizing corporate trainers instead of purchasing development center training and coaching solutions from vendors realized a direct cost savings of nearly $400,000.

BUSINESS NEEDS REQUIRE SHANGHAI'S RAPID HIRING

In order to meet its growing business needs, a Shanghai human resources team developed a number of innovative practices to respond to sudden increases in demand. Externally, these included: an employee recruitment program; an engineers job fair; open recruitment days; handicapped hiring practices; a government internship program; and university tuition sponsorship. Internally, the team set up an "Engineers in Training" program; internal site trainer program; the Jabil Shanghai College; and a new human development program.



Deploying these hiring upgrades allowed Shanghai to advance on a dual labor track. Even as it reduced its traditional hiring lead-time by 10 days, it enhanced career path and training opportunities for existing employees, many of whom saw a rush of new doors open for advancement. The team also saved Jabil nearly $300,000 by putting these programs in place.

OPERATIONAL EXCELLENCE

Operational Excellence projects were submitted from every site and from numerous functional areas. Many of these projects are simply doing something better; they are practical, hands-on ideas that can change, replace or even eliminate current practices around the company.

KWIDZYN IMPROVES PERFORMANCE AND SAVES

An operational excellence team in Kwidzyn set out to raise overall equipment effectiveness as a result of new best practices. The scope of the project included multiple departments, including manufacturing, purchasing, planning, manufacturing and test engineering, and maintenance services, although it was mainly focused on the surface mount technology areas on all lines in the flexcell workcells.

Among the main areas with direct influence on overall equipment effectiveness levels are availability and performance. By increasing availability by 21 percent and performance by 15 percent and reducing machine downtime to just 8 percent, the team met their monthly goals of producing 220,000 boards and improved on-time delivery and customer satisfaction. The Kwidzyn team believes its target should eventually be 95 percent and anticipates saving more than $300,000 monthly. The team's project achieved overall equipment effectiveness of 52 percent and saved more than $2 million.

SHANGHAI'S ATTENTION TO DETAIL BRINGS SAVINGS

A Shanghai team set an ambitious goal of reducing its material lost in production and scrap rate by 80 percent in just one quarter. Recognizing that the scrap issue was common to all Shanghai business, it was an important opportunity for the entire facility.



Solving the problem required great attention to detail. The team studied its feeder maintenance and inspections buy off procedure, parts library, cleaning equipment procedures and the human element of training operators. The team uncovered many improvements, implemented numerous changes in process and saw significant and immediate improvements. They were able to improve scrap rate by 80 percent and the changes saved $8,000 per bay, per month, saving almost $500,000 annually. With success in sight, they began rolling out the upgrades plant-wide and recommending them to other Jabil sites using the same type of machine configurations.



KANBAN HELPS TISZAUJVAROS CONTROL INVENTORY AND DECREASE DOWNTIME

Tiszaujvaros needed a way of decreasing its inventory to a more manageable level and decided to introduce Kanban replenishment triggered by consumption. The Tiszaujvaros team's goal was to reduce the amount of raw material on the shop floor by 70 percent without interrupting production timetables. The true value of that reduction was $1.9 million, plus a savings of $115,000 per month in downtime cost reduction.

Through a detailed analysis, the team's goal was the creation of a new process capable of maintaining accurate inventory, optimizing space and head count. Materials were pulled from both the production and surface mount technology lines.





CHIHUAHUA SYSTEM SUPPORTS INTERNAL AND EXTERNAL CUSTOMERS



During a tight supply market, Chihuahua's shortage management process was challenged to support the flexibility its customers needed. A team set out to systematically increase the analysis bandwidth across the entire supply chain, keep the supply base in control and allow buyers to focus on continuous improvement activities.

This project required allegiance to two customers. Externally, the paying customer wanted a faster and more accurate response to its forecast changes, while the supplier needed real-time and equally accurate requirements. Internally, Jabil Chihuahua manufacturing required production materials in place to run efficiently, while finance management urged the team to reduce excess and obsolete parts as well as premium impacts such as freight and purchase price variance. Overall, the Chihuahua project reduced weekly processing by 85 percent. It also eliminated 17 activities and reduced six others.



PUNE TRANSFORMATION BRINGS CHANGES & RECOGNITION



Recognizing a need for better integration between man, material, machine and information flow, a team from Pune effected a total transformation of a workcell with a focus on waste reduction and opening up space in the plant for future new business opportunities.

Ambitious goals for the project included: a 30 percent space reduction; 50 percent improvement in transportation index; 50 percent reduction in work in progress; 10 percent direct labor headcount improvement; 30 percent indirect labor headcount improvement; and a 5 percent improvement in line utilization.

TEMPE CREATIVITY YIELDS SAVINGS, GROWTH & SHARING



The Tempe Layout Transformation team saw an opportunity to grow the facility's business by engineering a dramatic reworking of its production floor plan, optimizing the flow for high-mix, low-volume manufacturing. This overhaul was accomplished at an actual cost of 10 percent of the initial project forecast, which included materials and man hours devoted to the project.

They accomplished this transformation by utilizing multiple best practices, including a new workcell design strategy and a reconfigured facility that supports expansion, mobility and flexibility of the site. Once the design was refined and the placement of customer workcells was approved, spaghetti diagrams were redrawn on the new design to illustrate improvements to flow.

SOCIAL & ENVIRONMENTAL RESPONSIBILITY

The social and environmental entries this year were innovative, environmentally friendly and saved nearly $10 million in costs for Jabil, including $3 million in energy savings. These six projects helped Jabil reduce its carbon footprint by 8,000 metric tons, demonstrating that earth-friendly can be business-friendly, too.

OPTIMIZED PLASTIC PRODUCTION REDUCES WASTE

A team in Taichung determined that all Jabil Green Point's plastic waste was creating tons of material scrap every month. It was with this huge number in mind that the Taichung team set out to make a difference. The goal was a 40 percent average reduction in material waste.

The team engineered two different waste-reducing improvements to a smart phone case: reducing the length waste by 35 percent and reducing weight waste by 53 percent.

The Taichung team estimates the eight Jabil Green Point sites can save material costs by eliminating 210 tons of material scrap annually. In addition, they can save injection molding operational and labor costs. The facility's new processes will also eliminate an average of 70,000 in operating hours from injection molding machines annually.

SHANGHAI REDUCES CARBON FOOTPRINT, OPTIMIZES EFFICIENCY

A Shanghai team focused on reducing all energy consumption for utility systems, including electricity, water, diesel oil and nitrogen gas that is used in manufacturing production processes. While the Chinese government set a goal of reducing the industry's carbon footprint by six percent annually, the Jabil Shanghai team stepped up and publicly committed to reduce its carbon footprint by 17 percent in 2010.

During the first year environmental upgrades reduced total utilities consumption by 27 percent — nearly five times the government's goal. This was an excellent start to a continued focus for every Jabil site - containing energy environmental impact and utility costs.



MEMPHIS PACKAGING REDUCES CARBON FOOTPRINT

A Memphis Aftermarket Services team helped reduce Jabil's carbon footprint by focusing on packaging and logistical operations whose processes contribute to landfill waste. In addition to packaging improvements, the team also looked for opportunities to reduce transportation costs on shipments to Mexico.

Jabil was using as many as 80 pallets in Memphis for storing foam packaging and determined that by reducing the amount of foam in each of its average 150,000 packages shipped per month, they could save nearly $400,000. Increasing packaging capacity, they could save another $200,000 every month. Truckload capacity was improved by 53 percent and general truck schedules were reduced by about 50 percent.

Green initiatives piled up thanks to the team's enthusiasm: using water-based paint; reducing lamps in non-essential areas; installing intelligent thermostats; and recycling polystyrene foam, white paper, aluminum cans and circuit board material. Reduced logistics costs could save Jabil almost $3 million.





TISZAUJVAROS RAISES ENERGY EFFICIENCY AND CUTS COSTS

A team in Tiszaujvaros tackled energy efficiency in our Hungarian site. The team scoured plant operations in search of outdated and outmoded systems and practices that could be streamlined or made more energy efficient. They identified existing deficiencies and reserves, technical progress opportunities, and the plant's potential for greater measurement and internal controls – and they did it with a zero-cost philosophy.

Among their savings: 70 percent of lighting energy was saved through source replacement; summer gas consumption dropped by 75 percent and gross savings from replacing metal halide lamps and fluorescent tubes with LED light sources was reduced by 75 percent. An added benefit is that the new lights produce less heat, which saves on cooling costs. A boiler station upgrade saved $24,000 and reduced carbon emissions by 267 tons per year. Their total savings were over $400,000.



SZOMBATHELY PACKAGING CREATES WINS FOR CUSTOMER AND JABIL



Jabil Szombathely Aftermarket Services' work delivers large volumes of packaging material into its Material Return Center, which validates and tests devices and accessories. They also purchased similar packaging material that is used for returning repaired mobile phones and tested spare parts. The team figured they could reduce waste if these two activities could share packaging. They wanted to reuse the inbound packaging for the outbound shipments.

The challenge was that the inbound cartons and electrostatic discharge bubble bags were written on, damaged or had labels that could not be removed. They created an effective label removal method and increased the quantity of reused packaging by motivating their service partners to avoid writing unnecessary messages on cartons and to generally take better care of them in transit. The team also identified more internal customers, who could employ previously used electrostatic discharge bags for storing or shipping materials.

AUBURN HILLS REDUCES ELECTRICITY USAGE

A Jabil Auburn Hills facilities team was motivated to reduce its utilities costs when they realized how much the site was spending each month. Their first step was to purchase a load-monitoring system.


JABIL

The next step was to set the usage monitor 15 percent below last year's peak. When the monitoring system alerted them that the site had hit the peak, the team jumped in with corrective actions. The plant has lowered its peak demand by about 200 kilowatt hours monthly. Encouraged by their results, the team is continuing its project by investigating additional areas for lighting energy usage improvements.

DEAR EMPLOYEES, SHAREHOLDERS AND PARTNERS:

Fiscal 2010 was an outstanding year for Jabil. We began the fiscal year on a positive note, beating expectations in our first fiscal quarter. Throughout the year, we posted progressively positive results, closing in a superb way with a record fourth quarter and fiscal year for Jabil. We expect the positive performance trends established over the course of fiscal 2010 to continue into fiscal 2011, building on our strategic emphasis of differentiation in targeted high growth business areas.


OPERATING MARGINS RISING
CORE
GAAP
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
FQ309
FQ409
FQ110
FQ210
FQ310
FQ410
FQ111E

Jabil's rapid growth in Diversified Manufacturing Services and intense operational focus has driven steadily expanding operating margins.

We closed fiscal 2010 with $13.4 billion in revenue, representing 15 percent year over year growth. Operating margins rebounded significantly from mid-fiscal 2009 levels. Initially the rebound was driven by operating leverage, but later in the year was increasingly powered by proactive improvements in our portfolio mix, lean manufacturing initiatives and scale. Operating margins and earnings increased over 2009 as did return on capital metrics. Assuming global economic trends remain stable, we expect fiscal 2011 to further demonstrate growth and margin expansion.

Jabil will drive differentiation as a cornerstone of our business expansion. In order to provide greater focus internally and to help investors understand the strategic direction of our company, we will be reporting our business results in three distinct business areas:

1. **Diversified Manufacturing Services** is comprised of our business activities in the three distinct areas of industrial & clean technology, healthcare & life sciences and Specialized Services, encompassing our Aftermarket Services and Jabil Green Point.
2. **Enterprise & Infrastructure** encompasses our networking, computing, storage, telecommunications and certain other products having highly complex, large scale system requirements.
3. **High Velocity Systems** focuses on higher volume, lower mix production of products for customers in the printing, set-top box, automotive, displays and mobility markets.

We expect our growth and earnings engine will continue to shift to Diversified Manufacturing Services. These business areas afford us the greatest opportunity for genuine differentiation and also allow us to participate in powerful global trends.

We are a market leader in the production of clean tech products and services and we expect policies around the world will continue to emphasize renewable energy and the more efficient distribution, management and storage of power. We expect our clean tech business to have revenue of approximately $1.4 billion in fiscal 2011, growing 40 percent over fiscal 2010. Jabil is actively engaged across a broad spectrum of product areas, from solar panels, to smart grid meters and wind turbines. We expect to continue to invest and aggressively grow these important areas of activity.



We have a leading capability in the healthcare and life sciences field and believe that the trend to globalize production, reduce cost, service aging populations in the developed world and increasingly affluent young populations in emerging economies will drive excellent long-term growth. Jabil is in a position to be the provider of choice in this field as we offer a unique combination of capabilities, technology know-how and global presence. Recently Jabil worked with a leading healthcare equipment customer on the design and production of a portable ultrasound product. This project leveraged Jabil's know-how in consumer electronics, healthcare and our high quality, low-cost sites in emerging economies.

Specialized Services provide capabilities and know-how to customers that are differentiated. Aftermarket Services has posted outstanding growth over the past three years and our market position continues to gain traction and sophistication around the world.

Jabil Green Point has an unparalleled innovation and technology engine, combining materials and process know-how to pioneer new ways of differentiating customer products in attractive packages. This portion of our business is enjoying outstanding growth as it participates in the global trend toward mobile internet and smartphone devices. We expect the contribution it makes to our business to increase and to broaden to other target markets, notably healthcare and life science. In fiscal 2011, Jabil Green Point should post outstanding growth as new customers, process technologies and areas of activity gain ground and market acceptance.

Timothy L. Main
President and
Chief Executive Officer

Customers in Enterprise & Infrastructure come to Jabil for our market-leading ability to provide wide ranging, globally-based capabilities necessary to service an increasingly complex world. Continuous investment in our IT infrastructure gives us a key advantage, and a single instance of SAP worldwide offers us a tremendous lead in the cadence and accuracy of critical demand-supply planning information and tool development. Our ability to rapidly deploy complex manufacturing and supply chain systems and manage them holistically at best-in-class quality levels is highly differentiated. We believe customers in this area want fully-scaled global players with high-integrity, sound financial health and advanced systems. The group of competitors that fit this description is small. We remain focused on building differentiation based upon global capabilities and cost for a select group of leading customers.

Our High Velocity Systems customers benefit from globally competitive manufacturing services, value engineering, product completion services, fast decision making and execution. We offer a superior global footprint, access to emerging markets, a full range of product integration and localized supply chain services. We have unique and highly differentiated tools that can carefully analyze global logistics and changing economic parameters to choose the correct combination of sites and activities to yield our customers the lowest total cost. We are highly selective of the customers we do business with in this area and look for long-term relationships that are strategically grounded.

As the company emphasizes differentiation and growth in targeted markets, we expect to achieve balanced growth with structurally improved earnings power at lower-risk levels. In Diversified Manufacturing Services, we believe the combination of our market position with global trends can support an annual growth rate of 20 to 30 percent. In Enterprise & Infrastructure and in High Velocity, we are more focused on servicing a select group of customers and our combined growth expectation for these areas range from 5 percent to 10 percent annually. Over the next few years, the growth differential should drive a portfolio more heavily weighted to Diversified Manufacturing Services and a structural increase in our earnings power. (See chart below)

Jabil has been steadily diversifying markets, customers and earnings power, thereby reducing risk and driving a much more resilient and sustainable business. In fiscal 2010 the profit derived from Jabil's top ten customers was approximately 42 percent of Jabil's total profit, compared to nearly 71 percent in fiscal 2006. During this same time period, we worked to enter new markets and to expand the services we offer. This fundamental shift results in a broader business with a better balance between Diversified Manufacturing Services, Enterprise & Infrastructure and High Velocity Systems business areas. As our growth engine shifts to Diversified Manufacturing Services, we expect to enjoy a more resilient and sustainable business model.



The rapidly rising cash flow generation of our business supports a lower risk profile for customers, suppliers and investors. During the month of October 2010, Jabil secured $400 million in ten year notes on favorable terms. We believe our balance sheet metrics, cash flow and EBITDA levels provide a firm foundation for further growth and for favorable reviews from rating agencies and capital providers. We will continue to manage the business in what we believe is a fiscally conservative way so that all stakeholders in Jabil's success have complete confidence in our stability and longevity.

Operationally, we believe the company is executing like never before. This year, all of our factory managers were required to become Six Sigma, Black Belt certified. Lean manufacturing principles have been thoroughly adopted throughout the company, contributing significantly to our competitiveness in the marketplace. We have continuously improved our talent pool and are achieving levels of excellence in a more uniform and consistent way. Jabil's key factor to success is best-in-class operational performance and we work relentlessly toward that objective every day.

Jabil is a services business, reliant on the collective quality and commitment of its people. The company has continued to invest in human development infrastructure to attract, train, challenge, and retain the very best people. We are always heartened by the readiness with which our people embrace challenge and drive for the ultimate in performance and customer service. As Jabil has grown and gained scale, we remain mindful of retaining the values that make our company strong and yet willingly and proactively change in ways that make us better. To all stakeholders in Jabil, we thank you for your support and we commit to work tirelessly to create a better Jabil in the future.

LONG-TERM BUSINESS DIVERSITY


High Velocity Systems
Diversified Manufacturing Services
Enterprise & Infrastructure

Jabil's Diversified Manufacturing Services business grew 26 percent in fiscal 2010. Jabil's goal is to continue to grow at similar levels, driving attractive business diversity in future years.

William D. Morean
Chairman

FINANCIAL HIGHLIGHTS

Summary Statement of Operations For the Year Ended August 31, (in thousands, except per share data)	2000	2001	2002
Net Revenue	$ 3,558,321	$ 4,324,655	$ 3,545,466
Operating Income (Loss) (GAAP)	$ 209,163	$ 155,308	$ 53,407
Amortization of intangibles	2,724	5,820	15,113
Acquisition-related charges	5,153	6,558	7,576
Distressed customer charges	—	—	—
Restructuring and impairment charges	—	27,366	52,143
Goodwill impairment charges	—	—	—
Loss on disposal of subsidiaries	—	—	—
Stock-based compensation and related charges	3,753	2,454	643
Core Operating Income (Non-GAAP)	**$ 220,793**	**$ 197,506**	**$ 128,882**
Operating Income (Loss) (GAAP) year over year % change	55.3%	-25.7%	-65.6%
Core operating income (Non-GAAP) year over year % change	49.5%	-10.5%	-34.7%
Net Income (Loss) (GAAP)	$ 143,297	$ 112,332	$ 38,731
Amortization of intangibles, net of tax	1,866	4,284	12,593
Deferred tax valuation allowance, net of tax	—	—	—
Distressed customer charge	—	—	—
Acquisition-related charges, net of tax	4,653	4,163	4,748
Restructuring and impairment charges, net of tax	—	21,588	40,167
Goodwill write-off, net of tax	—	—	—
Loss on disposal of subsidiaries, net of tax	—	—	—
Stock-based compensation and related charges, net of tax	2,351	2,195	(26)
Other expense (income), net of tax	—	—	—
Core Earnings (Non-GAAP)	**$ 152,167**	**$ 144,562**	**$ 96,213**
Earnings (Loss) Per Share: (GAAP)***			
Basic	$ 0.80	$ 0.59	$ 0.20
Basic earnings (Loss) per share year over year % change	58.8%	-26.9%	-66.5%
Diluted	$ 0.76	$ 0.56	$ 0.19
Diluted earnings (Loss) per share year over year % change	58.5%	-27.3%	-65.2%
Core Earnings Per Share: (Non-GAAP)***			
Basic	$ 0.85	$ 0.75	$ 0.49
Basic earnings per share year over year % change	48.5%	-11.4%	-35.3%
Diluted	$ 0.81	$ 0.71	$ 0.48
Diluted earnings per share year over year % change	48.3%	-11.9%	-32.9%
Common Shares Used in the Calculation of Earnings (Loss) Per Share: (GAAP)***			
Basic	179,032	191,862	197,396
Diluted	187,448	202,223	200,535
Common Shares Used in the Calculation of Earnings Per Share: (Non-GAAP)***			
Basic	179,032	191,862	197,396
Diluted	187,448	202,223	200,535
Summary Balance Sheet Data (in thousands)			
Total Assets	$ 2,015,915	$ 2,357,578	$ 2,547,906
Capitalization*	$ 1,305,353	$ 1,782,132	$ 1,873,010
Stockholders' Equity	$ 1,272,020	$ 1,412,132	$ 1,509,650
Key Ratios			
GAAP Return on Invested Capital	19.6%	9.7%	3.4%
Core Return on Invested Capital ****	20.8%	12.5%	7.9%
GAAP Return on Equity	15.5%	8.4%	2.7%
Core Return on Equity**	16.4%	10.8%	6.6%
Inventory Turns	9.2	8.7	7.7
Sales Cycle	28.9	40.8	50.4

** Capitalization is calculated as stockholders' equity plus total debt.* *** The calculation of core return on equity is based on core earnings as reconciled above.*

2003	2004	2005	2006	2007	2008	2009	2010
$ 4,729,482	$ 6,252,897	$ 7,524,386	$ 10,265,447	$ 12,290,592	$ 12,779,703	$ 11,684,538	$ 13,409,411
$ 28,303	$ 221,771	$ 251,967	$ 241,807	$ 181,939	$ 251,397	$ (910,201)	$ 327,566
36,870	43,709	39,762	24,323	29,347	37,288	31,039	25,934
15,266	1,339	—	—	—	—	—	—
—	—	—	—	—	—	7,256	—
85,308	—	—	81,585	72,396	54,808	51,894	8,217
—	—	—	—	—	—	1,022,821	—
—	—	—	—	—	—	—	24,604
16,150	(5,756)	35,403	43,848	47,874	36,404	44,026	104,609
$ 181,897	**$ 261,063**	**$ 327,132**	**$ 391,563**	**$ 331,556**	**$ 379,897**	**$ 246,835**	**$ 490,930**
-47.0%	683.6%	13.6%	-4.0%	-24.8%	38.2%	-462.1%	136.0%
41.1%	43.5%	25.3%	19.7%	-15.3%	14.6%	-35.0%	98.9%
$ 28,570	$ 173,730	$ 203,875	$ 164,518	$ 73,236	$ 133,892	$ (1,165,212)	$ 168,840
30,848	37,239	33,698	20,281	25,500	26,990	30,916	25,887
—	—	—	37,103	—	—	121,929	—
—	—	—	—	—	—	6,329	—
9,827	987	—	—	—	—	—	—
60,688	—	—	70,062	59,258	39,573	63,490	8,314
—	—	—	—	—	—	1,018,157	—
—	—	—	—	—	—	—	24,604
14,437	(6,830)	27,973	32,390	38,212	30,591	43,088	102,719
(1,622)	3,975	—	—	—	—	13,317	—
$ 142,748	**$ 209,101**	**$ 265,546**	**$ 324,354**	**$ 196,206**	**$ 231,046**	**$ 132,014**	**$ 330,364**
$ 0.14	$ 0.87	$ 1.01	$ 0.79	$ 0.35	$ 0.64	$ -5.63	$ 0.79
-26.6%	502.2%	16.2%	-21.2%	-55.7%	82.9%	-979.7%	114.0%
$ 0.14	$ 0.85	$ 0.98	$ 0.77	$ 0.35	$ 0.64	$ -5.63	$ 0.78
-26.7%	496.6%	16.1%	-21.1%	-54.5%	82.9%	-979.7%	113.9%
$ 0.72	$ 1.04	$ 1.31	$ 1.55	$ 0.95	$ 1.10	$ 0.62	$ 1.54
47.5%	45.1%	25.7%	18.2%	-38.4%	15.8%	-43.6%	148.4%
$ 0.71	$ 1.02	$ 1.28	$ 1.52	$ 0.94	$ 1.10	$ 0.62	$ 1.52
47.5%	43.7%	25.7%	18.9%	-37.9%	17.0%	-43.6%	145.2%
198,495	200,430	202,501	208,737	206,724	209,805	207,002	214,332
201,671	205,559	207,706	213,663	209,801	210,425	207,002	217,597
198,495	200,430	202,501	208,737	206,724	209,805	213,426	214,332
201,671	205,559	207,706	213,663	208,777	210,425	213,498	217,597
$ 3,244,745	$ 3,334,039	$ 4,087,986	$ 5,411,730	$ 6,295,232	$ 7,032,137	$ 5,317,858	$ 6,367,747
$ 2,236,924	$ 2,133,629	$ 2,473,195	$ 2,687,814	$ 3,705,204	$ 4,085,135	$ 2,669,610	$ 2,764,542
$ 1,592,669	$ 1,824,023	$ 2,145,941	$ 2,294,481	$ 2,443,011	$ 2,715,725	$ 1,435,162	$ 1,578,046
2.3%	12.6%	13.6%	10.2%	6.5%	7.1%	-41.9%	13.1%
11.1%	14.5%	17.2%	18.5%	10.9%	9.9%	8.2%	21.4%
1.8%	10.2%	10.3%	7.4%	3.1%	5.2%	-56.1%	11.2%
9.2%	12.2%	13.4%	14.6%	8.3%	9.0%	6.4%	21.9%
9.5	9.8	9.3	8.4	8.1	8.2	8.0	7.5
36.4	29.4	20.8	14.9	16.8	20.2	19.4	16.3

**** Reflects 2-for-1 stock splits in 7/97, 2/99 and 3/00.*

***** The calculation of core return on invested capital is based on core earnings as reconciled above.*

BOARD OF DIRECTORS

William D. Morean
Chairman
Jabil Circuit, Inc.
Director since 1978
Age 55

Thomas A. Sansone
Vice Chairman
Jabil Circuit, Inc.
Director since 1983
Age 61

Timothy L. Main
President and Chief Executive Officer
Jabil Circuit, Inc.
Director since 1999
Age 53

Mel S. Lavitt
Senior Advisor
Needham & Company, LLC
Director since 1991
Age 73

Steven A. Raymund
Chairman of the Board
Tech Data Corporation
Director since 1996
Age 55

Lawrence J. Murphy
Private Business Consultant
Director since 1989
Age 68

Frank A. Newman
Chairman and Chief Executive Officer
Medical Nutrition USA, Inc.
Director since 1998
Age 62

David Stout
Director of Airgas Inc.,
NanoBio Corp., Allos Therapeutics, Shire PLC
Director since 2009
Age 56

Kathleen A. Walters
Executive Vice President
Global Consumer Products
Georgia-Pacific LLC
Director since 2005
Age 59

Jabil's Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees.

Audit: **Raymund** (Chair), **Murphy, Newman**

Compensation: **Walters** (Chair), **Lavitt, Stout**

Nominating & Corporate Governance: **Sansone** (Chair), **Lavitt, Stout**

Jabil's Corporate Governance Guidelines, Code of Ethics and the charters of these committees can be found on Jabil's website: www.jabil.com.

COMPANY OFFICERS

Timothy L. Main
President and
Chief Executive Officer

Mark T. Mondello
Chief Operating Officer

Forbes I.J. Alexander
Chief Financial Officer

Hartmut Liebel
Executive Vice President,
Chief Executive Officer,
Aftermarket Services Group

John P. Lovato
Executive Vice President,
Chief Executive Officer,
Materials Technology Group

Joseph A. McGee
Executive Vice President,
Strategic Planning
and Development

William D. Muir, Jr.
Executive Vice President,
Chief Executive Officer,
Manufacturing Services Group

William E. Peters
Executive Vice President,
Human Development,
Human Resources

Hai Hwai Chiang
Senior Vice President

Meheryar K. Dastoor
Senior Vice President
Controller

Maurice Dunlop
Senior Vice President
Global Business Units

Erich Hoch
Senior Vice President
Chief Supply Chain Officer

Michael J. Matthes
Senior Vice President
Worldwide Operations

Donald J. Myers
Senior Vice President
Corporate Development

Alessandro Parimbelli
Senior Vice President
Global Business Units

Frederick Rollinson, III
Senior Vice President
Worldwide Operations

Courtney J. Ryan
Senior Vice President
Global Business Units

Beth A. Walters
Senior Vice President
Communications
and Investor Relations

Teck Ping Yuen
Senior Vice President
Human Resources - Asia

Sergio A. Cadavid
Treasurer

Robert L. Paver
General Counsel and
Corporate Secretary

Susan Allan
Senior Legal Counsel and
Assistant Corporate Secretary

Joseph J. Adams
Vice President
Global Business Unit

Brian D. Althaver
Vice President
Strategic Development

Linda L. Beaman
Vice President
Information Technology
Service Operations

Otto J. Bik
Vice President
Finance

Thomas R. Blythe
Vice President
Tax

Steven D. Borges
Vice President
Global Business Units

Samantha A. Brem
Vice President
Global Legal Affairs

John D. Caltabiano
Vice President
Global Mechanicals and Enclosures

David D. Couch
Chief Information Officer

Gerald Creadon, Jr.
Vice President
Operations - Americas

Ronald Darroch
Vice President
Operations - Europe

David S. Emerson
Vice President
Worldwide Sector Sales

Frederick A. Hartung
Vice President
Logistics

Robert F. Hawthorne
Vice President
Information Technology
Business Systems

Steven A. Hodge
Vice President
Finance

Ming-Yen Lee
Vice President

Ralph T. Leimann
Vice President
Technical Services

Michael J. Loparco
Vice President
Global Business Units

James C. Luginbill
Vice President
Strategic Growth

Jeffrey J. Lumetta
Vice President
Engineering Design

Bryan Maguire
Chief Client Officer

Marco A. Mayor
Vice President
Engineering

Kevin C. Mazula
Vice President
Global Business Unit

Joseph S. McBeth
Vice President
Global Supply Chain

T.S. Annie Lee Mui
Vice President
Global Sourcing

R. Alan Myers
Vice President
Global Business Unit - Medical

Carey A. Paulus
Vice President
Global Business Unit

Scott H. Sickels
Vice President
Global Supply Chain Officer

Daryn G. Smith
Vice President
Global Financial Planning
and Analysis

Vait Leong Tam
Vice President
Operations - Asia

Timothy W. Traud
Vice President
Financial Reporting

David T. Wahl
Vice President
Global Business Units

P. Andrew Williams
Vice President
Global Business Unit

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-14063

JABIL CIRCUIT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**38-1886260**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code
(727) 577-9749

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	New York Stock Exchange
Series A Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the registrant based on the closing sale price of the Common Stock as reported on the New York Stock Exchange on February 28, 2010 was approximately $2.9 billion. For purposes of this determination, shares of Common Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the registrant's Common Stock as of the close of business on October 11, 2010, was 217,819,536. The registrant does not have any non-voting stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant's definitive Proxy Statement for the 2010 Annual Meeting of Stockholders to be held on January 20, 2011 is incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

JABIL CIRCUIT, INC.

2010 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

References in this report to "the Company," "Jabil," "we," "our," or "us" mean Jabil Circuit, Inc. together with its subsidiaries, except where the context otherwise requires. This Annual Report on Form 10-K contains certain statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") which are made in reliance upon the protections provided by such acts for forward-looking statements. These forward-looking statements (such as when we describe what "will," "may," or "should" occur, what we "plan," "intend," "estimate," "believe," "expect" or "anticipate" will occur, and other similar statements) include, but are not limited to, statements regarding future sales and operating results, future prospects, anticipated benefits of proposed (or future) acquisitions and new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. We make certain assumptions when making forward-looking statements, any of which could prove inaccurate, including, but not limited to, statements about our future operating results and business plans. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. Furthermore, the inclusion of forward-looking information should not be regarded as a representation by the Company or any other person that future events, plans or expectations contemplated by the Company will be achieved. The ultimate correctness of these forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. The following important factors, among others, could affect future results and events, causing those results and events to differ materially from those expressed or implied in our forward-looking statements:

- *business conditions and growth or declines in our customers' industries, the electronic manufacturing services industry and the general economy;*
- *variability of our operating results;*
- *our dependence on a limited number of major customers;*
- *the potential consolidation of our customer base, and the potential movement by some of our customers of a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity;*
- *availability of components;*
- *our dependence on certain industries;*
- *our production levels are subject to the variability of customer requirements, including seasonal influences on the demand for certain end products;*
- *our substantial international operations, and the resulting risks related to our operating internationally;*
- *our ability to successfully negotiate definitive agreements and consummate acquisitions, and to integrate operations following the consummation of acquisitions;*
- *our ability to take advantage of our past, current and possible future restructuring efforts to improve utilization and realize savings and whether any such activity will adversely affect our cost structure, our ability to service customers and our labor relations;*
- *our ability to maintain our engineering, technological and manufacturing process expertise;*
- *other economic, business and competitive factors affecting our customers, our industry and our business generally; and*
- *other factors that we may not have currently identified or quantified.*

For a further list and description of various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"

sections contained in this document. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

All forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this Annual Report on Form 10-K, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this document and the documents that we incorporate by reference into this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

Item 1. *Business*

The Company

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production, product management and aftermarket services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. We serve our customers primarily with dedicated business units that combine highly automated, continuous flow manufacturing with advanced electronic design and design for manufacturability. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue. Based on revenue, net of estimated product return costs ("net revenue"), for the fiscal year ended August 31, 2010 our largest customers currently include Apple Inc., Cisco Systems, Inc., EchoStar Corporation, General Electric Company, Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc., Nokia Corporation, Pace plc and Research in Motion Limited. For the fiscal year ended August 31, 2010, we had net revenues of approximately $13.4 billion and net income attributable to Jabil Circuit, Inc. of approximately $168.8 million.

We offer our customers electronics design, production, product management and aftermarket solutions that are responsive to their manufacturing needs. Our business units are capable of providing our customers with varying combinations of the following services:

- integrated design and engineering;
- component selection, sourcing and procurement;
- automated assembly;
- design and implementation of product testing;
- parallel global production;
- enclosure services;
- systems assembly, direct order fulfillment and configure to order; and
- aftermarket services.

We currently conduct our operations in facilities that are located in Austria, Belgium, Brazil, China, England, Germany, Hungary, India, Ireland, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, Taiwan, Turkey, Ukraine, the U.S. and Vietnam. Our global manufacturing production sites allow customers to manufacture products simultaneously in the optimal locations for their products. Our services allow customers to improve supply-chain management, reduce inventory obsolescence, lower transportation costs and reduce product fulfillment time. We have identified our global presence as a key to assessing our business performance.

At August 31, 2010 our reportable operating segments consisted of three segments — Consumer, Electronic Manufacturing Services ("EMS") and Aftermarket Services ("AMS"). On September 1, 2010, we re-organized our business into the following three groups: Diversified Manufacturing Services ("DMS"), Enterprise & Infrastructure ("E&I") and High Velocity Systems ("HVS"). Our DMS group is composed of dedicated resources to manage higher complexity global products in regulated industries and bring materials and process technologies including design and aftermarket services to our global customers. Our E&I and HVS groups offer integrated global supply chain solutions designed to provide cost effective solutions for our customers. Our E&I group is focused on our customers primarily in the computing and storage, networking and telecommunication sectors. Our HVS group is focused on the particular needs of the consumer products industry, including mobility, set-top boxes and peripheral products such as printers and point of sale terminals.

Our principal executive offices are located at 10560 Dr. Martin Luther King, Jr. Street North, St. Petersburg, Florida 33716, and our telephone number is (727) 577-9749. We were incorporated in Delaware in 1992. Our website is located at http://www.jabil.com. Through a link on the "Investors" section of our website, we make available the following financial filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All such filings are available free of charge. Information contained in our website, whether currently posted or posted in the future, is not a part of this document or the documents incorporated by reference in this document.

Industry Background

The industry in which we operate is composed of companies that provide a range of manufacturing and design services to companies that utilize electronics components. The industry experienced rapid change and growth through the 1990s as an increasing number of companies chose to outsource an increasing portion, and, in some cases, all of their manufacturing requirements. In mid-2001, the industry's revenue declined as a result of significant cut-backs in customer production requirements, which was consistent with the overall downturn in the technology sector at the time. In response to this downturn in the technology sector, we implemented restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers. Industry revenues generally began to stabilize in 2003 and companies turned to outsourcing versus internal manufacturing. In addition, the number of industries serviced, as well as the market penetration in certain industries, by electronic manufacturing service providers has increased over the past several years. In mid-2008, the industry's revenue declined when a deteriorating macro-economic environment resulted in illiquidity in the overall credit markets and a significant economic downturn in the North American, European and Asian markets. In response to this downturn, we implemented additional restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers.

Though significant uncertainty remains regarding the extent and timing of the economic recovery, we continue to see signs of stabilization as the overall credit markets have significantly improved and it appears that the global economic stimulus programs put in place are having a positive impact, particularly in China. We will continue to monitor the current economic environment and its potential impact on both the customers that we serve as well as our end-markets and closely manage our costs and capital resources so that we can respond appropriately as circumstances continue to change. Also, as a result of recent economic conditions, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. This movement, and possible future movements, may negatively impact our results of operations. Over the longer term, factors driving companies to favor outsourcing include:

- ***Reduced Product Cost.*** Manufacturing service providers are often able to manufacture products at a reduced total cost to companies. These cost advantages result from higher utilization of capacity because of diversified product demand and, typically, a higher sensitivity to elements of cost.
- ***Accelerated Product Time-to-Market and Time-to-Volume.*** Manufacturing service providers are often able to deliver accelerated production start-ups and achieve high efficiencies in transferring new products into production. Providers are also able to more rapidly scale production for changing markets and to

position themselves in global locations that serve the leading world markets. With increasingly shorter product life cycles, these key services allow new products to be sold in the marketplace in an accelerated time frame.

- ***Access to Advanced Design and Manufacturing Technologies.*** Customers gain access to additional advanced technologies in manufacturing processes, as well as product and production design. Product and production design services may offer customers significant improvements in the performance, cost, time-to-market and manufacturability of their products.

- ***Improved Inventory Management and Purchasing Power.*** Manufacturing service providers are often able to more efficiently manage both procurement and inventory, and have demonstrated proficiency in purchasing components at improved pricing due to the scale of their operations and continuous interaction with the materials marketplace.

- ***Reduced Capital Investment in Manufacturing.*** Companies are increasingly seeking to lower their investment in inventory, facilities and equipment used in manufacturing in order to allocate capital to other activities such as sales and marketing and research and development ("R&D"). This shift in capital deployment has placed a greater emphasis on outsourcing to external manufacturing specialists.

Our Strategy

We are focused on expanding our position as one of the leading providers of worldwide electronics design, production, product management and aftermarket services. To achieve this objective, we continue to pursue the following strategies:

- ***Establish and Maintain Long-Term Customer Relationships.*** Our core strategy is to establish and maintain long-term relationships with leading companies in expanding industries with size and growth characteristics that can benefit from highly automated, continuous flow manufacturing on a global scale. Over the past several years, we have made concentrated efforts to diversify our industry sectors and customer base. As a result of these efforts, we have experienced business growth from existing customers and from new customers. Additionally, our acquisitions have contributed to our business growth. We focus on maintaining long-term relationships with our customers and seek to expand these relationships to include additional product lines and services. In addition, we have a focused effort to identify and develop relationships with new customers who meet our profile.

- ***Utilize Business Units.*** Each of our business units is dedicated to one customer and operates with a high level of autonomy, primarily utilizing dedicated production equipment, production workers, supervisors, buyers, planners, and engineers. We believe our customer centric business units promote increased responsiveness to our customers' needs, particularly as a customer relationship grows to multiple production locations.

- ***Expand Parallel Global Production.*** Our ability to produce the same product on a global scale is a significant requirement of our customers. We believe that parallel global production is a key strategy to reduce obsolescence risk and secure the lowest landed costs while simultaneously supplying products of equivalent or comparable quality throughout the world. Consistent with this strategy, we have established or acquired operations in Austria, Belgium, Brazil, China, England, Germany, Hungary, India, Ireland, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, Taiwan, Turkey, Ukraine and Vietnam to increase our European, Asian and Latin American presence.

- ***Offer Systems Assembly, Direct-Order Fulfillment and Configure-to-Order Services.*** Our systems assembly, direct-order fulfillment and configure-to-order services allow our customers to reduce product cost and risk of product obsolescence by reducing total work-in-process and finished goods inventory. These services are available at all of our manufacturing locations.

- ***Offer Design and Aftermarket Services.*** We offer a wide spectrum of value-add design services for products that we manufacture for our customers. We provide these services to enhance our relationships with current customers by allowing them the flexibility to utilize complementary design services to achieve

improvements in performance, cost, time-to-market and manufacturability, as well as to help develop relationships with new customers. We also offer aftermarket services from strategic hub locations. Our aftermarket service centers allow us to provide service to our customers' products following completion of the traditional manufacturing and fulfillment process.

- ***Pursue Selective Acquisition Opportunities.*** While some of our customers have recently moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity, we believe that the longer-term, stronger trend has been for companies to divest internal manufacturing operations to manufacturing providers such as Jabil. In many of these situations, companies enter into a customer relationship with the manufacturing provider that acquires the operations. More recently, our acquisition strategy has expanded beyond focusing on acquisition opportunities presented by companies divesting internal manufacturing operations, but also pursuing manufacturing, aftermarket services and/or design operations and other acquisition opportunities complementary to our services offerings. The primary goal of our acquisition strategy is to complement our geographic footprint and diversify our business into new industry sectors and with new customers, and to expand the scope of the services we can offer to our customers. As the scope of our acquisition opportunities expands, the risks associated with our acquisitions expand as well, both in terms of the amount of risk we face and the scope of such risks. See "Risk Factors — We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions."

Our Approach to Manufacturing

In order to achieve high levels of manufacturing performance, we have adopted the following approaches:

- ***Business Units.*** Each of our business units is dedicated to one customer and is empowered to formulate strategies tailored to individual customer needs. Most of our business units have dedicated production lines consisting of equipment, production workers, supervisors, buyers, planners and engineers. Under certain circumstances, a production line may include more than one business unit in order to maximize resource utilization. Business units have direct responsibility for manufacturing results and time-to-volume production, promoting a sense of individual commitment and ownership. The business unit approach is modular and enables us to grow incrementally without disrupting the operations of other business units.
- ***Business Unit Management.*** Our Business Unit Managers coordinate all financial, manufacturing and engineering commitments for each of our customers at a particular manufacturing facility. Our Business Unit Directors oversee local Business Unit Managers and coordinate worldwide financial, manufacturing and engineering commitments for each of our customers that have global production requirements. Jabil's Business Unit Management has the authority (within high-level parameters set by executive management) to develop customer relationships, make design strategy decisions and production commitments, establish pricing, and implement production and electronic design changes. Business Unit Managers and Directors are also responsible for assisting customers with strategic planning for future products, including developing cost and technology goals. These Managers and Directors operate autonomously with responsibility for the development of customer relationships and direct profit and loss accountability for business unit performance.
- ***Automated Continuous Flow.*** We use a highly automated, continuous flow approach where different pieces of equipment are joined directly or by conveyor to create an in-line assembly process. This process is in contrast to a batch approach, where individual pieces of assembly equipment are operated as freestanding work-centers. The elimination of waiting time prior to sequential operations results in faster manufacturing, which improves production efficiencies and quality control, and reduces inventory work-in-process. Continuous flow manufacturing provides cost reductions and quality improvement when applied to volume manufacturing.
- ***Computer Integration.*** We support all aspects of our manufacturing activities with advanced computerized control and monitoring systems. Component inspection and vendor quality are monitored electronically in real-time. Materials planning, purchasing, stockroom and shop floor control systems are supported through a computerized Manufacturing Resource Planning system, providing customers with a continuous

ability to monitor material availability and track work-in-process on a real-time basis. Manufacturing processes are supported by a real-time, computerized statistical process control system, whereby customers can remotely access our computer systems to monitor real-time yields, inventory positions, work-in-process status and vendor quality data. See "Technology" and "Risk Factors — Any delay in the implementation of our information systems could disrupt our operations and cause unanticipated increases in our costs."

- ***Supply Chain Management.*** We make available an electronic commerce system/electronic data interchange and web-based tools for our customers and suppliers to implement a variety of supply chain management programs. Most of our customers utilize these tools to share demand and product forecasts and deliver purchase orders. We use these tools with most of our suppliers for just-in-time delivery, supplier-managed inventory and consigned supplier-managed inventory.

Our Design Services

We offer a wide spectrum of value-add design services for products that we manufacture for our customers. We provide these services to enhance our relationships with current customers and to help develop relationships with new customers. We offer the following design services:

- ***Electronic Design.*** Our electronic design team provides electronic circuit design services, including application-specific integrated circuit design and firmware development. These services have been used to develop a variety of circuit designs for cellular telephone accessories, notebook and personal computers, servers, radio frequency products, video set-top boxes, optical communications products, personal digital assistants, communication broadband products and automotive and consumer appliance controls.

- ***Industrial Design Services.*** Our industrial design team assists in designing the "look and feel" of the plastic and metal enclosures that house printed circuit board assemblies ("PCBA") and systems.

- ***Mechanical Design.*** Our mechanical engineering design team specializes in three-dimensional design and analysis of electronic and optical assemblies using state of the art modeling and analytical tools. The mechanical team has extended Jabil's product offering capabilities to include all aspects of industrial design, advance mechanism development and tooling management.

- ***Computer-Assisted Design.*** Our computer-assisted design ("CAD") team provides PCBA design services using advanced CAD/computer-assisted engineering tools, PCBA design testing and verification services, and other consulting services, which include the generation of a bill of materials, approved vendor list and assembly equipment configuration for a particular PCBA design. We believe that our CAD services result in PCBA designs that are optimized for manufacturability and cost, and accelerate the time-to-market and time-to-volume production.

- ***Product Validation.*** Our product validation team provides complete product and process validation. This includes system test, product safety, regulatory compliance and reliability.

- ***Product Solutions.*** Our product solutions efforts are focused on providing system-based solutions to engineering problems and challenges on the design of new technologies and concepts in specific growth areas as a means of expanding our customer relationships.

Our design centers are located in: Vienna, Austria; Hasselt, Belgium; Beijing and Shanghai, China; Colorado Springs, Colorado; St. Petersburg, Florida; Jena, Germany; Tokyo, Japan; and Hsinchu, Taichung and Taipei, Taiwan. Our teams are strategically staffed to support Jabil customers for all development projects, including turnkey system design and design for manufacturing activities. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise."

We are exposed to different or greater potential liabilities from our design services than those we face from our regular manufacturing services. See "Risk Factors — Our design services offerings may result in additional exposure to product liability, intellectual property infringement and other claims, in addition to the business risk of being unable to produce the revenues necessary to profit from these services."

Our Systems Assembly, Test, Direct-Order Fulfillment and Configure-to-Order Services

We offer systems assembly, test, direct-order fulfillment and configure-to-order services to our customers. Our systems assembly services extend our range of assembly activities to include assembly of higher-level sub-systems and systems incorporating multiple PCBAs. We maintain systems assembly capacity to meet the increasing demands of our customers. In addition, we provide testing services, based on quality assurance programs developed with our customers, of the PCBAs, sub-systems and systems products that we manufacture. Our quality assurance programs include circuit testing under various environmental conditions to try to ensure that our products meet or exceed required customer specifications. We also offer direct-order fulfillment and configure-to-order services for delivery of final products we assemble for our customers.

Our Aftermarket Services

As an extension of our manufacturing model and an enhancement to our total global solution, we offer aftermarket services from strategic hub locations. Jabil aftermarket service centers provide warranty and repair services to certain of our manufacturing customers but primarily to other customers. We have the ability to service our customers' products following completion of the traditional manufacturing and fulfillment process.

Our aftermarket service centers are located in: Shanghai and Suzhou, China; Coventry, England; St. Petersburg, Florida; Szombathely, Hungary; Louisville, Kentucky; Penang, Malaysia; Chihuahua, Reynosa and Nogales, Mexico; Amsterdam, The Netherlands; Bydgoszcz, Poland; Memphis, Tennessee, and Round Rock and McAllen, Texas.

Technology

We believe that our manufacturing and testing technologies are among the most advanced in the industry. Through our R&D efforts, we intend to continue to offer our customers among the most advanced highly automated, continuous flow manufacturing process technologies. These technologies include surface mount technology, high-density ball grid array, chip scale packages, flip chip/direct chip attach, advanced chip-on-board, thin substrate processes, reflow solder of mixed technology circuit boards, lead-free processing, densification, and other testing and emerging interconnect technologies. In addition to our R&D activities, we are continuously making refinements to our existing manufacturing processes in connection with providing manufacturing services to our customers. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise."

Research and Development

To meet our customers' increasingly sophisticated needs, we continually engage in research and product design activities. These activities include electronic design, mechanical design, software design, system level design, product validation, and other design related activities necessary to manufacture our customers' products in the most cost-effective and reliable manner. We are engaged in advanced research and platform designs for products including: cell phone products, wireless and broadband access products, server and storage products, set-top and digital home products, optical projection and printing products. These activities focus on assisting our customers in product creation and manufacturing solutions. For fiscal years 2010, 2009 and 2008, we expended $28.1 million, $27.3 million and $33.0 million, respectively, on R&D activities.

Financial Information about Business Segments

We derive revenue from providing comprehensive electronics design, production, product management and aftermarket services. Management evaluates performance and allocates resources on a divisional basis for manufacturing and service operating segments. At August 31, 2010, our reportable operating segments consisted of three segments — Consumer, EMS and AMS. See Note 12 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements. On September 1, 2010 we re-organized our business into the following three groups: DMS, E&I and HVS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Customers and Marketing

Our core strategy is to establish and maintain long-term relationships with leading companies in expanding industries with the size and growth characteristics that can benefit from highly automated, continuous flow manufacturing on a global scale. A small number of customers and significant industry sectors have historically comprised a major portion of our net revenue. The table below sets forth the respective portion of net revenue for the applicable period attributable to our customers who individually accounted for approximately 10% or more of our net revenue in any respective period:

	Fiscal Year Ended August 31,		
	2010	2009	2008
Cisco Systems, Inc.	15%	13%	16%
Research in Motion Limited	15%	12%	*
Hewlett-Packard Company	*	*	11%

* less than 10% of net revenue

During the first quarter of fiscal year 2010, we began to report the display and peripheral sectors as a combined sector called digital home office. In addition, the automotive sector is no longer reported separately and has been combined in the other sector. Our net revenue was distributed over the following significant industry sectors for the periods indicated:

	Fiscal Year Ended August 31,		
	2010	2009	2008
EMS			
Computing and storage	10%	11%	13%
Instrumentation and medical	23%	19%	18%
Networking	17%	17%	21%
Telecommunications	5%	6%	6%
Other	4%	5%	6%
Total EMS	59%	58%	64%
Consumer			
Digital home office	20%	16%	19%
Mobility	15%	20%	12%
Total Consumer	35%	36%	31%
Total AMS	6%	6%	5%
Total	100%	100%	100%

In fiscal year 2010, our five largest customers accounted for approximately 45% of our net revenue and 48 customers accounted for approximately 90% of our net revenue. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. See "Risk Factors — Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue," "Risk Factors — Consolidation in industries that utilize electronics components may adversely affect our business" and Note 12 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

We have made concentrated efforts to diversify our industry sectors and customer base, including but not limited to increasing our net revenue in the instrumentation and medical sector and the mobility sector, through acquisitions and organic growth. Our Business Unit Managers and Directors, supported by executive management, work to expand existing customer relationships through the addition of product lines and services. These individuals

also identify and attempt to develop relationships with new customers who meet our profile. This profile includes financial stability, need for technology-driven turnkey manufacturing, anticipated unit volume and long-term relationship stability. Unlike traditional sales managers, our Business Unit Managers and Directors are responsible for ongoing management of production for their customers.

On October 27, 2009, we sold our subsidiary, Jabil Circuit Automotive, SAS, an automotive electronics manufacturing subsidiary located in Western Europe to an unrelated third-party. As a result of this sale, we recorded a loss on disposition of $15.7 million in the first quarter of 2010, which included transaction-related costs of approximately $4.2 million. These costs are recorded to loss on disposal of subsidiary on the Consolidated Statements of Operations, which is a component of operating income. Jabil Circuit Automotive had net revenue and an operating loss of $15.5 million and $1.4 million, respectively, from the beginning of the 2010 fiscal year through the date of disposition.

On July 16, 2010, we sold our operations in Italy as well as our remaining operations in France to an unrelated third party. Divested operations, inclusive of four sites and approximately 1,500 employees, had net revenues and an operating loss of $298.6 million and $39.6 million, respectively, from the beginning of the 2010 fiscal year through the date of disposition.

In connection with this transaction, we provided an aggregate $25.0 million working capital loan to the disposed operations and agreed to provide for the aggregate potential reimbursement of up to $10.0 million in restructuring costs dependent upon the occurrence of certain future events. The working capital loan bears interest on a quarterly basis at LIBOR plus 500 basis points and is repayable over approximately 44 months dependent upon the achievement of certain specified quarterly financial results of the operations being disposed, which if not met would result in the forgiveness of all or a portion of the loan. Accordingly, dependent on the occurrence of such future events, we may incur up to an additional $28.5 million of charges. As a result of this sale, we recorded a loss on disposition of $8.9 million in the fourth quarter of fiscal year 2010, which included transaction-related costs of $1.7 million and a charge of $6.5 million in order to record the working capital loan at its respective fair market value at August 31, 2010 based upon a discounted cash flow analysis. These costs are recorded to loss on disposal of subsidiaries on our Consolidated Statements of Operations, which is a component of operating income.

International Operations

A key element of our strategy is to provide localized production of global products for leading companies in the major consuming regions of the Americas, Europe and Asia. Consistent with this strategy, we have established or acquired manufacturing, design and/or aftermarket service operations in Austria, Belgium, Brazil, China, England, Germany, Hungary, India, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, Taiwan, Turkey, Ukraine and Vietnam.

Our European operations provide European and multinational customers with design, manufacturing and aftermarket services to satisfy their local market consumption requirements.

Our Asian operations enable us to provide local manufacturing and design services and a more competitive cost structure in the Asian market; and serve as a low cost manufacturing source for new and existing customers in the global market.

Our Latin American operations located in Mexico enable us to provide a low cost manufacturing source for new and existing customers principally in the U.S. marketplace. Our Latin American operations located in Brazil provide customers with manufacturing services to satisfy their local market consumption requirements.

See "Risk Factors — We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

Our business is highly competitive. We compete against numerous domestic and foreign electronic manufacturing services and design providers, including Benchmark Electronics, Inc., Celestica, Inc., Flextronics International Ltd., Hon-Hai Precision Industry Co., Ltd., Plexus Corp. and Sanmina-SCI Corporation. In addition, consolidation in our industry has resulted in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Also, we may in the future encounter competition from other large electronic manufacturers, and manufacturers that are focused solely on design and manufacturing services, that are selling, or may begin to sell electronics manufacturing services. Most of our competitors have international operations and significant financial resources and some have substantially greater manufacturing, R&D and marketing resources than us.

We also face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing. Recently, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

We may be operating at a cost disadvantage compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers, who have lower cost structures as a result of their geographic location or the services they provide or who are willing to make sales or provide services at lower margins than us (including relationships where our competitors are willing to accept a lower margin from certain of their customers for whom they perform other higher margin business). As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection. In addition, companies with greater resources or a greater market presence may enter our market or increase their competition with us. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these developments could cause a decline in sales, loss of market acceptance of our products or services, profit margin compression or loss of market share. See "Risk Factors — We compete with numerous other electronic manufacturing services and design providers and others, including our current and potential customers who may decide to manufacture some or all of their products internally."

Backlog

Our order backlog at August 31, 2010 was valued at approximately $3.9 billion, compared to approximately $2.2 billion at August 31, 2009. Although our backlog consists of firm purchase orders, the level of backlog at any particular time is not necessarily indicative of future sales. Given the nature of our relationships with our customers, we frequently allow our customers to cancel or reschedule deliveries, and therefore, backlog is not a meaningful indicator of future financial results. Although we may seek to negotiate fees to cover the costs of such cancellations or rescheduling, we may not always be successful in such negotiations. See "Risk Factors — Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity."

Seasonality

Production levels for our Consumer division are subject to seasonal influences. We may realize greater net revenue during our first fiscal quarter due to higher demand for consumer products during the holiday selling season.

Components Procurement

We procure components from a broad group of suppliers, determined on an assembly-by-assembly basis. Almost all of the products we manufacture require one or more components that are available from only a single source. Some of these components are allocated from time to time in response to supply shortages. We attempt to ensure continuity of supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned

production to meet the anticipated availability of the critical component. In some cases, supply shortages may substantially curtail production of assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components, particularly of semiconductor, relay and capacitor products. These shortages have resulted in a delay in the realization of an incremental amount of revenue, which, if realized in fiscal year 2010, would have likely had a positive impact on our gross profit and net income. Some shortages are occurring currently, and may continue to occur. We believe these shortages may be due to increased economic activity following recent recessionary conditions. In the past, such shortages have produced insignificant levels of short-term interruption of our operations, but we cannot assure you that such shortages, if any, will not have a material adverse effect on our results of operations in the future. See "Risk Factors — We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits, increase our inventory carrying costs, increase our risk of exposure to inventory obsolescence and cause us to purchase components of a lesser quality."

Proprietary Rights

We regard certain of our manufacturing processes and electronic designs as proprietary intellectual property. To protect our proprietary rights, we rely largely upon a combination of trade secret laws; non-disclosure agreements with our customers, employees, and suppliers; our internal security systems; confidentiality procedures and employee confidentiality agreements. Although we take steps to protect our intellectual property, misappropriation may still occur. Historically, patents have not played a significant role in the protection of our proprietary rights. Nevertheless, we currently have a relatively modest number of solely owned and jointly held patents in various technology areas, and we believe that our evolving business practices and industry trends may result in continued growth of our patent portfolio and its importance to us, particularly as we expand our business activities. Other important factors include the knowledge and experience of our management and personnel and our ability to develop, enhance and market manufacturing services.

We license some technology and intellectual property rights from third parties that we use in providing manufacturing and design services to our customers. We believe that such licenses are generally available on commercial terms from a number of licensors. Generally, the agreements governing such technology and intellectual property rights grant us non-exclusive, worldwide licenses with respect to the subject technology and terminate upon a material breach by us.

We believe that our electronic designs and manufacturing processes do not infringe on the proprietary rights of third parties. However, if third parties assert valid infringement claims against us with respect to past, current or future designs or processes, we could be required to enter into an expensive royalty arrangement, develop non-infringing designs or processes and discontinue use of the infringing design or processes, or engage in costly litigation. See "Risk Factors — We may not be able to maintain our engineering, technological and manufacturing process expertise," "Risk Factors — Our regular manufacturing process and services may result in exposure to intellectual property infringements and other claims," "Risk Factors — The success of our turnkey solution activities depends in part on our ability to obtain, protect, and leverage intellectual property rights to our designs" and "Risk Factors — Intellectual property infringement claims against our customers, our suppliers or us could harm our business."

Employees

As of October 1, 2010 and October 12, 2009, we had approximately 69,000 and 61,000 full-time employees, respectively. None of our domestic employees are represented by a labor union. In certain international locations, our employees are represented by labor unions and by works councils. We have never experienced a significant work stoppage or strike and we believe that our employee relations are good.

Geographic Information

The information regarding net revenue and long-lived assets set forth in Note 12 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements, is hereby incorporated by reference into this Part I, Item 1.

Environmental

We are subject to a variety of federal, state, local and foreign environmental, product stewardship and producer responsibility laws and regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, those requiring design changes or conformity assessments or those relating to the recycling of products we manufacture. If we fail to comply with any present and future regulations, we could become subject to future liabilities, the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our procurement and inventory management activities. See "Risk Factors — Compliance or the failure to comply with current and future environmental, product stewardship and producer responsibility laws or regulations could cause us significant expense."

Executive Officers of the Registrant

Executive officers are appointed by the Board of Directors and serve at the discretion of the Board. Each executive officer is a full-time employee of Jabil. There are no family relationships among our executive officers and directors. There are no arrangements or understandings between any of our executive officers and any other persons pursuant to which any of such executive officers were selected.

Forbes I.J. Alexander (age 50) was named Chief Financial Officer in September 2004. Mr. Alexander joined Jabil in 1993 as Controller of Jabil's Scottish operation and was promoted to Assistant Treasurer in April 1996. Mr. Alexander was Treasurer from November 1996 to August 2004. Prior to joining Jabil, Mr. Alexander was Financial Controller of Tandy Electronics European Manufacturing Operations in Scotland and has held various financial positions with Hewlett Packard and Apollo Computer. Mr. Alexander is a Fellow of the Institute of Chartered Management Accountants. He holds a B.A. in Accounting from the University of Abertay Dundee, formerly Dundee College of Technology, Scotland.

Sergio Cadavid (age 54) joined Jabil as Treasurer in June 2006. Prior to joining Jabil, Mr. Cadavid was Assistant Treasurer — Director Global Enterprise Risk Management for Owens-Illinois, Inc. in Toledo, Ohio. Mr. Cadavid joined Owens — Illinois, Inc. in 1988 and held various financial positions in the U.S., Italy and Colombia. He has also held various positions with The Quaker Oats Company, Arthur Andersen & Co. and J.M. Family Enterprises, Inc. He holds an M.B.A. from the University of Florida and a B.B.A. from Florida International University.

Meheryar "Mike" Dastoor (age 45) was named Senior Vice President, Controller in July 2010. Mr. Dastoor joined Jabil in 2000 as Regional Controller — Asia Pacific and was named Controller in June 2004. Prior to joining Jabil, Mr. Dastoor was a Regional Financial Controller for Inchcape PLC. Mr. Dastoor joined Inchcape in 1993. He holds a degree in Finance and Accounting from the University of Bombay. Mr. Dastoor is a Chartered Accountant from the Institute of Chartered Accountants in England and Wales.

John Lovato (age 50) was named Executive Vice President, Chief Executive Officer, Materials Technology Group in April 2010. Mr. Lovato joined Jabil in 1990 as Business Unit Manager, and has also served as General Manager of Jabil's California operation. Mr. Lovato was named Vice President, Global Business Units in 1999, Senior Vice President, Business Development in November 2002 and then Senior Vice President, Europe in September 2004. Most recently Mr. Lovato served as Executive Vice President, Chief Executive Officer, Consumer Division from September 2007 to April 2010. Before joining Jabil, Mr. Lovato held various positions at Texas Instruments. He holds a B.S. in Electronics Engineering from McMaster University in Ontario, Canada.

Timothy L. Main (age 53) has served as Chief Executive Officer of Jabil since September 2000, as President since January 1999 and as a director since October 1999. He joined Jabil in April 1987 as a Production Control

Manager, was promoted to Operations Manager in September 1987, to Project Manager in July 1989, to Vice President Business Development in May 1991, and to Senior Vice President, Business Development in August 1996. Prior to joining Jabil, Mr. Main was a commercial lending officer, international division for the National Bank of Detroit. He holds a B.S. from Michigan State University and Master of International Management from the American Graduate School of International Management (Thunderbird).

Mark Mondello (age 46) was promoted to Chief Operating Officer in November 2002. Mr. Mondello joined Jabil in 1992 as Production Line Supervisor and was promoted to Project Manager in 1993. Mr. Mondello was named Vice President, Business Development in 1997 and served as Senior Vice President, Business Development from January 1999 through November 2002. Prior to joining Jabil, Mr. Mondello served as project manager on commercial and defense-related aerospace programs for Moog, Inc. He holds a B.S. in Mechanical Engineering from the University of South Florida.

William D. Muir, Jr. (age 42) was named Executive Vice President, Chief Executive Officer, Manufacturing Services Group in April 2010. Mr. Muir joined Jabil in 1992 as a Quality Engineer and has served in management positions including Senior Director of Operations for Florida, Michigan, Guadalajara, and Chihuahua; was promoted to Vice President, Operations-Americas in February 2001, was named Vice President, Global Business Units in November 2002 and Senior Vice President, Regional President — Asia in September 2004. Mr. Muir recently served as Executive Vice President, Chief Executive Officer, EMS Division from September 2007 to April 2010. He holds a Bachelor's degree in Industrial Engineering and an MBA, both from the University of Florida.

Robert L. Paver (age 54) joined Jabil as General Counsel and Corporate Secretary in 1997. Prior to working for Jabil, Mr. Paver was a trial lawyer and partner with the law firm of Holland & Knight in St. Petersburg, Florida. Mr. Paver has served as an adjunct professor of law at Stetson University College of Law and guest lecturer at the University of Florida Levin College of Law. He holds a B.A. from the University of Florida and a J.D. from Stetson University College of Law.

Item 1A. Risk Factors

As referenced, this Annual Report on Form 10-K includes certain forward-looking statements regarding various matters. The ultimate correctness of those forward-looking statements is dependent upon a number of known and unknown risks and events, and is subject to various uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied by those statements. Undue reliance should not be placed on those forward-looking statements. The following important factors, among others, as well as those factors set forth in our other SEC filings from time to time, could affect future results and events, causing results and events to differ materially from those expressed or implied in our forward-looking statements.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control.

Our annual and quarterly operating results are affected by a number of factors, including:

- adverse changes in current macro-economic conditions, both in the U.S. and internationally;
- the level and timing of customer orders;
- the level of capacity utilization of our manufacturing facilities and associated fixed costs;
- the composition of the costs of revenue between materials, labor and manufacturing overhead;
- price competition;
- changes in demand for our products or services;
- changes in demand in our customers' end markets;
- our exposure to financially troubled customers;
- our level of experience in manufacturing a particular product;

- the degree of automation used in our assembly process;
- the efficiencies achieved in managing inventories and fixed assets;
- fluctuations in materials costs and availability of materials;
- adverse changes in political conditions, both in the U.S. and internationally, including among other things, adverse changes in tax laws and rates (and the governments' interpretations thereof), adverse changes in trade policies and adverse changes in fiscal and monetary policies;
- seasonality in customers' product requirements; and
- the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor.

The volume and timing of orders placed by our customers vary due to variation in demand for our customers' products; our customers' attempts to manage their inventory; electronic design changes; changes in our customers' manufacturing strategies; and acquisitions of or consolidations among our customers. In addition, our Consumer division is subject to seasonal influences. We may realize greater revenue during our first fiscal quarter due to high demand for consumer products during the holiday selling season. In the past, changes in customer orders that reduce net revenue have had a significant effect on our results of operations as a result of our overhead remaining relatively fixed while our net revenue decreased. Any one or a combination of these factors could adversely affect our annual and quarterly results of operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations."

Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue.

For the fiscal year ended August 31, 2010, our five largest customers accounted for approximately 45% of our net revenue and our top 48 customers accounted for approximately 90% of our net revenue. We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. If any of our customers experience a decline in the demand for their products due to economic or other forces, they may reduce their purchases from us or terminate their relationship with us. Our customers' industries have experienced rapid technological change, shortening of product life cycles, consolidation, and pricing and margin pressures. Consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to dependence on a small number of customers. A significant reduction in sales to any of our customers or a customer exerting significant pricing and margin pressures on us could have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of design, production, product management or aftermarket services ordered from us, including moving a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

Our revenues declined in 2009 as consumers and businesses postponed spending in response to tighter credit, negative financial news, declines in income or asset values or general uncertainty about global economic conditions. These economic conditions had a negative impact on our results of operations over this period and similar conditions may exist in the future. In addition, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. We cannot assure you that present or future customers will not terminate their design, production, product management and aftermarket services arrangements with us or significantly change, reduce or delay the amount of services ordered from us. If they do, it could have a material adverse effect on our results of operations. In addition, we generate significant accounts receivable in connection with providing design, production, product management and aftermarket services to our customers. If one or more of our customers were to become insolvent (which two of our customers experienced in fiscal year 2009) or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or

more of the following: a decline in revenue, a charge for bad debts, a charge for inventory write-offs, a decrease in inventory turns, an increase in days in inventory and an increase in days in trade accounts receivable.

Certain of the industries to which we provide services, have recently experienced significant financial difficulty, with some of the participants filing for bankruptcy. Such significant financial difficulty has negatively affected our business and, if further experienced by one or more of our customers, may further negatively affect our business due to the decreased demand of these financially distressed customers, the potential inability of these companies to make full payment on amounts owed to us, or both. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors — We face certain risks in collecting our trade accounts receivable."

Consolidation in industries that utilize electronics components may adversely affect our business.

Consolidation in industries that utilize electronics components may further increase as companies combine to achieve further economies of scale and other synergies, which could result in an increase in excess manufacturing capacity as companies seek to divest manufacturing operations or eliminate duplicative product lines. Excess manufacturing capacity may increase pricing and competitive pressures for our industry as a whole and for us in particular. Consolidation could also result in an increasing number of very large companies offering products in multiple industries. The significant purchasing power and market power of these large companies could increase pricing and competitive pressures for us. If one of our customers is acquired by another company that does not rely on us to provide services and has its own production facilities or relies on another provider of similar services, we may lose that customer's business. Such consolidation among our customers may further reduce the number of customers that generate a significant percentage of our net revenue and exposes us to increased risks relating to dependence on a small number of customers. Any of the foregoing results of industry consolidation could adversely affect our business.

Our customers face numerous competitive challenges, such as decreasing demand from their customers, rapid technological change and short life cycles for their products, which may materially adversely affect their business, and also ours.

Factors affecting the industries that utilize electronics components in general, and our customers specifically, could seriously harm our customers and, as a result, us. These factors include:

- recessionary periods in our customers' markets;
- the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which contributes to short product life cycles;
- the inability of our customers to develop and market their products, some of which are new and untested;
- the potential that our customers' products become obsolete;
- the failure of our customers' products to gain widespread commercial acceptance;
- increased competition among our customers and their respective competitors which may result in a loss of business, or a reduction in pricing power, for our customers; and
- new product offerings by our customers' competitors may prove to be more successful than our customers' product offerings.

At times our customers have been, and may be in the future, unsuccessful in addressing these competitive challenges, or any others that they may face, and their business has been, and may be in the future, materially adversely affected, and as a result, the demand for our services has at times declined and may decline in the future. Even if our customers are successful in responding to these challenges, their responses may have consequences which affect our business relationships with our customers (and possibly our results of operations) by altering our production cycles and inventory management.

The success of our business is dependent on both our ability to independently keep pace with technological changes and competitive conditions in our industry, and also our ability to effectively adapt our services in response to our customers keeping pace with technological changes and competitive conditions in their respective industries.

If we are unable to offer technologically advanced, cost effective, quick response manufacturing services, demand for our services will decline. In addition, if we are unable to offer services in response to our customers' changing requirements, then demand for our services will also decline. A substantial portion of our net revenue is derived from our offering of complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net revenue may significantly decline.

Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity.

The volume and timing of sales to our customers may vary due to:

- variation in demand for our customers' products;
- our customers' attempts to manage their inventory;
- electronic design changes;
- changes in our customers' manufacturing strategy; and
- acquisitions of or consolidations among customers.

Due in part to these factors, most of our customers do not commit to firm production schedules for more than one quarter. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. In the past, we have been required to increase staffing and other expenses in order to meet the anticipated demand of our customers. Anticipated orders from many of our customers have, in the past, failed to materialize or delivery schedules have been deferred as a result of changes in our customers' business needs, thereby adversely affecting our results of operations. On other occasions, our customers have required rapid increases in production, which have placed an excessive burden on our resources. Such customer order fluctuations and deferrals have had a material adverse effect on us in the past, including the most recent several fiscal quarters, and we may experience such effects in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition to our difficulty in forecasting customer orders, we sometimes experience difficulty forecasting the timing of our receipt of revenue and earnings following commencement of manufacturing an additional product for new or existing customers. The necessary process to begin this commencement of manufacturing can take from several months to more than a year before production begins. Delays in the completion of this process can delay the timing of our sales and related earnings. In addition, because we make capital expenditures during this ramping process and do not typically recognize revenue until after we produce and ship the customer's products, any delays or unanticipated costs in the ramping process may have a significant adverse effect on our cash flows and our results of operations.

Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategy.

Our industry must provide increasingly rapid product turnaround for its customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers have previously cancelled their orders, changed production quantities, delayed production and changed their sourcing strategy for a number of reasons, and may do one or more of these in the future. Such changes, delays and cancellations have led to, and may lead in the future to a decline in our production and our possession of excess or obsolete inventory which we may not be able to sell to the customer or a third party. This has resulted in, and could result in future additional, write downs of inventories that have become obsolete or exceed anticipated demand or net realizable value.

The success of our customers' products in the market affects our business. Cancellations, reductions, delays or changes in sourcing strategy by a significant customer or by a group of customers have negatively impacted, and could further negatively impact in the future, our operating results by reducing the number of products that we sell, delaying the payment to us for inventory that we purchased and reducing the use of our manufacturing facilities which have associated fixed costs not dependent on our level of revenue.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimate of customer requirements. The short-term nature of our customers' commitments, their uncertainty about future economic conditions, and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. In addition, uncertainty about future economic conditions makes it difficult to forecast operating results and make production planning decisions about future periods.

On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross profits and operating results.

We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits, increase our inventory carrying costs, increase our risk of exposure to inventory obsolescence and cause us to purchase components of a lesser quality.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins. Almost all of the products we manufacture require one or more components that are only available from a single source. Some of these components are allocated from time to time in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. A supply shortage can also increase our cost of goods sold, as a result of our having to pay higher prices for components in limited supply, and cause us to have to redesign or reconfigure products to accommodate a substitute component. In addition, at various times industry-wide shortages of electronic components have occurred, particularly of semiconductor, relay and capacitor products. These shortages have resulted in a delay in the realization of an incremental amount of revenue, which, if realized in fiscal year 2010, would have likely had a positive impact on our gross profit and net income. Some shortages are occurring currently, and may continue to occur. We believe these shortages may be due to increased economic activity following recent recessionary conditions. In the past, such circumstances have produced insignificant levels of short-term interruption of our operations, but could have a material adverse effect on our results of operations in the future. Our production of a customer's product could be negatively impacted by any quality or reliability issues with any of our component suppliers. The financial condition of our suppliers could affect their ability to supply us with components which could have a material adverse effect on our operations.

In addition, if a component shortage is threatened or we anticipate one, we may purchase such component early to avoid a delay or interruption in our operations. A possible result of such an early purchase is that we may incur additional inventory carrying costs, for which we may not be compensated, and have a heightened risk of exposure to inventory obsolescence, the cost of which may not be recoverable from our customers. Such costs would adversely affect our gross profit and net income. A component shortage may also require us to look to second tier vendors or to procure components through brokers with whom we are not familiar. These components may be of lesser quality than those we've historically purchased and could cause us to incur costs to bring such components up to our typical quality levels or to replace defective ones. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business — Components Procurement."

Introducing programs requiring implementation of new competencies, including new process technology within our mechanical operations, could affect our operations and financial results.

The introduction of programs requiring implementation of new competencies, including new process technology within our mechanical operations, presents challenges in addition to opportunities. Deployment of such programs may require us to invest significant resources and capital in facilities, equipment and/or personnel. We may not meet our customers' expectations or otherwise execute properly or in a cost-efficient manner, which could damage our customer relationships and result in remedial costs or the loss of our invested capital and anticipated revenues and profits. In addition, there are risks of market acceptance and product performance that could result in less demand than anticipated and our having excess capacity. The failure to ensure that our agreed terms appropriately reflect the anticipated costs, risks, and rewards of such an opportunity could adversely affect our profitability. If we do not meet one or more of these challenges, our operations and financial results could be adversely affected.

Customer relationships with emerging companies may present more risks than with established companies.

Customer relationships with emerging companies present special risks because such companies do not have an extensive product history. As a result, there is less demonstration of market acceptance of their products making it harder for us to anticipate needs and requirements than with established customers. In addition, due to the current economic environment, additional funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we planned or we previously experienced. This tightening of financing for start-up customers, together with many start-up customers' lack of prior operations and unproven product markets increase our credit risk, especially in trade accounts receivable and inventories. Although we perform ongoing credit evaluations of our customers and adjust our allowance for doubtful accounts receivable for all customers, including start-up customers, based on the information available, these allowances may not be adequate. This risk may exist for any new emerging company customers in the future.

We compete with numerous other electronic manufacturing services and design providers and others, including our current and potential customers who may decide to manufacture some or all of their products internally.

Our business is highly competitive. We compete against numerous domestic and foreign electronic manufacturing services and design providers, including Benchmark Electronics, Inc., Celestica, Inc., Flextronics International Ltd., Hon-Hai Precision Industry Co., Ltd., Plexus Corp. and Sanmina-SCI Corporation. In addition, past consolidation in our industry has resulted in larger and more geographically diverse competitors who have significant combined resources with which to compete against us. Also, we may in the future encounter competition from other large electronic manufacturers, and manufacturers that are focused solely on design and manufacturing services, that are selling, or may begin to sell electronics manufacturing services. Most of our competitors have international operations and significant financial resources and some have substantially greater manufacturing, R&D and marketing resources than us. These competitors may:

- respond more quickly to new or emerging technologies;
- have greater name recognition, critical mass and geographic market presence;
- be better able to take advantage of acquisition opportunities;
- adapt more quickly to changes in customer requirements;
- devote greater resources to the development, promotion and sale of their services;
- be better positioned to compete on price for their services, as a result of any combination of lower labor costs, lower components costs, lower facilities costs or lower operating costs; and
- have excess capacity, and be better able to utilize such excess capacity which may reduce the cost of their product or service.

We also face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally against the advantages of outsourcing. Recently, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity.

We may be operating at a cost disadvantage compared to competitors who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures as a result of their geographic location or the services they provide or who are willing to make sales or provide services at lower margins than us (including relationships where our competitors are willing to accept a lower margin from certain of their customers for whom they perform other higher margin business). As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection. In addition, companies with greater resources or a greater market presence may enter our market or increase their competition with us. We also expect our competitors to continue to improve the performance of their current products or services, to reduce the sales prices of their current products or services and to introduce new products or services that may offer greater performance and improved pricing. Any of these developments could cause a decline in our sales, loss of market acceptance of our products or services, compression of our profits or loss of our market share.

The economies of the U.S., Europe and certain countries in Asia are, or have recently been, in a recession.

There was an erosion of global consumer confidence amidst concerns over declining asset values, inflation, volatility in energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses, and sovereign nations. These concerns slowed global economic growth and resulted in recessions in many countries, including in the U.S., Europe and certain countries in Asia. Even though we have seen signs of an overall economic recovery beginning to take place and the National Bureau of Economic Research has recently declared that the U.S. recession ended in June 2009, such recovery may be weak and/or short-lived. Recessionary conditions may return. If any of these potential negative, or less than positive, economic conditions occur, a number of negative effects on our business could result, including customers or potential customers reducing or delaying orders, increased pricing pressures, the insolvency of key suppliers, which could result in production delays, the inability of customers to obtain credit, and the insolvency of one or more customers. Thus, these economic conditions (1) could negatively impact our ability to (a) forecast customer demand, (b) effectively manage inventory levels and (c) collect receivables; (2) could increase our need for cash; and (3) have decreased our net revenue and profitability and negatively impacted the value of certain of our properties and other assets. Depending on the length of time that these conditions exist, they may cause future additional negative effects, including some of those listed above.

The financial markets have recently experienced significant turmoil, which may adversely affect financial arrangements we may need to enter into, refinance or repay.

The effects of the recent credit market turmoil could negatively impact the counterparties to our forward exchange contracts and trade accounts receivable securitization and sale programs; our lenders under the Company's existing amended and restated five year unsecured credit facility dated as of July 19, 2007 (the "Credit Facility"); and our lenders under various foreign subsidiary credit facilities. These potential negative impacts could potentially limit our ability to borrow under these financing agreements, contracts, facilities and programs. In addition, if we attempt to obtain future additional financing, such as renewing or refinancing the $800.0 million revolving credit portion of the Credit Facility expiring on July 19, 2012, our $270.0 million asset-backed securitization program expiring on March 16, 2011, our $100.0 million foreign asset-backed securitization program expiring on March 17, 2011 or our $200.0 million and $75.0 million uncommitted trade accounts receivable sale programs expiring on May 25, 2011 and August 24, 2011, respectively, the effects of the recent credit market turmoil could negatively impact our ability to obtain such financing. Finally, the credit market turmoil has negatively impacted certain of our customers, especially those in the automotive industry, and certain of their customers. These impacts could have several consequences which could have a negative effect on our results of

operations, including one or more of the following: a negative impact on our liquidity; a decrease in demand for our services; a decrease in demand for our customers' products; and bad debt charges or inventory write-offs.

Our business could be adversely affected by any delays, or increased costs, resulting from issues that our common carriers are dealing with in transporting our materials, our products, or both.

We rely on a variety of common carriers to transport our materials from our suppliers to us, and to transport our products from us to our customers. Problems suffered by any of these common carriers, whether due to a natural disaster, labor problem, increased energy prices or some other issue, could result in shipping delays, increased costs, or some other supply chain disruption, and could therefore have a material adverse effect on our operations.

We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations.

We derived 84.7% of net revenue from international operations in fiscal year 2010 compared to 83.8% in fiscal year 2009. We currently expect our foreign source revenue to remain relatively consistent as compared to current levels over the course of the next 12 months. At August 31, 2010, we operate outside the U.S. in Vienna, Austria; Hasselt, Belgium; Belo Horizonte, Manaus and Sorocaba, Brazil; Beijing, Huangpu, Nanjing, Shanghai, Shenzhen, Suzhou, Tianjin, Wuxi and Yantai, China; Coventry, England; Jena, Germany; Szombathely and Tiszaujvaros, Hungary; Pune, Mumbai and Ranjangaon, India; Dublin, Ireland; Gotemba, Hachiouji and Tokyo, Japan; Penang, Malaysia; Chihuahua, Guadalajara, Nogales and Reynosa, Mexico; Amsterdam and Eindhoven, The Netherlands; Bydgoszcz and Kwidzyn, Poland; Tver, Russia; Ayr and Livingston, Scotland; Alexandra, Tampines and Toa Payoh, Singapore; Hsinchu, Taichung and Taipei, Taiwan; Ankara, Turkey; Uzhgorod, Ukraine and Ho Chi Minh City, Vietnam. We continually consider additional opportunities to make foreign acquisitions and construct and open new foreign facilities. Our international operations are, have been and may be subject to a number of risks, including:

- difficulties in staffing and managing foreign operations;
- less flexible employee relationships which can be difficult and expensive to terminate;
- labor unrest and dissatisfaction, including increased scrutiny of the labor practices (including but not limited to working conditions, compliance with employment and labor laws and compensation) of us and others in our industry by the media and other third parties, which may result in further scrutiny and allegations of violations, more stringent and burdensome labor laws and regulations, higher labor costs, and/or loss of revenues if our customers become dissatisfied with our labor practices and diminish or terminate their relationship with us;
- political and economic instability (including acts of terrorism, widespread criminal activities and outbreaks of war);
- inadequate infrastructure for our operations (i.e. lack of adequate power, water, transportation and raw materials);
- health concerns and related government actions;
- coordinating our communications and logistics across geographic distances and multiple time zones;
- risk of governmental expropriation of our property;
- less favorable, or relatively undefined, intellectual property laws;
- unexpected changes in regulatory requirements and laws or government or judicial interpretations of such regulatory requirements and laws;
- longer customer payment cycles and difficulty collecting trade accounts receivable;
- domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations ("EAR"), regulation by the United States Department of Commerce's

Bureau of Industry and Security under the EAR, as well as additional export duties, import controls and trade barriers (including quotas);

- adverse trade policies, and adverse changes to any of the policies of either the U.S. or any of the foreign jurisdictions in which we operate;
- adverse changes in tax rates;
- adverse changes to the manner in which the U.S. taxes U.S.-based multinational companies or interprets its tax laws;
- legal or political constraints on our ability to maintain or increase prices;
- governmental restrictions on the transfer of funds to us from our operations outside the U.S.;
- burdens of complying with a wide variety of labor practices and foreign laws, including those relating to export and import duties, environmental policies and privacy issues;
- fluctuations in currency exchange rates, which could affect local payroll and other expenses;
- inability to utilize net operating losses incurred by our foreign operations against future income in the same jurisdiction; and
- economies that are emerging or developing , that may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange and other risks.

These factors may harm our results of operations, and any measures that we may implement to reduce the effect of volatile currencies and other risks of our international operations may not be effective. In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing facilities before any significant revenue is generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Another significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"). In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other U.S. laws and regulations. Although we have implemented policies and procedures designed to cause compliance with the FCPA and similar laws, there can be no assurance that all of our employees, and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business.

If we do not manage our growth effectively, our profitability could decline.

Areas of our business at times experience periods of rapid growth which can place considerable additional demands upon our management team and our operational, financial and management information systems. Our ability to manage growth effectively requires us to continue to implement and improve these systems; avoid cost overruns; maintain customer, supplier and other favorable business relationships during possible transition periods; continue to develop the management skills of our managers and supervisors; and continue to train, motivate and manage our employees. Our failure to effectively manage growth could have a material adverse effect on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions.

We cannot assure you that we will be able to successfully integrate the operations and management of our recent acquisitions. Similarly, we cannot assure you that we will be able to (1) identify future strategic acquisitions, (2) consummate these potential acquisitions on favorable terms, if at all, or (3) if consummated, successfully

integrate the operations and management of future acquisitions. Acquisitions involve significant risks, which could have a material adverse effect on us, including:

- Financial risks, such as (1) the payment of a purchase price that exceeds the future value that we may realize from the acquired operations and businesses; (2) an increase in our expenses and working capital requirements, which could reduce our return on invested capital; (3) potential known and unknown liabilities of the acquired businesses; (4) costs associated with integrating acquired operations and businesses; (5) the dilutive effect of the issuance of any additional equity securities we issue as consideration for, or to finance, the acquisition; (6) the incurrence of additional debt; (7) the financial impact of incorrectly valuing goodwill and other intangible assets involved in any acquisitions, potential future impairment write-downs of goodwill and indefinite life intangibles and the amortization of other intangible assets; (8) possible adverse tax and accounting effects; and (9) the risk that we spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no guaranteed levels of revenue or that we may have to close or sell acquired facilities at our cost, which may include substantial employee severance costs and asset write-offs, which have resulted, and may result, in our incurring significant losses.

- Operating risks, such as (1) the diversion of management's attention to the assimilation of the acquired businesses; (2) the risk that the acquired businesses will fail to maintain the quality of services that we have historically provided; (3) the need to implement financial and other systems and add management resources; (4) the need to maintain customer, supplier or other favorable business relationships of acquired operations and restructure or terminate unfavorable relationships; (5) the potential for deficiencies in internal controls of the acquired operations; (6) we may not be able to attract and retain the employees necessary to support the acquired businesses; (7) unforeseen difficulties (including any unanticipated liabilities) in the acquired operations; and (8) the impact on us of any unionized work force we may acquire or any labor disruptions that might occur.

Most of our acquisitions involve operations outside of the U.S. which are subject to various risks including those described in "Risk Factors — We derive a majority of our revenue from our international operations, which may be subject to a number of risks and often require more management time and expense to achieve profitability than our domestic operations."

We have acquired and may continue to pursue the acquisition of manufacturing and supply chain management operations from our customers (or potential customers). In these acquisitions, the divesting company will typically enter into a supply arrangement with the acquirer. Therefore, our competitors often also pursue these acquisitions. In addition, certain divesting companies may choose not to offer to sell their operations to us because of our current supply arrangements with other companies or may require terms and conditions that may impact our profitability. If we are unable to attract and consummate some of these acquisition opportunities at favorable terms, our growth and profitability could be adversely impacted.

In addition to those risks listed above, arrangements entered into with these divesting companies typically involve certain other risks, including the following:

- the integration into our business of the acquired assets and facilities may be time-consuming and costly;

- we, rather than the divesting company, may bear the risk of excess capacity;

- we may not achieve anticipated cost reductions and efficiencies;

- we may be unable to meet the expectations of the divesting company as to volume, product quality, timeliness, pricing requirements and cost reductions; and

- if demand for the divesting company's products declines, it may reduce their volume of purchases and we may not be able to sufficiently reduce the expenses of operating the facility we acquired from them or use such facility to provide services to other customers.

In addition, when acquiring manufacturing operations, we may receive limited commitments to firm production schedules. Accordingly, in these circumstances, we may spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no or insufficient guaranteed

levels of revenue. We may also not achieve expected profitability from these arrangements. As a result of these and other risks, these outsourcing opportunities may not be profitable.

We have expanded the primary scope of our acquisitions strategy beyond acquiring the manufacturing assets of our customers and potential customers to include manufacturing service providers with business plans similar to ours and companies with certain key technologies and capabilities that complement and support our other current business activities. The amount and scope of the risks associated with acquisitions of this type extend beyond those that we have traditionally faced in making acquisitions. These extended risks include greater uncertainties in the financial benefits and potential liabilities associated with this expanded base of acquisitions.

We face risks arising from the restructuring of our operations.

Over the past few years, we have undertaken initiatives to restructure our business operations with the intention of improving utilization and realizing cost savings in the future. These initiatives have included changing the number and location of our production facilities, largely to align our capacity and infrastructure with current and anticipated customer demand. This alignment includes transferring programs from higher cost geographies to lower cost geographies. The process of restructuring entails, among other activities, moving production between facilities, closing facilities, reducing the level of staff, realigning our business processes and reorganizing our management.

We continuously evaluate our operations and cost structure relative to general economic conditions, market demands, cost competitiveness and our geographic footprint as it relates to our customers' production requirements. As a result of this ongoing evaluation, we initiated the 2006 Restructuring Plan and the 2009 Restructuring Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges" and Note 9 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements for further details. If we incur unexpected restructuring charges related to the 2006 Restructuring Plan, the 2009 Restructuring Plan, or both, or in connection with any potential future restructuring program, our financial condition and results of operations may suffer. We expect that in the future we may continue to transfer certain of our operations to lower cost geographies, which may require us to take additional restructuring charges. We also may decide to transfer certain operations to other geographies based on changes in our customers' requirements, the tax rates in the jurisdictions in which we operate or other factors. Restructurings present significant potential risks of events occurring that could adversely affect us, including a decrease in employee morale, delays encountered in finalizing the scope of, and implementing, the restructurings (including extensive consultations concerning potential workforce reductions, particularly in locations outside of the U.S.), the failure to achieve targeted cost savings and the failure to meet operational targets and customer requirements due to the loss of employees and any work stoppages that might occur. These risks are further complicated by our extensive international operations, which subject us to different legal and regulatory requirements that govern the extent and speed, of our ability to reduce our manufacturing capacity and workforce. In addition, the current global economic conditions may change how governments regulate restructuring as the recent global recession has impacted local economies. Finally, we may have to obtain agreements from our affected customers for the re-location of our facilities in certain instances. Obtaining these agreements, along with the volatility in our customers' demand, can further delay restructuring activities.

We may not be able to maintain our engineering, technological and manufacturing process expertise.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- hire, retain and expand our qualified engineering and technical personnel;
- maintain technological leadership;
- develop and market manufacturing services that meet changing customer needs; and
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations use the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment, which could reduce our operating margins and our operating results. In facilities that we establish or acquire, we may not be able to maintain our engineering, technological and manufacturing process expertise. Our failure to anticipate and adapt to our customers' changing technological needs and requirements or to hire and retain a sufficient number of engineers and maintain our engineering, technological and manufacturing expertise, could have a material adverse effect on our business.

If our manufacturing processes and services do not comply with applicable statutory and regulatory requirements, or if we manufacture products containing design or manufacturing defects, demand for our services may decline and we may be subject to liability claims.

We manufacture and design products to our customers' specifications, and, in some cases, our manufacturing processes and facilities may need to comply with applicable statutory and regulatory requirements. For example, medical devices that we manufacture or design, as well as the facilities and manufacturing processes that we use to produce them, are regulated by the Food and Drug Administration and non-U.S. counterparts of this agency. Similarly, items we manufacture for customers in the defense and aerospace industries, as well as the processes we use to produce them, are regulated by the Department of Defense and the Federal Aviation Authority. In addition, our customers' products and the manufacturing processes that we use to produce them often are highly complex. As a result, products that we manufacture may at times contain manufacturing or design defects, and our manufacturing processes may be subject to errors or not be in compliance with applicable statutory and regulatory requirements. Defects in the products we manufacture or design, whether caused by a design, manufacturing or component failure or error, or deficiencies in our manufacturing processes, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects or deficiencies are significant, our business reputation may also be damaged. The failure of the products that we manufacture or our manufacturing processes and facilities to comply with applicable statutory and regulatory requirements may subject us to legal fines or penalties and, in some cases, require us to shut down or incur considerable expense to correct a manufacturing process or facility. In addition, these defects may result in liability claims against us or expose us to liability to pay for the recall of a product. The magnitude of such claims may increase as we expand our medical and aerospace and defense manufacturing services, as defects in medical devices and aerospace and defense systems could seriously harm or kill users of these products and others. Even if our customers are responsible for the defects, they may not, or may not have resources to, assume responsibility for any costs or liabilities arising from these defects, which could expose us to additional liability claims.

Our regular manufacturing processes and services may result in exposure to intellectual property infringement and other claims.

Providing manufacturing services can expose us to potential claims that the product design or manufacturing processes infringe third party intellectual property rights. Even though many of our manufacturing services contracts generally require our customers to indemnify us for infringement claims relating to their products, including associated product specifications and designs, a particular customer may not, or may not have the resources to assume responsibility for such claims. In addition, we may be responsible for claims that our manufacturing processes or components used in manufacturing infringe third party intellectual property rights. Infringement claims could subject us to significant liability for damages, and potentially injunctive action, or hamper our normal operations such as by interfering with the availability of components and, regardless of merits, could be time-consuming and expensive to resolve.

Our design services offerings may result in additional exposure to product liability, intellectual property infringement and other claims, in addition to the business risk of being unable to produce the revenues necessary to profit from these services.

We continue our efforts to offer certain design services, primarily those relating to products that we manufacture for our customers, and we also continue to offer design services related to collaborative design manufacturing and turnkey solutions (including end-user products and components as products). Providing such services can expose us to different or greater potential liabilities than those we face when providing our regular manufacturing services. Our design services business increases our exposure to potential product liability claims resulting from injuries caused by defects in products we design, as well as potential claims that products we design or processes we use infringe third-party intellectual property rights. Such claims could subject us to significant liability for damages, subject the infringing portion of our business to injunction and, regardless of their merits, could be time-consuming and expensive to resolve. We also may have greater potential exposure from warranty claims and from product recalls due to problems caused by product design. Costs associated with possible product liability claims, intellectual property infringement claims and product recalls could have a material adverse effect on our results of operations. When providing collaborative design manufacturing or turnkey solutions, we may not be guaranteed revenue needed to recoup or profit from the investment in the resources necessary to design and develop products. No revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all, or if they do not then purchase anticipated levels of products. Furthermore, contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any volume of purchases, or may provide for penalties or cancellation of orders if we are late in delivering designs or products. We may also have the responsibility to ensure that products we design satisfy safety and regulatory standards and to obtain any necessary certifications. Failure to timely obtain the necessary approvals or certifications could prevent us from selling these products, which in turn could harm our sales, profitability and reputation.

In our contracts with turnkey solutions customers, we generally provide them with a warranty against defects in our designs. If a turnkey solutions product or component that we design is found to be defective in its design, this may lead to increased warranty claims. Warranty claims may also extend to defects caused by components or materials used in the products but which are provided to us by our suppliers. Although we have product liability insurance coverage, it may not be available on acceptable terms, in sufficient amounts, or at all. A successful product liability claim in excess of our insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on our business, results of operations and financial condition. Moreover, even if the claim relates to a defect caused by a supplier, we may not be able to get an adequate remedy from the supplier.

The success of our turnkey solution activities depends in part on our ability to obtain, protect and leverage intellectual property rights to our designs.

We strive to obtain and protect certain intellectual property rights to our turnkey solutions designs. We believe that having a significant level of protected proprietary technology gives us a competitive advantage in marketing our services. However, we cannot be certain that the measures that we employ will result in protected intellectual property rights or will result in the prevention of unauthorized use of our technology. If we are unable to obtain and protect intellectual property rights embodied within our designs, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Intellectual property infringement claims against our customers, our suppliers or us could harm our business.

Our turnkey solutions products and the products of our customers may compete against the products of other companies, many of whom may own the intellectual property rights underlying those products. Such products may also infringe the intellectual property rights of third parties that may hold key intellectual property rights in areas in which we operate but which such third parties do not actively provide products. Patent clearance or licensing activities, if any, may be inadequate to anticipate and avoid third party claims. As a result, in addition to the risk that we could become subject to claims of intellectual property infringement, our customers or suppliers could become subject to infringement claims. Additionally, customers for our turnkey solutions services, or collaborative designs

in which we have significant technology contributions, typically require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or against our customers for such infringement, regardless of their merits, we could be required to expend significant resources in the defense or settlement of such claims, or in the defense or settlement of related indemnification claims from our customers. In the event of a claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such a license on reasonable terms or at all. Our customers may be required to or decide to discontinue products which are alleged to be infringing rather than face continued costs of defending the infringement claims, and such discontinuance may result in a significant decrease in our business.

We depend on our officers, managers and skilled personnel.

Our success depends to a large extent upon the continued services of our executive officers and other skilled personnel. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to internally develop and recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed.

Any delay in the implementation of our information systems could disrupt our operations and cause unanticipated increases in our costs.

We have completed the installation of an Enterprise Resource Planning system in most of our manufacturing sites, excluding certain of the sites we acquired in the Taiwan Green Point Enterprises Co., Ltd. ("Green Point") acquisition transaction, and in our corporate location. We are in the process of installing this system in certain of our remaining facilities, including additional Green Point sites, which will replace the current Manufacturing Resource Planning system, and financial information systems. Any delay in the implementation of these information systems could result in material adverse consequences, including disruption of operations, loss of information and unanticipated increases in costs.

Compliance or the failure to comply with current and future environmental, product stewardship and producer responsibility laws or regulations could cause us significant expense.

We are subject to a variety of federal, state, local and foreign environmental, product stewardship and producer responsibility laws and regulations, including those relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process, those requiring design changes or conformity assessments or those relating to the recycling of products we manufacture. If we fail to comply with any present and future regulations, we could become subject to future liabilities, and we could face the suspension of production, or prohibitions on sales of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses, including expenses associated with the recall of any non-compliant product or with changes in our procurement and inventory management activities.

Certain environmental laws impose liability for the costs of investigation, removal or remediation of hazardous or toxic substances on an owner, occupier or operator of real estate, even if such person or company was unaware of or not responsible for the presence of such substances. Soil and groundwater contamination may have occurred at some of our facilities. From time to time we investigate, remediate and monitor soil and groundwater contamination at certain of our operating sites. In certain instances where contamination existed prior to our ownership or occupation of a site, landlords or former owners have retained some contractual responsibility for contamination and remediation. However, failure of such persons to perform those obligations could result in us being required to remediate such contamination. As a result, we may incur clean-up costs in such potential removal or remediation efforts. In other instances, we may be solely responsible for clean-up costs associated with remediation efforts.

From time to time new regulations are enacted, or existing requirements are changed, and it is difficult to anticipate how such regulations and changes will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted.

Over the last several years, we have become subject to certain legal requirements, principally in Europe, regarding the use of certain hazardous substances in, and the collection, reuse and recycling of waste from, certain products that use or generate electricity. Similar requirements are being developed or imposed in other areas of the world where we manufacture or sell products, including China and the U.S. We believe that we comply, and will be able to continue to comply, with such emerging requirements. We may experience negative consequences from these emerging requirements however, including, but not limited to, supply shortages or delays, increased raw material and component costs, accelerated obsolescence of certain of our raw materials, components and products and the need to modify or create new designs for our existing and future products.

Our failure to comply with any applicable regulatory requirements or with related contractual obligations could result in our being directly or indirectly liable for costs (including product recall and/or replacement costs), fines or penalties and third-party claims, and could jeopardize our ability to conduct business in the jurisdictions implementing them.

In addition, as global warming issues become more prevalent, the U.S. and foreign governments are beginning to respond to these issues. This increasing governmental focus on global warming may result in new environmental regulations that may negatively affect us, our suppliers and our customers. This could cause us to incur additional direct costs in complying with any new environmental regulations, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us. These costs may adversely impact our operations and financial condition.

We and our customers are increasingly concerned with environmental issues, such as waste management (including recycling) and climate change (including reducing carbon outputs). We expect these concerns to grow and require increased investments of time and resources.

We are subject to the risk of increased taxes.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. Our tax position, however, is subject to review and possible challenge by taxing authorities and to possible changes in law (including adverse changes to the manner in which the U.S. taxes U.S. based multinational companies). We cannot determine in advance the extent to which some jurisdictions may assess additional tax or interest and penalties on such additional taxes.

For example, during the third quarter of fiscal year 2010, the Internal Revenue Service ("IRS") completed its field examination of our tax returns for the fiscal years 2003 through 2005 and issued a Revenue Agent's Report on April 30, 2010 proposing adjustments primarily related to: (1) certain costs that we treated as corporate expenses and that the IRS proposes be charged out to our foreign affiliates and (2) certain purported intangible values the IRS felt were transferred to certain of our foreign subsidiaries free of charge. If the IRS ultimately prevails in its positions, our additional income tax payment due for the fiscal years 2003 through 2005 would be approximately $70.2 million before utilization of any tax attributes arising in periods subsequent to fiscal year 2005. In addition, the IRS will likely make similar claims in future audits with respect to these types of transactions (at this time, determination of the additional income tax due for these later years is not practicable). Also, the IRS has proposed interest and penalties with respect to fiscal years 2003 through 2005 and we anticipate the IRS may seek to impose interest and penalties in subsequent years with respect to the same types of issues. We disagree with the proposed adjustments and intend to vigorously contest this matter through applicable IRS and judicial procedures, as appropriate. While we currently believe that the resolution of these issues will not have a material effect on our financial position or liquidity, an unfavorable resolution, particularly if the IRS successfully asserts similar claims for later years, could have a material effect on our results of operations and financial condition (particularly in the quarter in which any adjustment is recorded or any tax is due or paid). For further discussion related to our income taxes, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations —

Critical Accounting Policies and Estimates — Income Taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements.

In addition, our effective tax rate may be increased by the generation of higher income in countries with higher tax rates, or changes in local tax rates. For example, China enacted a unified enterprise income tax law, effective January 1, 2008, which has resulted in a higher tax rate on operations in China as the rate increase is phased in over several years.

Several countries in which we are located allow for tax incentives to attract and retain business. We have obtained incentives where available and practicable. Our taxes could increase if certain tax incentives are retracted (which in some cases could occur if we fail to satisfy the conditions on which such incentives are based), or if they are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. It is anticipated that tax incentives with respect to certain operations will expire within the next year. However, due to the possibility of changes in existing tax law and our operations, we are unable to predict how these expirations will impact us in the future. In addition, acquisitions may cause our effective tax rate to increase, depending on the jurisdictions in which the acquired operations are located.

Our credit rating may be downgraded.

Our credit is rated by credit rating agencies. Our 7.750% Senior Notes and our 8.250% Senior Notes are currently rated BBB- by Fitch Ratings ("Fitch"), Ba1 by Moody's and BB+ by S&P, and are considered to be below "investment grade" debt by Moody's and S&P and "investment grade" debt by Fitch. Any potential future negative change in our credit rating, may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us, if at all; may negatively impact the price of our common stock; may increase our interest payments under existing debt agreements; and may have other negative implications on our business, many of which are beyond our control. In addition, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources," the interest rate payable on the 8.250% Senior Notes and under the Credit Facility is subject to adjustment from time to time if our credit ratings change. Thus, any potential future negative change in our credit rating may increase the interest rate payable on the 8.250% Senior Notes, the Credit Facility and certain of our other borrowings.

Our amount of debt could significantly increase in the future.

As of August 31, 2010, our debt obligations consisted of $400.0 million under our 8.250% Senior Notes, $312.0 million under our 7.750% Senior Notes and $340.0 million outstanding under the term portion of our Credit Facility. As of August 31, 2010, there was $147.6 million outstanding under various bank loans to certain of our foreign subsidiaries and under various other debt obligations. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 7 — "Notes Payable, Long-Term Debt and Long-Term Lease Obligations" to the Consolidated Financial Statements for further details.

As of August 31, 2010, we have the ability to borrow up to $800.0 million under the revolving credit portion of the Credit Facility. In addition, the Credit Facility contemplates a potential increase of the revolving credit portion of up to an additional $200.0 million, if we and the lenders later agree to such increase. We could incur additional indebtedness in the future in the form of bank loans, notes or convertible securities.

Should we desire to consummate significant additional acquisition opportunities, undertake significant additional expansion activities or make substantial investments in our infrastructure, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable. An increase in the level of our indebtedness, among other things, could:

- make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;
- limit our flexibility in planning for, or reacting to changes in, our business;

- make us more vulnerable in the event of a downturn in our business; and
- impact certain financial covenants that we are subject to in connection with our debt and securitization programs, including, among others, the maximum ratio of debt to consolidated EBITDA (as defined in our debt agreements and securitization programs).

There can be no assurance that we will be able to meet future debt service obligations.

We are subject to risks of currency fluctuations and related hedging operations.

More than an insignificant portion of our business is conducted in currencies other than the U.S. dollar. Changes in exchange rates among other currencies and the U.S. dollar will affect our cost of sales, operating margins and net revenue. We cannot predict the impact of future exchange rate fluctuations. We use financial instruments, primarily forward contracts, to economically hedge U.S. dollar and other currency commitments arising from trade accounts receivable, trade accounts payable, fixed purchase obligations and other foreign currency obligations. Based on our calculations and current forecasts, we believe that our hedging activities enable us to largely protect ourselves from future exchange rate fluctuations. If, however, these hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

An adverse change in the interest rates for our borrowings could adversely affect our financial condition.

We pay interest on outstanding borrowings under our revolving credit facilities and certain other long term debt obligations at interest rates that fluctuate based upon changes in various base interest rates. An adverse change in the base rates upon which our interest rates are determined could have a material adverse effect on our financial position, results of operations and cash flows.

We face certain risks in collecting our trade accounts receivable.

Most of our customer sales are paid for after the goods and services have been delivered. If any of our customers has any liquidity issues (the risk of which could be relatively high, relative to historical conditions, due to current economic conditions), then we could encounter delays or defaults in payments owed to us which could have a significant adverse impact on our financial condition and results of operations. For example, two of our customers each filed a petition in fiscal year 2009 for reorganization under bankruptcy law. We have analyzed our financial exposure resulting from both of these customers' bankruptcy filings and as a result have recorded an allowance for doubtful accounts based upon our anticipated exposure associated with these events. Our allowance for doubtful accounts receivables was $13.9 million as of August 31, 2010 (which represented approximately 1% of our gross trade accounts receivable balance) and $15.5 million as of August 31, 2009 (which represented approximately 1% of our gross trade accounts receivable balance).

Certain of our existing stockholders have significant control.

At August 31, 2010, our executive officers, directors and certain of their family members collectively beneficially owned 12.3% of our outstanding common stock, of which William D. Morean, our Chairman of the Board, beneficially owned 7.0%. As a result, our executive officers, directors and certain of their family members have significant influence over (1) the election of our Board of Directors, (2) the approval or disapproval of any other matters requiring stockholder approval and (3) the affairs and policies of Jabil.

Our stock price may be volatile.

Our common stock is traded on the New York Stock Exchange (the "NYSE"). The market price of our common stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including future announcements covering us or our key customers or competitors, government regulations, litigation, changes in earnings estimates by analysts, fluctuations in quarterly operating results, or general conditions in our industry and the aerospace, automotive, computing, consumer, defense, industrial,

instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. Furthermore, stock prices for many companies and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common stock.

Provisions in our charter documents and state law may make it harder for others to obtain control of us even though some shareholders might consider such a development to be favorable.

Our shareholder rights plan, provisions of our amended certificate of incorporation and the Delaware Corporation Laws may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method. These provisions may adversely impact our shareholders because they may decrease the possibility of a transaction in which our shareholders receive an amount of consideration in exchange for their shares that is at a significant premium to the then current market price of our shares. These provisions include:

- a "poison pill" shareholder rights plan;
- a restriction in our bylaws on the ability of shareholders to take action by less than unanimous written consent; and
- a statutory restriction on business combinations with some types of interested shareholders.

Changes in the securities laws and regulations have increased, and may continue to increase, our costs; and any future changes would likely increase our costs.

The Sarbanes-Oxley Act of 2002, as well as related rules promulgated by the SEC and the NYSE, required changes in some of our corporate governance, securities disclosure and compliance practices. Compliance with these rules has increased our legal and financial accounting costs for several years following the announcement and effectiveness of these new rules. While these costs are no longer increasing, they may in fact increase in the future. In addition, given the recent turmoil in the securities and credit markets, as well as the global economy, many U.S. and international governmental, regulatory and supervisory authorities including, but not limited to, the SEC and the NYSE, have recently enacted additional changes in their laws, regulations and rules (such as the recent Dodd-Frank Act) and may be contemplating additional changes. These changes, and any such future changes, may cause our legal and financial accounting costs to increase.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors or fraud, or in informing management of all material information in a timely manner.

Our management, including our CEO and CFO, does not expect that our disclosure controls and internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system reflects that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur simply because of error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

If we receive other than an unqualified opinion on the adequacy of our internal control over financial reporting as of August 31, 2011 or any future year-ends, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, public companies are required to include an annual report on internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. Our independent registered public accounting firm, KPMG LLP, issued an unqualified opinion on the effectiveness of our internal control over financial reporting as of August 31, 2010. While we continuously conduct a rigorous review of our internal control over financial reporting in order to assure compliance with the Section 404 requirements, if our independent registered public accounting firm interprets the Section 404 requirements and the related rules and regulations differently from us or if our independent registered public accounting firm is not satisfied with our internal control over financial reporting or with the level at which it is documented, operated or reviewed, they may issue an adverse opinion. An adverse opinion could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our Consolidated Financial Statements.

In addition, we have spent a significant amount of resources in complying with Section 404's requirements. For the foreseeable future, we will likely continue to spend substantial amounts complying with Section 404's requirements, as well as improving and enhancing our internal control over financial reporting.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Any changes in U.S. GAAP or in estimates, judgments and assumptions could have a material adverse effect on our business, financial position and results of operations.

The consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities and related reserves, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations. In addition, the principles of U.S. GAAP are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to create appropriate accounting policies, and interpret such policies. A change in those policies can have a significant effect on our accounting methods. For example, although not yet currently required, the SEC could require us to adopt the International Financial Reporting Standards in the next few years, which could have a significant effect on certain of our accounting methods.

We are subject to risks associated with natural disasters and global events.

Our operations may be subject to natural disasters or other business disruptions, which could seriously harm our results of operation and increase our costs and expenses. We are susceptible to losses and interruptions caused by hurricanes (including in Florida, where our headquarters are located), earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, typhoons, fire, extreme weather conditions, geopolitical events such as terrorist acts or widespread criminal activities and other natural or manmade disasters. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate, or may not continue to be available at commercially reasonable rates and terms.

Energy price increases may negatively impact our results of operations.

Certain of the components that we use in our manufacturing activities are petroleum-based. In addition, we, along with our suppliers and customers, rely on various energy sources (including oil) in our transportation activities. While significant uncertainty currently exists about the future levels of energy prices, a significant increase is possible. Increased energy prices could cause an increase to our raw material costs and transportation costs. In addition, increased transportation costs of certain of our suppliers and customers could be passed along to

us. We may not be able to increase our product prices enough to offset these increased costs. In addition, any increase in our product prices may reduce our future customer orders and profitability.

Item 1B. Unresolved Staff Comments

We have not received any written comments from the SEC staff regarding our periodic or current reports under the Exchange Act that were received on or before the date that is 180 days before the end of our 2010 fiscal year and that remain unresolved.

Item 2. Properties

We have manufacturing, aftermarket services, design and support operations located in Austria, Belgium, Brazil, China, England, Germany, Hungary, India, Ireland, Japan, Malaysia, Mexico, The Netherlands, Poland, Russia, Scotland, Singapore, Taiwan, Turkey, Ukraine, the U.S. and Vietnam. As part of our historical restructuring programs, certain of our facilities are no longer used in our business operations, as identified in the table below. We believe that our properties are generally in good condition, are well maintained and are generally suitable and adequate to carry out our business at expected capacity for the foreseeable future. The table below lists the locations and square footage for our facilities as of August 31, 2010:

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Auburn Hills, Michigan	207,000	Owned	Manufacturing
Auburn Hills, Michigan	19,000	Leased	Support
Belo Horizonte, Brazil	298,000	Leased	Manufacturing
Billerica, Massachusetts(1)	503,000	Leased	Support
Chihuahua, Mexico	1,025,000	Owned	Manufacturing, Aftermarket
Chihuahua, Mexico	168,000	Leased	Manufacturing
Colorado Springs, Colorado	7,000	Leased	Design
Guadalajara, Mexico	363,000	Owned	Manufacturing
Guadalajara, Mexico	398,000	Leased	Manufacturing
Louisville, Kentucky	140,000	Leased	Aftermarket
McAllen, Texas	211,000	Leased	Aftermarket
Manaus, Brazil	93,000	Leased	Manufacturing
Memphis, Tennessee	1,202,000	Leased	Manufacturing, Aftermarket
Nogales, Mexico	100,000	Leased	Manufacturing, Aftermarket
Poughkeepsie, New York	40,000	Leased	Manufacturing
Reynosa, Mexico	421,000	Owned	Aftermarket
Reynosa, Mexico(1)	320,000	Leased	Manufacturing, Aftermarket
Round Rock, Texas	65,000	Leased	Aftermarket
San Jose, California(1)	181,000	Leased	Prototype Manufacturing
Sorocaba, Brazil	60,000	Leased	Manufacturing
St. Petersburg, Florida	168,000	Leased	Manufacturing, Support
St. Petersburg, Florida	264,000	Owned	Manufacturing, Design, Aftermarket, Support
Tempe, Arizona	191,000	Owned	Manufacturing
Tempe, Arizona	4,000	Leased	Training, Storage
Total Americas	6,448,000		
Alexandra, Singapore	17,000	Leased	Manufacturing
Beijing, China	9,000	Leased	Design
Chennai, India(2)	284,000	Owned	Manufacturing
Gotemba, Japan	138,000	Leased	Manufacturing
Hachiouji, Japan	24,000	Leased	Manufacturing

Location	Approximate Square Footage	Type of Interest (Leased/Owned)	Description of Use
Ho Chi Minh City, Vietnam	105,000	Leased	Manufacturing
Huangpu, China	2,613,000	Owned	Manufacturing
Huangpu, China	925,000	Leased	Manufacturing
Hsinchu, Taiwan	12,000	Leased	Design
Mumbai, India	2,000	Leased	Support
Nanjing, China	135,000	Leased	Manufacturing
Penang, Malaysia	1,117,000	Owned	Manufacturing, Aftermarket
Penang, Malaysia	219,000	Leased	Manufacturing
Pune, India	6,000	Leased	Manufacturing
Ranjangaon, India	262,000	Owned	Manufacturing
Shanghai, China	494,000	Owned	Manufacturing, Design, Aftermarket
Shenzhen, China	828,000	Leased	Manufacturing
Suzhou, China	502,000	Leased	Manufacturing, Aftermarket
Taichung, Taiwan	437,000	Owned	Manufacturing, Design
Taichung, Taiwan	103,000	Leased	Manufacturing, Design
Taipei, Taiwan	9,000	Leased	Design
Tampines, Singapore	38,000	Leased	Manufacturing
Tianjin, China	1,335,000	Leased	Manufacturing
Tianjin, China	158,000	Owned	Manufacturing
Toa Payoh, Singapore	87,000	Leased	Manufacturing
Tokyo, Japan	4,000	Leased	Design, Support
Wuxi, China	462,000	Owned	Manufacturing
Wuxi, China	1,796,000	Leased	Manufacturing
Yantai, China	212,000	Leased	Manufacturing
Total Asia	12,333,000		
Amsterdam, The Netherlands	117,000	Leased	Aftermarket
Ankara, Turkey	1,000	Leased	Support
Ayr, Scotland	13,000	Leased	Manufacturing
Bydgoszcz, Poland	177,000	Leased	Aftermarket
Coventry, England	46,000	Leased	Aftermarket
Dublin, Ireland	4,000	Leased	Support
Eindhoven, The Netherlands	3,000	Leased	Support
Hasselt, Belgium	85,000	Leased	Prototype Manufacturing, Design
Jena, Germany	18,000	Leased	Design
Kwidzyn, Poland	699,000	Owned	Manufacturing
Livingston, Scotland	130,000	Owned	Manufacturing, Support
Szombathely, Hungary	198,000	Owned	Aftermarket
Szombathely, Hungary	58,000	Leased	Aftermarket
Tiszaujvaros, Hungary	409,000	Owned	Manufacturing
Tiszaujvaros, Hungary	113,000	Leased	Manufacturing
Tver, Russia	60,000	Leased	Manufacturing
Uzhgorod, Ukraine	225,000	Owned	Manufacturing
Vienna, Austria	104,000	Leased	Prototype Manufacturing, Design
Total Europe	2,460,000		
Total Facilities at August 31, 2010	21,241,000		

(1) A portion of this facility is no longer used in our business operations.

(2) This facility is no longer used in our business operations.

Certifications

Our manufacturing facilities and our aftermarket facilities are ISO certified to ISO 9001:2000 standards and most are also certified to ISO-14001 environmental standards. Following are additional certifications that are held by certain of our manufacturing facilities as listed:

- *Aerospace Standard AS/EN 9100* — Livingston, Scotland; Singapore City, Singapore; Penang, Malaysia; St. Petersburg, Florida; and Tempe, Arizona.
- *Automotive Standard TS16949* — Chihuahua, Mexico; Huangpu, Shenzhen, Suzhou, Tianjin and Wuxi China; Tiszaujvaros, Hungary; and Vienna, Austria.
- *FDA Medical Certification* — Auburn Hills, Michigan; Livingston, Scotland; and Shanghai and Suzhou, China.
- *Medical Standard ISO-13485* — Auburn Hills, Michigan; Guadalajara, Mexico; Hasselt, Belgium; Livingston, Scotland; San Jose, California; Shanghai, China; Tempe, Arizona; Tiszaujvaros, Hungary; Vienna, Austria; Penang, Malaysia; Louisville, Kentucky; and Huangpu, Shenzhen and Wuxi, China.
- *Occupational Health & Safety Management System Standard OHSAS 18001* — Ayr, Scotland; Guadalajara, Mexico; Huangpu and Shanghai, China; Manaus, Brazil; Penang, Malaysia; Singapore City, Singapore; St. Petersburg, Florida; Tiszaujvaros, Hungary; Memphis, Tennessee; Ho Chi Minh, Vietnam; Taichung, Taiwan; Bydgoszcz, Poland; and Wuxi and Yantai, China.
- *Telecommunications Standard TL 9000* — Penang, Malaysia; San Jose, California; and Huangpu, Shanghai and Wuxi, China.
- *ESD/ANSI 20:20 Standard* — Guadalajara, Mexico; Auburn Hills, Michigan; St. Petersburg, Florida; Tempe, Arizona; Penang, Malaysia; Shanghai and Wuxi, China.

Item 3. Legal Proceedings

We are party to certain lawsuits in the ordinary course of business. We do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the New York Stock Exchange under the symbol "JBL." The following table sets forth the high and low sales prices per share for our common stock as reported on the New York Stock Exchange for the fiscal periods indicated.

	High	Low
Fiscal Year Ended August 31, 2010		
First Quarter (September 1, 2009 — November 30, 2009)	$15.45	$10.41
Second Quarter (December 1, 2009 — February 28, 2010)	$17.91	$12.81
Third Quarter (March 1, 2010 — May 31, 2010)	$18.49	$12.24
Fourth Quarter (June 1, 2010 — August 31, 2010)	$15.90	$10.17
Fiscal Year Ended August 31, 2009		
First Quarter (September 1, 2008 — November 30, 2008)	$17.33	$ 4.77
Second Quarter (December 1, 2008 — February 28, 2009)	$ 7.66	$ 4.14
Third Quarter (March 1, 2009 — May 31, 2009)	$ 9.14	$ 3.10
Fourth Quarter (June 1, 2009 — August 31, 2009)	$11.24	$ 6.59

On October 11, 2010, the closing sales price for our common stock as reported on the New York Stock Exchange was $14.57. As of October 11, 2010, there were 4,245 holders of record of our common stock.

Information regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of Part III of this report.

Dividends

The following table sets forth certain information relating to our cash dividends declared to common stockholders during fiscal years 2010 and 2009.

Dividend Information

	Dividend Declaration Date	Dividend per Share	Total of Cash Dividends Declared	Date of Record for Dividend Payment	Dividend Cash Payment Date
		(In thousands, except for per share data)			
Fiscal year 2010:	October 22, 2009	$0.07	$15,186(1)	November 16, 2009	December 1, 2009
	January 22, 2010	$0.07	$15,238	February 16, 2010	March 1, 2010
	April 14, 2010	$0.07	$15,221	May 17, 2010	June 1, 2010
	July 22, 2010	$0.07	$15,247	August 16, 2010	September 1, 2010
Fiscal year 2009:	October 24, 2008	$0.07	$14,916	November 17, 2008	December 1, 2008
	January 22, 2009	$0.07	$14,974	February 17, 2009	March 2, 2009
	April 23, 2009	$0.07	$14,954	May 15, 2009	June 1, 2009
	July 16, 2009	$0.07	$14,992	August 17, 2009	September 1, 2009

(1) Of the $15.2 million in total dividends declared during the first fiscal quarter of 2010, $14.4 million was paid out of additional paid-in capital (which represents the amount of dividends declared in excess of the Company's retained earnings balance at the date that the dividends were declared).

We currently expect to continue to declare and pay quarterly dividends of an amount similar to our past declarations. However, the declaration and payment of future dividends are discretionary and will be subject to determination by our Board of Directors each quarter following its review of our financial performance.

Issuer Purchases of Equity Securities

The following table provides information relating to our repurchase of common stock for the fourth quarter of fiscal year 2010.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
June 1, 2010 — June 30, 2010	—	$ —	—	—
July 1, 2010 — July 31, 2010	975	$15.19	—	—
August 1, 2010 — August 31, 2010	246	$14.67	—	—
Total	1,221	$15.09	—	—

(1) The number of shares reported above as purchased are attributable to shares surrendered to us by employees in payment of the exercise price related to Option exercises or minimum tax obligations related to vesting of restricted shares.

Item 6. Selected Financial Data

The following selected data are derived from our Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated into Item 8, and with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal Year Ended August 31,				
	2010	2009	2008	2007	2006
	(In thousands, except for per share data)				
Consolidated Statement of Operations Data:					
Net revenue	$13,409,411	$11,684,538	$12,779,703	$12,290,592	$10,265,447
Cost of revenue	12,405,267	10,965,723	11,911,902	11,478,562	9,500,547
Gross profit	1,004,144	718,815	867,801	812,030	764,900
Operating expenses:					
Selling, general and administrative	589,738	495,941	491,324	491,967	382,210
Research and development	28,085	27,321	32,984	36,381	34,975
Amortization of intangibles	25,934	31,039	37,288	29,347	24,323
Restructuring and impairment charges	8,217	51,894	54,808	72,396	81,585
Goodwill impairment charges	—	1,022,821	—	—	—
Loss on disposal of subsidiaries	24,604	—	—	—	—
Operating income (loss)	327,566	(910,201)	251,397	181,939	241,807
Other expense	4,087	20,111	11,902	15,888	11,918
Interest income	(2,956)	(7,426)	(12,014)	(14,531)	(18,734)
Interest expense	79,168	82,247	94,316	86,069	23,507
Income (loss) before income tax	247,267	(1,005,133)	157,193	94,513	225,116
Income tax expense	76,501	160,898	25,119	21,401	60,598
Net income (loss)	170,766	(1,166,031)	132,074	73,112	164,518
Net income (loss) attributable to noncontrolling interests, net of income tax expense	1,926	(819)	(1,818)	(124)	—
Net income (loss) attributable to Jabil Circuit, Inc.	$ 168,840	$(1,165,212)	$ 133,892	$ 73,236	$ 164,518
Earnings (Loss) Per Share:					
Income (loss) attributable to the stockholders of Jabil Circuit, Inc.:					
Basic	$ 0.79	$ (5.63)	$ 0.64	$ 0.35	$ 0.79
Diluted	$ 0.78	$ (5.63)	$ 0.64	$ 0.35	$ 0.77
Weighted average shares outstanding:					
Basic	214,332	207,002	209,805	206,724	208,737
Diluted	217,597	207,002	210,425	209,801	213,663

	August 31,				
	2010	2009	2008	2007	2006
			(In thousands)		
Consolidated Balance Sheets Data:					
Working capital	$1,048,844	$ 990,900	$1,091,497	$ 675,446	$ 977,631
Total assets	$6,367,747	$5,317,858	$7,032,137	$6,295,232	$5,411,730
Current installments of notes payable, long-term debt and long-term lease obligations	$ 167,566	$ 197,575	$ 269,937	$ 501,716	$ 63,813
Notes payable, long-term debt and long — term lease obligations, less current installments	$1,018,930	$1,036,873	$1,099,473	$ 760,477	$ 329,520
Total Jabil Circuit, Inc. stockholders' equity	$1,578,046	$1,435,162	$2,715,725	$2,443,011	$2,294,481
Cash dividends declared, per share	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.14

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are one of the leading providers of worldwide electronic manufacturing services and solutions. We provide comprehensive electronics design, production, product management and aftermarket services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. The industry in which we operate is composed of companies that provide a range of manufacturing and design services to companies that utilize electronics components. The industry experienced rapid change and growth through the 1990's as an increasing number of companies chose to outsource an increasing portion, and, in some cases, all of their manufacturing requirements. In mid-2001, the industry's revenue declined as a result of significant cut-backs in customer production requirements, which was consistent with the overall downturn in the technology sector at the time. In response to this downturn in the technology sector, we implemented restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers. Industry revenues generally began to stabilize in 2003 and companies turned to outsourcing versus internal manufacturing. In addition, the number of industries serviced, as well as the market penetration in certain industries, by electronic manufacturing service providers has increased over the past several years. In mid-2008, the industry's revenue declined when a deteriorating macro-economic environment resulted in illiquidity in the overall credit markets and a significant economic downturn in the North American, European and Asian markets. In response to this downturn, we implemented additional restructuring programs to reduce our cost structure and further align our manufacturing capacity with the geographic production demands of our customers.

Though significant uncertainty remains regarding the extent and timing of the economic recovery, we continue to see signs of stabilization as the overall credit markets have significantly improved and it appears that the global economic stimulus programs put in place are having a positive impact, particularly in China. We will continue to monitor the current economic environment and its potential impact on both the customers that we serve as well as our end-markets and closely manage our costs and capital resources so that we can respond appropriately as circumstances continue to change. Also, as a result of recent economic conditions, some of our customers have moved a portion of their manufacturing from us in order to more fully utilize their excess internal manufacturing capacity. This movement, and possible future movements, may negatively impact our results of operations.

At August 31, 2010 our reportable operating segments consisted of three segments — Consumer, EMS and AMS. On September 1, 2010, we re-organized our business into the following three groups: DMS, E&I and HVS. Our DMS group is composed of dedicated resources to manage higher complexity global products in regulated industries and bring materials and process technologies including design and aftermarket services to our global

customers. Our E&I and HVS groups offer integrated global supply chain solutions designed to provide cost effective solutions for our customers. Our E&I group is focused on our customers primarily in the computing and storage, networking and telecommunication sectors. Our HVS group is focused on the particular needs of the consumer products industry, including mobility, set-top boxes and peripheral products such as printers and point of sale terminals.

We derive revenue principally from the product sales of electronic equipment built to customer specifications. We also derive revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from product sales and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recoverability is reasonably assured. Aftermarket service related revenue is recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. We assume no significant obligations after product shipment.

Our cost of revenue includes the cost of electronic components and other materials that comprise the products we manufacture; the cost of labor and manufacturing overhead; and adjustments for excess and obsolete inventory. As a provider of turnkey manufacturing services, we are responsible for procuring components and other materials. This requires us to commit significant working capital to our operations and to manage the purchasing, receiving, inspection and stocking of materials. Although we bear the risk of fluctuations in the cost of materials and excess scrap, we periodically negotiate cost of materials adjustments with our customers. Net revenue from each product that we manufacture consists of an element based on the costs of materials in that product and an element based on the labor and manufacturing overhead costs allocated to that product. We refer to the portion of the sales price of a product that is based on materials costs as "material-based revenue," and to the portion of the sales price of a product that is based on labor and manufacturing overhead costs as "manufacturing-based revenue." Our gross margin for any product depends on the mix between the cost of materials in the product and the cost of labor and manufacturing overhead allocated to the product. We typically realize higher gross margins on manufacturing-based revenue than we do on materials-based revenue. As we gain experience in manufacturing a product, we usually achieve increased efficiencies, which result in lower labor and manufacturing overhead costs for that product.

Our operating results are impacted by the level of capacity utilization of manufacturing facilities; indirect labor costs; and selling, general and administrative expenses. Operating income margins have generally improved during periods of high production volume and high capacity utilization. During periods of low production volume, we generally have idle capacity and reduced operating income margins.

We have consistently utilized advanced circuit design, production design and manufacturing technologies to meet the needs of our customers. To support this effort, our engineering staff focuses on developing and refining design and manufacturing technologies to meet specific needs of specific customers. Most of the expenses associated with these customer-specific efforts are reflected in our cost of revenue. In addition, our engineers engage in R&D of new technologies that apply generally to our operations. The expenses of these R&D activities are reflected in the research and development line item in our Consolidated Statement of Operations.

An important element of our strategy is the expansion of our global production facilities. The majority of our revenue and materials costs worldwide are denominated in U.S. dollars, while our labor and utility costs in operations outside the U.S. are denominated in local currencies. We economically hedge these local currency costs, based on our evaluation of the potential exposure as compared to the cost of the hedge, through the purchase of foreign exchange contracts. Changes in the fair market value of such hedging instruments are reflected in the Consolidated Statement of Operations. See "Risk Factors — We are subject to risks of currency fluctuations and related hedging operations."

We currently depend, and expect to continue to depend, upon a relatively small number of customers for a significant percentage of our net revenue and upon their growth, viability and financial stability. A significant reduction in sales to any of our large customers or a customer exerting significant pricing and margin pressures on us would have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of manufacturing services ordered from us. There can be no assurance that present or future customers will not terminate their manufacturing arrangements with us or significantly change, reduce or delay the amount of manufacturing services

ordered from us. Any such termination of a manufacturing relationship or change, reduction or delay in orders could have a material adverse effect on our results of operations or financial condition. See "Risk Factors — Because we depend on a limited number of customers, a reduction in sales to any one of our customers could cause a significant decline in our revenue ," "Risk Factors — Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity," "Risk Factors — Our customers may cancel their orders, change production quantities, delay production or change their sourcing strategy" and Note 12 — "Concentration of Risk and Segment Data" to the Consolidated Financial Statements.

Summary of Results

Net revenues for fiscal year 2010 increased approximately 14.8% to $13.4 billion compared to $11.7 billion for fiscal year 2009 largely due to increases in all of our sectors, except for our telecommunications and other sectors (which includes our automotive business and certain of our other businesses). These increases are primarily due to increased revenue from existing customers and programs as our customers' confidence in their markets strengthen and their end-customers' demand levels increase, as well as new customer wins and new program wins with existing customers.

During the second quarter of fiscal year 2009, our Board of Directors approved a restructuring plan to better align our manufacturing capacity in certain geographies and to reduce our worldwide workforce by approximately 3,000 employees in order to reduce operating expenses (the "2009 Restructuring Plan"). These restructuring activities were intended to address market conditions and properly size our manufacturing facilities to increase the efficiencies of our operations. Based on the analysis completed to date, we currently expect to recognize approximately $64.0 million in pre-tax restructuring and impairment costs and reduce our worldwide headcount by a total of approximately 4,000 employees which costs and headcount reduction were recognized primarily over the course of fiscal years 2009 and 2010. In addition, we recorded a valuation allowance of $14.8 million on certain net deferred tax assets related to the 2009 Restructuring Plan. The restructuring charges include pre-tax employee severance and termination benefit costs, contract termination costs and other related restructuring costs. The impairment charges include pre-tax fixed asset impairment costs, as well as valuation allowances against net deferred tax assets. This information will be subject to the finalization of timetables for the transition of functions, consultation with employees and their representatives as well as the statutory severance requirements of the particular legal jurisdictions impacted, and the amount and timing of the actual charges may vary due to a variety of factors. Based on the ongoing assessment of market conditions, it is possible that we may perform additional restructuring activities in the future. For further discussion of this restructuring program and the restructuring and impairment costs recognized, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges" and Note 9 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements. See also "Risk Factors — We face risks arising from the restructuring of our operations."

The following table sets forth, for the fiscal year ended August 31, certain key operating results and other financial information (in thousands, except per share data).

	Fiscal Year Ended August 31,		
	2010	2009	2008
Net revenue	$13,409,411	$11,684,538	$12,779,703
Gross profit	$ 1,004,144	$ 718,815	$ 867,801
Operating income (loss)	$ 327,566	$ (910,201)	$ 251,397
Net income (loss) attributable to Jabil Circuit, Inc	$ 168,840	$ (1,165,212)	$ 133,892
Income (loss) per share — basic	$ 0.79	$ (5.63)	$ 0.64
Income (loss) per share — diluted	$ 0.78	$ (5.63)	$ 0.64

Key Performance Indicators

Management regularly reviews financial and non-financial performance indicators to assess the Company's operating results. The following table sets forth, for the quarterly periods indicated, certain of management's key financial performance indicators.

	Three Months Ended			
	August 31, 2010	May 31, 2010	February 28, 2010	November 30, 2009
Sales cycle	17 days	16 days	17 days	16 days
Inventory turns	7 turns	7 turns	7 turns	8 turns
Days in trade accounts receivable	33 days	33 days	35 days	41 days
Days in inventory	53 days	50 days	51 days	45 days
Days in accounts payable	69 days	67 days	69 days	70 days

	Three Months Ended			
	August 31, 2009	May 31, 2009	February 28, 2009	November 30, 2008
Sales cycle	16 days	22 days	20 days	24 days
Inventory turns	9 turns	8 turns	8 turns	8 turns
Days in trade accounts receivable	41 days	40 days	36 days	44 days
Days in inventory	42 days	46 days	46 days	46 days
Days in accounts payable	67 days	64 days	62 days	66 days

The sales cycle is calculated as the sum of days in trade accounts receivable and days in inventory, less the days in accounts payable; accordingly, the variance in the sales cycle quarter over quarter is a direct result of changes in these indicators. During the three months ended August 31, 2010, days in trade accounts receivable remained consistent at 33 days as compared to the prior sequential quarter. During the three months ended May 31, 2010, days in trade accounts receivable decreased two days to 33 days as compared to the prior sequential quarter as a result of the sale of trade accounts receivable under the uncommitted trade accounts receivable sale programs, timing of sales and focused efforts on cash collection during the quarter. During the three months ended February 28, 2010, days in trade accounts receivable decreased six days to 35 days from the prior sequential quarter as a result of the timing of sales and focused efforts on cash collection during the quarter, as well as related seasonality factors. During the three months ended November 30, 2009 days in trade accounts receivable remained consistent at 41 days as compared to the prior sequential quarter.

During the three months ended August 31, 2010, days in inventory increased three days to 53 days and inventory turns remained consistent at seven turns as compared to the prior sequential quarter primarily due to increased inventory levels as a result of the following: (1) positioning ourselves to meet the upcoming quarterly demand levels and (2) carrying higher levels of certain raw materials in order to meet customer demand due to the constrained materials environment which has caused material component lead times to be extended. For further discussion of material shortages see "Risk Factors — We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits, increase our inventory carrying costs, increase our risk of exposure to inventory obsolescence and cause us to purchase components of a lesser quality." During the three months ended May 31, 2010, days in inventory decreased one day to 50 days and inventory turns remained constant at seven turns as compared to the prior sequential quarter primarily due to increased sales during the period. During the three months ended February 28, 2010, days in inventory increased six days to 51 days and inventory turns decreased one turn to seven turns as compared to the prior sequential quarter as a result of a ramp up of inventory levels to support new business wins, as well as raw material shortages due to an unforeseen constrained materials environment which caused material component lead times to be extended. During the three months ended November 30, 2009, days in inventory increased three days to 45 days and inventory turns decreased one turn to eight turns as compared to the

prior sequential quarter primarily due to increased inventory levels to support higher demand for consumer products during the holiday selling season.

During the three months ended August 31, 2010, days in accounts payable increased two days to 69 days from the prior sequential quarter. During the three months ended May 31, 2010, days in accounts payable decreased two days to 67 days as compared to the prior sequential quarter. During the three months ended February 28, 2010, days in accounts payable decreased one day to 69 days as compared to the prior sequential quarter. During the three months ended November 30, 2010, days in accounts payable increased three days to 70 days as compared to the prior sequential quarter. These fluctuations in days in accounts payables during fiscal year 2010 were primarily a result of timing of purchases and cash payments for purchases during the respective quarters.

The sales cycle was 17 days during the three months ended August 31, 2010, 16 days during the three months ended May 31, 2010, 17 days during the three months ended February 28, 2010 and 16 days during the three months ended November 30, 2009. The changes in the sales cycle are due to the changes in accounts receivable, accounts payable and inventory that are discussed above.

Critical Accounting Policies and Estimates

The preparation of our Consolidated Financial Statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements. For further discussion of our significant accounting policies, refer to Note 1 — "Description of Business and Summary of Significant Accounting Policies" to the Consolidated Financial Statements.

Revenue Recognition

We derive revenue principally from the product sales of electronic equipment built to customer specifications. We also derive revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from product sales and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recoverability is reasonably assured. Aftermarket service related revenue is recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. We assume no significant obligations after product shipment.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to receivables not expected to be collected from our customers. This allowance is based on management's assessment of specific customer balances, considering the age of receivables and financial stability of the customer. If there is an adverse change in the financial condition and circumstances of our customers, or if actual defaults are higher than provided for, an addition to the allowance may be necessary.

Inventory Valuation

We purchase inventory based on forecasted demand and record inventory at the lower of cost or market. Management regularly assesses inventory valuation based on current and forecasted usage, customer inventory-related contractual obligations and other lower of cost or market considerations. If actual market conditions or our customers' product demands are less favorable than those projected, additional valuation adjustments may be necessary.

Long-Lived Assets

We review property, plant and equipment and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the undiscounted projected cash flows that the asset(s) or asset group(s) are expected to generate. If the carrying amount of an asset or an asset group is not recoverable, we recognize an impairment loss based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as either the present value of estimated future cash flows or the appraised value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include unforeseen decreases in future performance or industry demand and the restructuring of our operations resulting from a change in our business strategy or adverse economic conditions. For further discussion of our current restructuring program, refer to Note 9 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges."

We have recorded intangible assets, including goodwill, in connection with business acquisitions. Estimated useful lives of amortizable intangible assets are determined by management based on an assessment of the period over which the asset is expected to contribute to future cash flows. The allocation of amortizable intangible assets impacts the amounts allocable to goodwill.

We perform a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level, which we have determined to be consistent with our operating segments, by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. We consistently determine the fair market value of our reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of loss, if any.

We completed our annual impairment test for goodwill during the fourth quarter of fiscal year 2010 and determined that the fair value of our reporting units are substantially in excess of the carrying values and that no impairment existed as of the date of the impairment test.

Restructuring and Impairment Charges

We have recognized restructuring and impairment charges related to reductions in workforce, re-sizing and closure of certain facilities and the transition of production from certain facilities into other new and existing facilities. These charges were recorded pursuant to formal plans developed and approved by management and our Board of Directors. The recognition of restructuring and impairment charges requires that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with these plans. The estimates of future liabilities may change, requiring additional restructuring and impairment charges or the reduction of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with the restructuring programs. For further discussion of our restructuring programs, refer to Note 9 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Restructuring and Impairment Charges."

Retirement Benefits

We have pension and postretirement benefit costs and liabilities in certain foreign locations that are developed from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates of discount rates, compensation rate increases and return on plan assets. We evaluate these assumptions on a regular basis taking into consideration current market conditions and historical market data. The discount rate is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for

high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. When considering the expected long-term rate of return on pension plan assets, we take into account current and expected asset allocations, as well as historical and expected returns on plan assets. Other assumptions include demographic factors such as retirement, mortality and turnover. For further discussion of our pension and postretirement benefits, refer to Note 8 — "Postretirement and Other Employee Benefits" to the Consolidated Financial Statements.

Income Taxes

We estimate our income tax provision in each of the jurisdictions in which we operate, a process that includes estimating exposures related to examinations by taxing authorities. We must also make judgments regarding the ability to realize the deferred tax assets. The carrying value of our net deferred tax assets is based on our belief that it is more likely than not that we will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets that we do not believe meet the "more likely than not" criteria. We assess whether an uncertain tax position taken or expected to be taken in a tax return meets the threshold for recognition and measurement in the consolidated financial statements. Our judgments regarding future taxable income as well as tax positions taken or expected to be taken in a tax return may change due to changes in market conditions, changes in tax laws or other factors. If our assumptions and consequently our estimates change in the future, the valuation allowances and/or tax reserves established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

The Internal Revenue Service ("IRS") completed its field examination of our tax returns for the fiscal years 2003 through 2005 and issued a Revenue Agent's Report ("RAR") on April 30, 2010 proposing adjustments primarily related to: (1) certain costs that we treated as corporate expenses and that the IRS proposes be charged out to our foreign affiliates and (2) certain purported intangible values the IRS felt were transferred to certain of our foreign subsidiaries free of charge. If the IRS ultimately prevails in its positions, our additional income tax payment due for the fiscal years 2003 through 2005 would be approximately $70.2 million before utilization of any tax attributes arising in periods subsequent to fiscal year 2005. In addition, the IRS will likely make similar claims in future audits with respect to these types of transactions (at this time, determination of the additional income tax due for these later years is not practicable). Also, the IRS has proposed interest and penalties with respect to fiscal years 2003 through 2005 and we anticipate the IRS may seek to impose interest and penalties in subsequent years with respect to the same types of issues.

We disagree with the proposed adjustments and intend to vigorously contest this matter through applicable IRS and judicial procedures, as appropriate. As the final resolution of the proposed adjustments remains uncertain, we continue to provide for the uncertain tax position based on the more likely than not standards. Accordingly, we did not record any significant additional tax liabilities related to this RAR on the Consolidated Balance Sheets for fiscal year 2010. While the resolution of the issues may result in tax liabilities, interest and penalties, which are significantly higher than the amounts provided for this matter, we currently believe that the resolution will not have a material effect on our financial position or liquidity. Despite this belief, an unfavorable resolution, particularly if the IRS successfully asserts similar claims for later years, could have a material effect on our results of operations and financial condition (particularly in the quarter in which any adjustment is recorded or any tax is due or paid). For further discussion related to our income taxes, refer to Note 4 — "Income Taxes" to the Consolidated Financial Statements and "Risk Factors — We are subject to the risk of increased taxes."

Stock-Based Compensation

We began recognizing stock-based compensation expense in our Consolidated Statements of Operations on September 1, 2005. The fair value of options granted prior to September 1, 2005 were valued using the Black-Scholes model while the stock appreciation rights granted after this date were valued using a lattice model. Option pricing models require the input of subjective assumptions, including the expected life of the option or stock appreciation right, risk-free rate, expected dividend yield and the price volatility of the underlying stock. Judgment is also required in estimating the number of stock awards that are expected to vest as a result of satisfaction of time-based vesting schedules or the achievement of certain performance conditions. If actual results or future changes in estimates differ significantly from our current estimates, stock-based compensation expense could

increase or decrease. For further discussion of our stock-based compensation, refer to Note 11 — "Stockholders' Equity" to the Consolidated Financial Statements.

Recent Accounting Pronouncements

See Note 15 — "New Accounting Pronouncements" to the Consolidated Financial Statements for a discussion of recent accounting guidance.

Results of Operations

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net revenue:

	Fiscal Year Ended August 31,		
	2010	2009	2008
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	92.5	93.8	93.2
Gross profit	7.5	6.2	6.8
Operating expenses:			
Selling, general and administrative	4.4	4.3	3.8
Research and development	0.2	0.2	0.3
Amortization of intangibles	0.2	0.3	0.3
Restructuring and impairment charges	0.1	0.4	0.4
Goodwill impairment charges	—	8.8	0.0
Loss on disposal of subsidiaries	0.2	—	—
Operating income (loss)	2.4	(7.8)	2.0
Other expense	0.0	0.2	0.1
Interest income	(0.0)	(0.1)	(0.1)
Interest expense	0.6	0.7	0.8
Income (loss) before income tax	1.8	(8.6)	1.2
Income tax expense	0.5	1.4	0.2
Net income (loss)	1.3	(10.0)	1.0
Net income (loss) attributable to noncontrolling interests, net of income tax expense	0.0	0.0	0.0
Net income (loss) attributable to Jabil Circuit, Inc	1.3%	(10.0)%	1.0%

Fiscal Year Ended August 31, 2010 Compared to Fiscal Year Ended August 31, 2009

Net Revenue. Our net revenue increased 14.8% to $13.4 billion for fiscal year 2010, up from $11.7 billion in fiscal year 2009. Specific increases include a 38% increase in the sale of instrumentation and medical products; a 16% increase in the sale of networking products; an 18% increase in the sale of mobility products; a 12% increase in the sale of aftermarket services; a 7% increase in the sale of digital home office products; and a 3% increase in the sale of computing and storage products. These increases are primarily due to increased revenue from existing customers and programs as our customers' confidence in their markets strengthen and their end-customers' demand levels increase, as well as new customer wins and new program wins with existing customers. These increases were partially offset by a 3% decrease in the sale of telecommunications products and a 14% decrease in the sale of other products primarily due to our decision to largely exit the automotive sector in conjunction with the sale of our subsidiary Jabil Circuit Automotive, SAS.

Generally, we assess revenue on a global customer basis regardless of whether the growth is associated with organic growth or as a result of an acquisition. Accordingly, we do not differentiate or report separately revenue

increases generated by acquisitions as opposed to existing business. In addition, the added cost structures associated with our acquisitions have historically been relatively insignificant when compared to our overall cost structure.

The following table sets forth, for the periods indicated, revenue by industry sector expressed as a percentage of net revenue. The distribution of revenue across our industry sectors has fluctuated, and will continue to fluctuate, as a result of numerous factors, including but not limited to the following: fluctuations in customer demand as a result of the recent recessionary conditions and current, relatively weak recovery (despite our relatively recent increase in revenue due to increases from existing customer programs, new customer wins and new program wins with existing customers); efforts to de-emphasize the economic performance of certain sectors, most specifically, our former automotive sector; seasonality in our business; and business growth from new and existing customers, including production of new products in the mobility sector. During the first quarter of fiscal year 2010, we began to report the display and peripheral sectors as a combined sector called digital home office. In addition, the automotive sector is no longer reported separately and has been combined in the other sector.

	Fiscal Year Ended August 31,		
	2010	2009	2008
EMS			
Computing and storage	10%	11%	13%
Instrumentation and medical	23%	19%	18%
Networking	17%	17%	21%
Telecommunications	5%	6%	6%
Other	4%	5%	6%
Total EMS	59%	58%	64%
Consumer			
Digital home office	20%	16%	19%
Mobility	15%	20%	12%
Total Consumer	35%	36%	31%
AMS	6%	6%	5%
Total	100%	100%	100%

Foreign source revenue represented 84.7% of our net revenue for fiscal year 2010 and 83.8% of net revenue for fiscal year 2009. We currently expect our foreign source revenue to remain relatively consistent as compared to current levels over the course of the next 12 months.

Gross Profit. Gross profit increased to $1.0 billion (7.5% of net revenue) for fiscal year 2010 from $718.8 million (6.2% of net revenue) for fiscal year 2009. The increase in gross profit on an absolute basis and as a percentage of net revenue from the prior fiscal year was primarily due to increased revenue from existing customers and programs as our customers' confidence in their markets strengthen and their end-customers' demand levels increase as well as new customer wins and new program wins with existing customers which allow us to better utilize capacity and absorb fixed costs. Further, we have realized certain cost savings associated with initiatives that we commenced in fiscal year 2009 to reduce our cost structure in order to better align with lower demand levels and increased capacity utilization which allows us to better leverage our cost structure.

Selling, General and Administrative. Selling, general and administrative expenses increased to $589.7 million (4.4% of net revenue) for fiscal year 2010 from $495.9 million (4.3% of net revenue) for fiscal year 2009. The increase in selling, general and administrative expenses on an absolute basis and as a percentage of net revenue from the prior fiscal year was largely due to increases in stock-based compensation expense of $60.6 million primarily due to a change in the estimated vesting of performance-based restricted stock awards and incremental expense recognized related to the modification of certain existing equity awards to include retirement eligibility provisions, $19.6 million related to additional salary and bonus expense due to increased headcount and

results of operations in the current fiscal year and $13.5 million related to professional fees associated with multiple internal strategic and cost saving initiatives.

Research and Development. Research and development ("R&D") expenses for fiscal year 2010 increased to $28.1 million (0.2% of net revenue) from $27.3 million (0.2% of net revenue) for fiscal year 2009. The increase is attributed primarily due to our increased focus on vertical integration capabilities in our mobility sector and increased capabilities and proficiencies in digital home office and printer markets.

Amortization of Intangibles. We recorded $25.9 million of amortization of intangibles in fiscal year 2010 as compared to $31.0 million in fiscal year 2009. The decrease is primarily attributable to certain intangible assets that became fully amortized since August 31, 2009. For additional information regarding purchased intangibles, see "Acquisitions and Expansion" below, Note 1(f) — "Description of Business and Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets" and Note 6 — "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements.

Restructuring and Impairment Charges.

a. 2009 Restructuring Plan

In conjunction with the 2009 Restructuring Plan, we currently expect to recognize approximately $64.0 million in total restructuring and impairment costs, excluding valuation allowances of $14.8 million on certain deferred tax assets, which has been recognized primarily over the course of fiscal years 2009 and 2010. Of this expected total, we charged $7.7 million and $53.7 million of restructuring and impairment costs during the 12 months ended August 31, 2010 and August 31, 2009, respectively, to our Consolidated Statement of Operations. The charges related to the 2009 Restructuring Plan during fiscal year 2010 include approximately $3.7 million related to employee severance and termination benefit costs, $3.4 million related to lease commitments and $0.6 million related to fixed asset impairments.

The $61.4 million of restructuring and impairment charges related to the 2009 Restructuring Plan incurred through August 31, 2010 include cash costs totaling $54.4 million, of which $32.9 million was paid in fiscal year 2010. The cash costs of approximately $54.4 million consist of employee severance and termination benefit costs of approximately $50.8 million, lease commitment costs of approximately $3.4 million and other restructuring costs of approximately $0.2 million. Non-cash costs of approximately $7.0 million primarily represent fixed asset impairment charges related to our restructuring activities.

At August 31, 2010, accrued liabilities of approximately $1.2 million related to the 2009 Restructuring Plan are expected to be paid over the next 12 months.

Upon its completion, the 2009 Restructuring Plan is expected to yield annualized cost savings of approximately $55.0 million. The majority of these annual cost savings are expected to be reflected as a reduction in cost of revenue, with a small portion being reflected as a reduction of selling, general and administrative expense. These expected annualized cost savings reflect a reduction in employee expense of approximately $41.8 million, a reduction in depreciation expense of approximately $5.9 million, a reduction in lease commitment costs of approximately $0.1 million, a reduction of other manufacturing costs of approximately $3.8 million and a reduction of selling, general and administrative expenses of approximately $3.4 million. Of the $55.0 million of expected annualized cost savings, we have realized a cumulative cost savings of approximately $46.0 million by the end of the fourth quarter of fiscal year 2010.

As part of the 2009 Restructuring Plan, we have determined that it was more likely than not that certain deferred tax assets would not be realized as a result of the contemplated restructuring activities. Therefore, we recorded a valuation allowance of $14.8 million on net deferred tax assets related to the 2009 Restructuring Plan. The valuation allowance is excluded from the restructuring and impairment charge of $61.4 million incurred through August 31, 2010 as it was recorded through income tax expense on our Consolidated Statements of Operations.

b. 2006 Restructuring Plan

Upon the approval by our Board of Directors, we initiated a restructuring plan in the fourth quarter of fiscal year 2006 (the "2006 Restructuring Plan"). We have substantially completed restructuring activities under this plan with certain contract termination costs to be incurred through fiscal year 2011.

We recorded restructuring and impairment charges of $0.5 million during fiscal year 2010 and a reversal of restructuring and impairment costs of $1.8 million in fiscal year 2009. The restructuring and impairment costs for fiscal year 2010 primarily include additional lease commitment charges.

At August 31, 2010, liabilities of approximately $1.0 million related to the 2006 Restructuring Plan are expected to be paid out over the next 12 months. The remaining liability of $2.1 million relates primarily to the charge for certain lease commitments and employee severance and termination benefits payments.

As of August 31, 2010, as a result of the restructuring activities related to the 2006 Restructuring Plan, we expect to avoid annual costs of approximately $151.5 million that would otherwise have been incurred if the restructuring activities had not been completed. The expected avoided annual costs consist of a reduction in employee related expenses of approximately $137.7 million, a reduction in depreciation expense associated with impaired fixed assets of approximately $8.5 million, and a reduction in rent expense associated with leased buildings that have been vacated of approximately $5.3 million. The majority of these annual cost savings will be reflected as a reduction in cost of revenue, with a small portion being reflected as a reduction in selling, general and administrative expense. These annual costs savings are expected to be partially offset by decreased revenues associated with certain products that are approaching the end-of-life stage; decreased revenues as a result of shifting production to operations located in lower cost regions where competitive environmental pressures require that we pass those cost savings onto our customers; and incremental employee related costs expected to be incurred by those operations to which the production will be shifted. After considering these cost savings offsets, we began to realize the full net annualized cost savings of approximately $39.0 million during the third quarter of fiscal year 2009. For further discussion of the restructuring programs, see Note 9 — "Restructuring and Impairment Charges" to the Consolidated Financial Statements.

Goodwill Impairment Charges. We recorded non-cash goodwill impairment charges of $1.0 billion for the full fiscal year ended August 31, 2009 (of which the entire $1.0 billion charge was incurred in the first two quarters) to reduce the carrying amount of our goodwill to its estimated fair value based upon the results of two interim impairment tests conducted during the first and second quarters of fiscal year 2009. We performed these impairment tests based upon a combination of factors, including a significant and sustained decline in our market capitalization below our carrying value, the deteriorating macro-economic environment, which resulted in a significant decline in customer demand, and illiquidity in the overall credit markets. After recognition of these charges, no goodwill remained with the Consumer and EMS reporting units, respectively, and approximately $25.1 million remained with the AMS reporting unit. For further discussion of goodwill impairment charges recorded, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Long-Lived Assets" and Note 6 — "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements.

Loss on Disposal of Subsidiaries. On October 27, 2009, we sold the operations of Jabil Circuit Automotive, SAS, an automotive electronic manufacturing subsidiary located in Western Europe to an unrelated third-party. In connection with this sale, we recorded a loss on disposition of approximately $15.7 million, which includes approximately $4.2 million in transaction costs incurred in connection with the sale.

On July 16, 2010, we sold our operations in Italy as well as our remaining operations in France to an unrelated third party. Divested operations, inclusive of four sites and approximately 1,500 employees, had net revenues and an operating loss of $298.6 million and $39.6 million, respectively from the beginning of the 2010 fiscal year through the date of disposition.

In connection with this transaction, we provided an aggregate $25.0 million working capital loan to the disposed operations and agreed to provide for the aggregate potential reimbursement of up to $10.0 million in restructuring costs dependent upon the occurrence of certain future events. The working capital loan bears interest on a quarterly basis at LIBOR plus 500 basis points and is repayable over approximately 44 months dependent upon

the achievement of certain specified quarterly financial results of the operations being disposed, which if not met would result in the forgiveness of all or a portion of the loan. Accordingly, dependent on the occurrence of such future events, we may incur up to an additional $28.5 million of charges. As a result of this sale, we recorded a loss on disposition of $8.9 million in the fourth quarter of fiscal year 2010, which included transaction-related costs of $1.7 million and a charge of $6.5 million in order to record the working capital loan at its respective fair market value at August 31, 2010 based upon a discounted cash flow analysis. These costs are recorded to loss on disposal of subsidiaries on our Consolidated Statements of Operations, which is a component of operating income.

Other Expense. We recorded other expense totaling $4.1 million and $20.1 million for the fiscal years ended August 31, 2010 and 2009, respectively. The decrease in other expense for fiscal year 2010 was primarily due to the recognition of a $10.5 million loss on the extinguishment of $294.9 million of our 5.875% Senior Notes and a $4.2 million loss on the impairment of a note receivable in fiscal year 2009 as well as a decrease in the loss on the sale of accounts receivable under our asset-backed securitization program of $1.4 million in fiscal year 2010 which was primarily due to a decrease in borrowing costs. For further discussion of our accounts receivable securitization program, see Note 2 — "Trade Accounts Receivable Securitization and Sale Programs" to the Consolidated Financial Statements.

Interest Income. Interest income decreased to $3.0 million in fiscal year 2010 from $7.4 million in fiscal year 2009. The decrease was primarily due to lower overall interest rates during fiscal year 2010.

Interest Expense. Interest expense decreased to $79.2 million in fiscal year 2010 from $82.2 million in fiscal year 2009. The decrease was primarily due to lower overall interest rates during fiscal year 2010.

Income Tax Expense. Income tax expense reflects an effective tax rate of 30.9% for fiscal year 2010, as compared to an effective tax rate of (16.0)% for fiscal year 2009. The effective tax rate differs from the previous period due to the impairment of non-deductible goodwill and the corresponding valuation allowances against certain deferred tax assets that were no longer more likely than not to be realized in fiscal year 2009. The tax rate is predominantly a function of the mix of tax rates in the various jurisdictions in which we do business. Most of our international operations have historically been taxed at a lower rate than in the U.S., primarily due to tax incentives granted to our sites in Brazil, China, Hungary, Malaysia, Poland, Singapore and Vietnam. The material tax incentives expire at various dates through 2020. Such tax incentives are subject to conditions with which we expect to continue to comply. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Income Taxes", "Risk Factors — We are subject to the risk of increased taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion.

Fiscal Year Ended August 31, 2009 Compared to Fiscal Year Ended August 31, 2008

Net Revenue. Our net revenue decreased 8.6% to $11.7 billion for fiscal year 2009, down from $12.8 billion in fiscal year 2008. Specific decreases include a 21% decrease in the sale of digital home office products; a 27% decrease in the sale of networking products; an 18% decrease in the sale of computing and storage products; a 9% decrease in the sale of telecommunication products; a 5% decrease in the sale of instrumentation and medical products; and a 28% decrease in the sale of other products. These decreases were largely driven by reduced production levels as a result of softened customer demand due to the weakened macro-economic environment. Specific increases include an 8% increase in aftermarket services and a 50% increase in the sale of mobility products predominately related to the production of new products with an existing customer within the sector.

Foreign source revenue represented 83.8% of our net revenue for fiscal year 2009 and 79.6% of net revenue for fiscal year 2008.

For further discussion of our net revenues, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal Year Ended August 31, 2010 Compared to Fiscal Year Ended August 31, 2009 — Net Revenue."

Gross Profit. Gross profit decreased to $718.8 million (6.2% of net revenue) for fiscal year 2009 from $867.8 million (6.8% of net revenue) for fiscal year 2008. The decrease in gross profit as a percentage of net revenue from the prior fiscal year was primarily due to our revenues decreasing at a higher rate than certain of our fixed costs

as we continued to seek to reduce our cost structure in order to align with lower demand levels and our excess capacity given macro-economic conditions that existed.

Selling, General and Administrative. Selling, general and administrative expenses increased to $495.9 million (4.3% of net revenue) for fiscal year 2009 from $491.3 million (3.8% of net revenue) for fiscal year 2008. On an absolute dollar basis, selling general and administrative expenses remained relatively constant. Certain of our selling, general and administrative costs are generally necessary to support our business and the need for such support does not immediately change as a result of our revenues increasing or decreasing. On a percentage basis, the increase in selling, general and administrative expenses, therefore, was primarily due to our revenues decreasing at a higher rate than certain of our selling, general and administrative costs as compared to the 12 months ended August 31, 2008.

Research and Development. Research and development expenses for fiscal year 2009 decreased to $27.3 million (0.2% of net revenue) from $33.0 million (0.3% of net revenue) for fiscal year 2008. The decrease is attributed primarily to the de-emphasis of original design manufacture in certain consumer sectors.

Amortization of Intangibles. We recorded $31.0 million of amortization of intangibles in fiscal year 2009 as compared to $37.3 million in fiscal year 2008. The decrease was primarily attributable to certain intangible assets that became fully amortized since August 31, 2008. For additional information regarding purchased intangibles, see "Acquisitions and Expansion" below, Note 1(f) — "Description of Business and Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets" and Note 6 — "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements.

Restructuring and Impairment Charges.

a. 2009 Restructuring Plan

We charged $53.7 million in restructuring and impairment charges during fiscal year 2009 related to the 2009 Restructuring Plan. These charges related to the 2009 Restructuring Plan include $47.1 million related to employee severance and termination benefit costs, $0.1 million related to lease commitments, $6.4 million related to fixed asset impairments and $0.1 million related to other restructuring costs.

These $53.7 million restructuring and impairment charges related to the 2009 Restructuring Plan incurred through August 31, 2009 include cash costs totaling $47.3 million, of which $19.2 million was paid in fiscal year 2009. The cash costs of $47.3 million consist of employee severance and termination benefit costs of approximately $47.1 million, $0.1 million related to lease commitments, and approximately $0.1 million related to other restructuring costs. Non-cash costs of approximately $6.4 million primarily represent fixed asset impairment charges related to our restructuring activities.

As part of the 2009 Restructuring Plan, we have determined that it was more likely than not that certain deferred tax assets would not be realized as a result of the contemplated restructuring activities. Therefore, we recorded a valuation allowance of $13.1 million on deferred tax assets as a result of the 2009 Restructuring Plan as of August 31, 2009. The valuation allowances are excluded from the restructuring and impairment charge of $53.7 million for fiscal year 2009 as they were recorded through the provision for income taxes on the Consolidated Statement of Operations.

For further discussion of this restructuring program, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal Year Ended August 31, 2010 Compared to Fiscal Year Ended August 31, 2009 — Restructuring and Impairment Charges."

b. 2006 Restructuring Plan

We recorded a reversal of restructuring and impairment costs of $1.8 million during fiscal year 2009 and a charge of restructuring and impairment costs of $54.8 million in fiscal year 2008 related to the 2006 Restructuring Plan. The reversal of restructuring and impairment costs for fiscal year 2009 include, $2.7 million related to less employee severance and termination benefit costs than originally anticipated, offset by additional lease commitment charges of $0.9 million.

For further discussion of this restructuring program, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Fiscal Year Ended August 31, 2010 Compared to Fiscal Year Ended August 31, 2009 — Restructuring and Impairment Charges."

Goodwill Impairment Charges. We recorded a non-cash goodwill impairment charge in the amount of $1.0 billion for fiscal year 2009 to reduce the carrying amount of our goodwill to its estimated fair value based upon the results of two interim impairment tests conducted during the first and second quarters of fiscal year 2009. For further discussion of goodwill impairment charges recorded, see Note 6 — "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Long-Lived Assets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year Ended August 31, 2010 Compared to Fiscal Year Ended August 31, 2009 — Goodwill Impairment Charge."

Other Expense. We recorded other expense totaling $20.1 million and $11.9 million for the fiscal years ending August 31, 2009 and 2008, respectively. The increase in other expense was primarily due to recognizing a loss of $10.5 million on the extinguishment of $294.9 million of our 5.875% Senior Notes and recording a loss on the impairment of a note receivable for $4.2 million. This increase was primarily offset by a decrease in the loss on the sale of accounts receivable under our asset-backed securitization program of $6.6 million which was primarily due to a decrease in the amount of receivables sold under the program during the fiscal year ended August 31, 2009, as well as a decrease in the interest rates during the period. The net cash proceeds available at any one time under the asset-backed securitization program was decreased from $280.0 million to $250.0 million during fiscal year 2009. For further discussion of our accounts receivable securitization program, see Note 2 — "Trade Accounts Receivable Securitization and Sale Programs" to the Consolidated Financial Statements.

Interest Income. Interest income decreased to $7.4 million in fiscal year 2009 from $12.0 million in fiscal year 2008. The decrease was primarily due to lower overall interest rates during the year.

Interest Expense. Interest expense decreased to $82.2 million in fiscal year 2009 from $94.3 million in fiscal year 2008. The decrease was primarily a result of lower variable interest rates and lower utilization of the foreign asset-backed securitization program during the 12 months ended August 31, 2009 as compared to the same period in fiscal year 2008.

Income Tax Expense. Income tax expense reflects an effective tax rate of (16.0)% for fiscal year 2009, as compared to an effective tax rate of 16.0% for fiscal year 2008. The effective tax rate differs from the previous period due to the impairment of non-deductible goodwill and the corresponding valuation allowances against certain deferred tax assets that are no longer more likely than not to be realized. The tax rate is predominantly a function of the mix of tax rates in the various jurisdictions in which we do business. Most of our international operations have historically been taxed at a lower rate than in the U.S., primarily due to tax incentives granted to our sites in Brazil, China, Hungary, India, Malaysia and Poland that expire at various dates through 2020. Such tax incentives are subject to conditions with which we expect to continue to comply. See "Risk Factors — We are subject to the risk of increased taxes" and Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion.

Non-U.S. GAAP Core Financial Measures

The following discussion and analysis of our financial condition and results of operations include certain non-U.S. GAAP financial measures as identified in the reconciliation below. The non-U.S. GAAP financial measures disclosed herein do not have standard meaning and may vary from the non-U.S. GAAP financial measures used by other companies or how we may calculate those measures in other instances from time to time. Non-U.S. GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP. Also, our "core" financial measures should not be construed as an inference by us that our future results will be unaffected by those items which are excluded from our "core" financial measures.

Management believes that the non-U.S. GAAP "core" financial measures set forth below are useful to facilitate evaluating the past and future performance of our ongoing manufacturing operations over multiple periods on a

comparable basis by excluding the effects of the amortization of intangibles, restructuring and impairment charges, goodwill impairment charges, certain distressed customer charges, loss on disposal of subsidiary, certain deferred tax valuation allowance charges and stock-based compensation expense and related charges. Among other uses, management uses non-U.S. GAAP "core" financial measures as a factor in determining employee performance when determining incentive compensation.

We are reporting "core" operating income and "core" earnings to provide investors with an additional method for assessing operating income and earnings from what we believe are our "core" manufacturing operations. Most of the items that are excluded for purposes of calculating "core" operating income and "core" earnings also impacted certain balance sheet assets, resulting in all or a portion of an asset being written off without a corresponding recovery of cash we may have previously spent with respect to the asset. In the case of restructuring charges, we may be making associated cash payments in the future. In addition, although, for purposes of calculating "core" operating income and "core" earnings, we excluded stock-based compensation expense (which we anticipate continuing to incur in the future) because it is a non-cash expense, the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our stockholders ownership interest. We encourage you to evaluate these items and the limitations for purposes of analysis in excluding them.

Included in the table below is a reconciliation of the non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures as provided in our consolidated financial statements (in thousands):

	Fiscal Year Ended August 31,		
	2010	2009	2008
Operating income (loss) (U.S. GAAP)	$327,566	$ (910,201)	$251,397
Amortization of intangibles	25,934	31,039	37,288
Stock-based compensation and related charges	104,609	44,026	36,404
Restructuring and impairment charges	8,217	51,894	54,808
Goodwill impairment charges	—	1,022,821	—
Loss on disposal of subsidiaries	24,604	—	—
Distressed customer charges	—	7,256	—
Core operating income (Non-U.S. GAAP)	$490,930	$ 246,835	$379,897
Net income (loss) attributable to Jabil Circuit, Inc. (U.S. GAAP)	$168,840	$(1,165,212)	$133,892
Amortization of intangibles, net of tax	25,887	30,916	26,990
Stock-based compensation and related charges, net of tax	102,719	43,088	30,591
Restructuring and impairment charges, net of tax	8,314	63,490	39,573
Goodwill impairment charges, net of tax	—	1,018,157	—
Loss on disposal of subsidiaries, net of tax	24,604	—	—
Distressed customer charges, net of tax	—	6,329	—
Deferred tax valuation allowance charges	—	121,929	—
Other expense, net of tax	—	13,317	—
Core earnings (Non-U.S. GAAP)	$330,364	$ 132,014	$231,046

	Fiscal Year Ended August 31,		
	2010	2009	2008
Common shares used in the calculations of basic earnings (loss) per share:			
Basic weighted average shares outstanding (U.S. GAAP)(1)	214,332	207,002	209,805
Adjustments:			
Share-based payment awards classified as participating securities	—	6,424	—
Basic weighted average shares outstanding (Non-U.S. GAAP)	214,332	213,426	209,805
Common shares used in the calculations of diluted earnings (loss) per share:			
Diluted weighted average shares outstanding (U.S. GAAP)(1)	217,597	207,002	210,425
Adjustments:			
Share-based payment awards classified as participating securities	—	6,424	—
Dilutive common shares issuable under the ESPP and upon exercise of options and stock appreciation rights	—	72	—
Dilutive unvested non-participating restricted stock awards	—	—	—
Diluted weighted average shares outstanding (Non-U.S. GAAP)	$217,597	$ 213,498	$210,425
Earnings (loss) per share: (U.S. GAAP)			
Basic	$ 0.79	$ (5.63)	$ 0.64
Diluted	$ 0.78	$ (5.63)	$ 0.64
Core earnings per share: (Non-U.S. GAAP)			
Basic	$ 1.54	$ 0.62	$ 1.10
Diluted	$ 1.52	$ 0.62	$ 1.10

(1) For the 12 months ended August 31, 2009, no potential common shares relating to our equity awards were included in the U.S. GAAP computation of basic and diluted loss per share as their effect would have been anti-dilutive given the Company's net loss for the period.

Core operating income in fiscal year 2010 increased 98.9% to $490.9 million compared to $246.8 million in fiscal year 2009. Core earnings in fiscal year 2010 increased 150.2% to $330.4 million compared to $132.0 million in fiscal year 2009. These increases were the result of the same factors described above in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year Ended August 31, 2010 Compared to Fiscal Year Ended August 31, 2009 — Gross Profit."

Quarterly Results (Unaudited)

The following table sets forth certain unaudited quarterly financial information for the 2010 and 2009 fiscal years. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere, and all necessary adjustments (consisting of normal recurring accruals) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Fiscal Year 2010				Fiscal Year 2009			
	Aug. 31, 2010	May 31, 2010	Feb. 28, 2010	Nov. 30, 2009	Aug. 31, 2009	May 31, 2009	Feb. 28, 2009	Nov. 30, 2008
	(In thousands, except per share data)							
Net revenue	$3,860,933	$3,455,578	$3,004,644	$3,088,256	$2,799,528	$2,615,101	$2,887,400	$3,382,509
Cost of revenue	3,573,425	3,193,464	2,781,898	2,856,480	2,608,561	2,466,512	2,731,854	3,158,796
Gross profit	287,508	262,114	222,746	231,776	190,967	148,589	155,546	223,713
Operating expenses:								
Selling, general and administrative	160,512	151,409	146,264	131,553	127,807	125,419	111,053	131,662
Research and development	6,632	6,331	7,425	7,697	8,714	7,198	5,754	5,655
Amortization of intangibles	5,980	6,206	6,643	7,105	7,719	7,612	7,673	8,035
Restructuring and impairment charges	2,512	1,635	635	3,435	3,582	16,167	31,524	621
Goodwill impairment charges	—	—	—	—	—	—	705,121	317,700
Loss on disposal of subsidiaries	8,882	—	—	15,722	—	—	—	—
Operating income (loss)	102,990	96,533	61,779	66,264	43,145	(7,807)	(705,579)	(239,960)
Other expense	964	960	1,125	1,038	15,942	948	857	2,364
Interest income	(779)	(626)	(644)	(907)	(2,112)	(1,087)	(1,920)	(2,307)
Interest expense	19,519	19,503	20,030	20,116	19,393	19,043	20,077	23,734
Income (loss) before income tax	83,286	76,696	41,268	46,017	9,922	(26,711)	(724,593)	(263,751)
Income tax expense	23,910	24,009	11,446	17,136	3,989	2,528	142,018	12,363
Net income (loss)	59,376	52,687	29,822	28,881	5,933	(29,239)	(866,611)	(276,114)
Net income (loss) attributable to noncontrolling interests, net of income tax expense	685	656	(8)	593	426	(477)	(511)	(257)
Net income (loss) attributable to Jabil Circuit, Inc.	$ 58,691	$ 52,031	$ 29,830	$ 28,288	$ 5,507	$ (28,762)	$ (866,100)	$ (275,857)
Earnings (loss) per share:								
Basic	$ 0.27	$ 0.24	$ 0.14	$ 0.13	$ 0.03	$ (0.14)	$ (4.19)	$ (1.34)
Diluted	$ 0.27	$ 0.24	$ 0.14	$ 0.13	$ 0.03	$ (0.14)(1)	$ (4.19)(1)	$ (1.34)(1)
Common shares used in the calculations of earnings (loss) per share:								
Basic	214,011	213,881	213,625	213,665	207,696	207,190	206,711	206,411
Diluted	215,997	216,522	214,760	215,059	208,846	207,190	206,711	206,411

(1) For the three months ended May 31, 2009, February 28, 2009, and November 30, 2008 all outstanding stock options, stock appreciation rights and restricted stock awards are not included in the computation of diluted earnings per share because the Company was in a loss position.

The following table sets forth, for the periods indicated, certain financial information stated as a percentage of net revenue:

	Fiscal Year 2010				Fiscal Year 2009			
	Aug. 31, 2010	May 31, 2010	Feb. 28, 2010	Nov. 30, 2009	Aug. 31, 2009	May 31, 2009	Feb. 28, 2009	Nov. 30, 2008
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	92.6	92.4	92.6	92.5	93.2	94.3	94.6	93.4
Gross profit	7.4	7.6	7.4	7.5	6.8	5.7	5.4	6.6
Selling, general and administrative	4.1	4.4	4.9	4.3	4.6	4.8	3.8	3.9
Research and development	0.2	0.2	0.2	0.2	0.3	0.3	0.2	0.2
Amortization of intangibles	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.2
Restructuring and impairment charges	0.1	—	—	0.1	0.1	0.6	1.1	—
Goodwill impairment charges	—	—	—	—	—	—	24.4	9.4
Loss on disposal of subsidiaries	0.2	—	—	0.5	—	—	—	—
Operating income (loss)	2.6	2.8	2.1	2.2	1.5	(0.3)	(24.4)	(7.1)
Other expense	—	—	—	—	0.6	—	—	0.1
Interest income	—	—	—	—	(0.1)	—	—	(0.1)
Interest expense	0.5	0.6	0.7	0.7	0.7	0.7	0.7	0.7
Income (loss) before income taxes	2.1	2.2	1.4	1.5	0.3	(1.0)	(25.1)	(7.8)
Income tax expense	0.6	0.7	0.4	0.6	0.1	0.1	4.9	0.4
Net income (loss)	1.5	1.5	1.0	0.9	0.2	(1.1)	(30.0)	(8.2)
Net income (loss) attributable to noncontrolling interests, net of income tax expense	—	—	—	—	—	—	—	—
Net income (loss) attributable to Jabil Circuit, Inc	1.5%	1.5%	1.0%	0.9%	0.2%	(1.1)%	(30.0)%	(8.2)%

Acquisitions and Expansion

We have made a number of acquisitions in prior years that were accounted for using the purchase method of accounting. Our Consolidated Financial Statements include the operating results of each business from the date of acquisition. See "Risk Factors — We have on occasion not achieved, and may not in the future achieve, expected profitability from our acquisitions."

Liquidity and Capital Resources

At August 31, 2010, we had cash and cash equivalent balances totaling $744.3 million, total notes payable, long-term debt and capital lease obligations of $1.2 billion, $800.0 million in available liquidity under our revolving credit facilities and up to $187.6 million in available liquidity under our trade accounts receivable securitization and uncommitted sale programs.

The following table sets forth, for the fiscal year ended August 31 selected consolidated cash flow information (in thousands):

	Fiscal Year Ended August 31,		
	2010	2009	2008
Net cash provided by operating activities.	$ 427,410	$ 557,309	$ 420,002
Net cash used in investing activities	(440,257)	(286,175)	(384,720)
Net cash (used in) provided by financing activities	(100,280)	(195,913)	85,000
Effect of exchange rate changes on cash	(18,816)	28,128	(10,984)
Net (decrease) increase in cash and cash equivalents	$(131,943)	$ 103,349	$ 109,298

Net cash provided by operating activities for the fiscal year ended August 31, 2010 was approximately $427.4 million. This resulted primarily from net income of $170.8 million, a $1.2 billion increase in accounts payable and accrued expenses, $283.3 million in non-cash depreciation and amortization expense, $104.6 million in non-cash stock-based compensation expense, $18.7 million in loss on disposal of subsidiaries, a $16.9 million increase in income tax payable and $8.2 million in restructuring and impairment charges; which were partially offset by a $969.3 million increase in inventories, a $247.1 million increase in trade accounts receivable and a $143.6 million increase in prepaid expenses and other current assets. The increase in accounts payable and accrued expenses was primarily driven by the timing of purchases and cash payments. The increase in accounts receivable was predominately attributable to increased sales during the fourth fiscal quarter of fiscal year 2010 as compared to fiscal year 2009. The increase in inventories was primarily due to the ramp up of inventory levels to support new business wins, as well as raw material shortages due to a constrained materials environment which has caused material component lead times to be extended. For further discussion of material shortages see "Risk Factors — We depend on a limited number of suppliers for components that are critical to our manufacturing processes. A shortage of these components or an increase in their price could interrupt our operations and reduce our profits, increase our inventory carrying costs, increase our risk of exposure to inventory obsolescence and cause us to purchase components of a lesser quality."

Net cash used in investing activities for the fiscal year ended August 31, 2010 was $440.3 million. This consisted primarily of capital expenditures of $398.4 million for investments in capacity to support the ongoing production of new programs within the mobility sector and information technology infrastructure, proceeds from the disposal of subsidiaries net of cash of $27.1 million and notes receivable from sale of $25.0 million; which were partially offset by $10.3 million of proceeds from the sale of property and equipment.

Net cash used in financing activities for the fiscal year ended August 31, 2010 was $100.3 million. This resulted from our receipt of approximately $4.4 billion of proceeds from borrowings under existing debt agreements, which primarily included an aggregate of $3.9 billion of borrowings under the revolving portion of the Credit Facility and $196.1 million in borrowings under our short-term Indian working capital facilities. This was offset by repayments in an aggregate amount of approximately $4.4 billion during fiscal year 2010, which primarily included an aggregate of $3.9 billion of repayments under the revolving portion of the Credit Facility and $217.4 million of repayments under our short-term Indian working capital facilities. In addition, we paid $59.9 million of dividends to stockholders during fiscal year 2010.

We may need to finance day-to-day working capital needs, as well as future growth and any corresponding working capital needs, with additional borrowings under our revolving credit facilities described below, as well as additional public and private offerings of our debt and equity. Currently, we have a shelf registration statement with the SEC registering the potential sale of an indeterminate amount of debt and equity securities in the future, from time to time, to augment our liquidity and capital resources.

During the second quarter of fiscal year 2004, we entered into an asset-backed securitization program with a bank, which originally provided for net cash proceeds at any one time of an amount up to $100.0 million on the sale of eligible trade accounts receivable of certain domestic operations. Subsequent to fiscal year 2004, several amendments have adjusted the net cash proceeds available at any one time under the securitization program to an amount of $270.0 million and extended the program until March 16, 2011. Under this agreement, we continuously

sell a designated pool of trade accounts receivable to a wholly-owned subsidiary, which in turn sells an ownership interest in the receivables to a conduit, administered by an unaffiliated financial institution. This wholly-owned subsidiary is a separate bankruptcy-remote entity and its assets would be available first to satisfy the claims of the conduit. As the receivables sold are collected, we are able to sell additional receivables up to the maximum permitted amount under the program. The securitization program requires compliance with several financial covenants including an interest coverage ratio and debt to EBITDA ratio, as defined in the securitization agreements. For each pool of eligible receivables sold to the conduit, we retain a percentage interest in the face value of the receivables, which is calculated based on the terms of the agreement. Net receivables sold under this program are excluded from trade accounts receivable on our Consolidated Balance Sheets and are reflected as cash provided by operating activities on our Consolidated Statements of Cash Flows. We continue to service, administer and collect the receivables sold under this program. We pay a fee on the unused portion of the facility of 0.575% per annum based on the average daily unused aggregate capital during the period. Further, we pay a usage fee on the utilized portion of the facility equal to LIBOR plus 1.15% per annum (inclusive of the unused fee) on the average daily outstanding aggregate capital during the immediately preceding calendar month. The securitization conduit and the investors in the conduit have no recourse to our assets for failure of debtors to pay when due. At August 31, 2010, we had sold $419.8 million of eligible trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, we received cash proceeds of $194.7 million and retained an interest in the receivables of approximately $225.1 million. In connection with the securitization program, we recognized pretax losses on the sale of receivables of approximately $3.6 million, $5.3 million, and $11.9 million during fiscal the years ended August 31, 2010, 2009, and 2008, respectively, which are recorded as other expense on the Consolidated Statement of Operations. See Note 15 — "New Accounting Pronouncements" to the Consolidated Financial Statements.

During the first quarter of fiscal year 2005, we entered into an agreement with an unrelated third-party for the factoring of specific trade accounts receivable of a foreign subsidiary. Under the terms of the factoring agreement, we transfer ownership of eligible trade accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the account less a discount. The discount is recorded as a loss in our Consolidated Statements of Operations in the period of the sale. In September 2010, the factoring agreement was extended through March 31, 2011, at which time it is expected to automatically renew for an additional six-month period. The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on our Consolidated Balance Sheets and are reflected as cash provided by operating activities on our Consolidated Statements of Cash Flows. We continue to service, administer and collect the receivables sold under this program. The third-party purchaser has no recourse to our assets for failure of debtors to pay when due. At August 31, 2010, we had sold $14.3 million of trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, we received cash proceeds of $14.2 million. The resulting loss on trade accounts receivable sold under this factoring agreement was $0.1 million, $0.1 million and $0.2 million for fiscal years 2010, 2009 and 2008, respectively.

During the third quarter of fiscal year 2010, we entered into an uncommitted accounts receivable sale agreement with a bank which allows us and certain of our subsidiaries to elect to sell and the bank to elect to purchase at a discount, on an ongoing basis, up to a maximum of $150.0 million of specific trade accounts receivable at any one time. On September 30, 2010, the sale program was amended to increase the facility limit to $200.0 million of specific trade accounts receivable at any one time. The program is accounted for as a sale. Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. We paid an arrangement fee upon the initial sale and pay a transaction fee each month over the term of the agreement which are recorded to other expense in our Consolidated Statements of Operations. The sale program expires on May 25, 2011.

During the fourth quarter of fiscal year 2010, we entered into an additional uncommitted accounts receivable sale agreement with a bank which allows us and certain of our subsidiaries to elect to sell and the bank to elect to purchase at a discount, on an ongoing basis, up to a maximum of $75.0 million of specific trade accounts receivable at any one time. The program is accounted for as a sale. Net receivables sold under this program are excluded from

trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The sale program expires on August 24, 2011.

We continue to service the receivables sold under each trade accounts receivable sales program. No servicing asset or liability is recorded at the time of sale as we have determined the servicing fee earned is at a market rate. Servicing costs are recognized as incurred over the servicing period. For the year ended August 31, 2010, we had sold $301.6 million of trade accounts receivable pursuant to the agreements discussed in the immediately preceding two paragraphs. In exchange, we received cash proceeds of $301.4 million. The resulting loss on the sale of trade accounts receivable sold under this sales program was $0.2 million for the year ended August 31, 2010 which was recorded to other expense in our Consolidated Statements of Operations.

Notes payable, long-term debt and long-term lease obligations outstanding at August 31, 2010 and 2009 are summarized below (in thousands):

	August 31, 2010	August 31, 2009
5.875% Senior Notes due 2010(a)	$ —	$ 5,064
7.750% Senior Notes due 2016(b)	301,782	300,063
8.250% Senior Notes due 2018(c)	397,140	396,758
Short-term factoring debt(d)	—	1,468
Borrowings under credit facilities(e)	73,750	21,313
Borrowings under loans(f)	342,380	384,485
Securitization program obligations(g)	71,436	125,291
Miscellaneous borrowings	8	6
Total notes payable, long-term debt and long-term lease obligations	$1,186,496	$1,234,448
Less current installments of notes payable, long-term debt and long-term lease obligations	167,566	197,575
Notes payable, long-term debt and long-term lease obligations, less current installments	$1,018,930	$1,036,873

(a) During the fourth quarter of fiscal year 2003, we issued a total of $300.0 million, seven-year, publicly-registered 5.875% Senior Notes (the "5.875% Senior Notes") at 99.803% of par, resulting in net proceeds of approximately $297.2 million. During the fourth quarter of fiscal year 2009, we repurchased $294.9 million in aggregate principal amount of the 5.875% Senior Notes, pursuant to a public cash tender offer, in which we also paid an early tender premium, accrued interest and associated fees and expenses. The extinguishment of the validly tendered 5.875% Senior Notes resulted in a charge of $10.5 million which was recorded to other expense in our Consolidated Statements of Operations for the 12 months ended August 31, 2009.

The 5.875% Senior Notes matured on July 15, 2010, and, at that time, the outstanding balance was fully paid.

(b) During the fourth quarter of fiscal year 2009, we issued a total of $312.0 million, seven-year, publicly-registered senior unsecured notes (the "7.750% Senior Notes") at 96.1% of par, resulting in net proceeds of approximately $300.0 million. The 7.750% Senior Notes mature on July 15, 2016 and pay interest semiannually on January 15 and July 15. Also, the 7.750% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant regarding our repurchase of the 7.750% Senior Notes upon a "change of control repurchase event."

(c) During the second and third quarters of fiscal year 2008, we issued $250.0 million and $150.0 million, respectively, of ten-year, unregistered 8.250% notes at 99.965% of par and 97.5% of par, respectively, resulting in net proceeds of approximately $245.7 million and $148.5 million, respectively. On July 18, 2008, we

completed an exchange whereby all of the outstanding unregistered 8.250% Notes were exchanged for registered 8.250% Notes (collectively the "8.250% Senior Notes") that are substantially identical to the unregistered notes except that the 8.250% Senior Notes are registered under the Securities Act and do not have any transfer restrictions, registration rights or rights to additional special interest.

The 8.250% Senior Notes mature on March 15, 2018 and pay interest semiannually on March 15 and September 15. The interest rate payable on the 8.250% Senior Notes is subject to adjustment from time to time if the credit ratings assigned to the 8.250% Senior Notes increase or decrease, as provided in the 8.250% Senior Notes. The 8.250% Senior Notes are our senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

We are subject to covenants such as limitations on our and/or our subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to our "restricted subsidiaries"); and guarantee any of our indebtedness (which only applies to our subsidiaries). We are also subject to a covenant regarding our repurchase of the 8.250% Senior Notes upon a "change of control repurchase event."

During the fourth quarter of fiscal year 2007, we entered into forward interest rate swap transactions to hedge the fixed interest rate payments for an anticipated debt issuance. The swaps were accounted for as a cash flow hedge. The notional amount of the swaps was $400.0 million. Concurrently with the pricing of the first $250.0 million of the 8.250% Senior Notes, we settled $250.0 million of the swaps by our payment of $27.5 million. We also settled the remaining $150.0 million of swaps during the second quarter of fiscal year 2008 by our payment of $15.6 million. As a result, we settled the amount recognized as a current liability on our Consolidated Balance Sheets. We also recorded $0.7 million to interest expense (as ineffectiveness) in our Consolidated Statements of Operations during the three months ended February 29, 2008, with the remainder recorded in accumulated other comprehensive income, net of taxes, on our Consolidated Balance Sheets. On May 19, 2008, we issued the remaining $150.0 million of 8.250% Senior Notes and recorded no additional interest expense (as ineffectiveness) in the Consolidated Statements of Operations. The effective portion of the swaps remaining on our Consolidated Balance Sheets will be amortized to interest expense in our Consolidated Statements of Operations over the life of the 8.250% Senior Notes.

(d) During the fourth quarter of fiscal year 2007 and the fourth quarter of fiscal year 2009, we entered into separate agreements with unrelated third parties for the factoring of specific trade accounts receivable of certain foreign subsidiaries. The factoring of trade accounts receivable under these agreements did not meet the criteria for recognition as a sale. Under the terms of these agreements, we transferred ownership of eligible trade accounts receivable to the third party purchasers in exchange for cash, however, as these transactions did not qualify as a sale, the relating trade accounts receivable were included on our Consolidated Balance Sheets until the cash was received by the purchasers from our customer for the trade accounts receivable. This program was transferred in connection with our divestiture of our French and Italian subsidiaries, and therefore, no liability is recorded on our Consolidated Balance Sheets at August 31, 2010. We had an outstanding liability of approximately $1.5 million on the Consolidated Balance Sheets at August 31, 2009 related to these agreements.

(e) As of August 31, 2010, two of our foreign subsidiaries have entered into credit facilities to finance their future growth and any corresponding working capital needs. The credit facilities are denominated in U.S. dollars. The credit facilities incur interest at fixed and variable rates ranging from 1.82% to 4.15% with $73.8 million outstanding at August 31, 2010.

(f) During the third quarter of fiscal year 2005, we negotiated a five-year, 400.0 million Indian rupee construction loan for an Indian subsidiary with an Indian branch of a global bank. Under the terms of the loan, we pay interest on outstanding borrowings based on a fixed rate of 7.45%. The construction loan expired on April 15, 2010 and was fully repaid.

During the third quarter of fiscal year 2005, we negotiated a five-year, 25.0 million Euro construction loan for a Hungarian subsidiary with a Hungarian branch of a global bank. Under the terms of the loan facility, we pay interest on outstanding borrowings based on the Euro Interbank Offered Rate plus a spread of 0.925%. Quarterly principal repayments began in September 2006 to repay the amount of proceeds drawn under the construction loan. The construction loan expired on April 13, 2010 and was fully repaid.

During the second quarter of fiscal year 2007, we entered into a three-year loan agreement to borrow $20.3 million from a software vendor in connection with various software licenses that we purchased from them. The software licenses were capitalized and were being amortized over a three-year period. The loan agreement was non-interest bearing and payments were due quarterly through October 2009, when the loan agreement was terminated.

Through the acquisition of a Taiwanese subsidiary in fiscal year 2007, we assumed certain liabilities, including short and long-term debt obligations totaling approximately $102.2 million at the date of acquisition. At August 31, 2010, there are no amounts outstanding under these short-term mortgage and credit facilities.

During the fourth quarter of fiscal year 2007, we entered into the five-year Credit Facility. This agreement provides for a revolving credit portion in the initial amount of $800.0 million, subject to potential increases up to $1.0 billion, and provides for a term portion in the amount of $400.0 million. Some or all of the lenders under the Credit Facility and their affiliates have various other relationships with us and our subsidiaries involving the provision of financial services, including cash management, loans, letter of credit and bank guarantee facilities, investment banking and trust services. We, along with some of our subsidiaries, have entered into foreign exchange contracts and other derivative arrangements with certain of the lenders and their affiliates. In addition, many, if not most, of the agents and lenders under the Credit Facility held positions as agent and/or lender under our old revolving credit facility and the $1.0 billion, 364-day senior unsecured bridge loan facility, that was entered into on December 21, 2006, amended on December 20, 2007 and terminated on February 13, 2008. The revolving credit portion of the Credit Facility terminates on July 19, 2012, and the term loan portion of the Credit Facility requires payments of principal in annual installments of $20.0 million each, with a final payment of the remaining principal due on July 19, 2012. Interest and fees on Credit Facility advances are based on our unsecured long-term indebtedness rating as determined by S&P and Moody's. Interest is charged at a rate equal to either 0% to 0.75% above the base rate or 0.375% to 1.75% above the Eurocurrency rate, where the base rate represents the greater of Citibank, N.A.'s prime rate or 0.50% above the federal funds rate, and the Eurocurrency rate represents the applicable London Interbank Offered Rate, each as more fully defined in this credit agreement. Fees include a facility fee based on the revolving credit commitments of the lenders, a letter of credit fee based on the amount of outstanding letters of credit, and a utilization fee to be added to the revolving credit interest rate and any letter of credit fee during any period when the aggregate amount of outstanding advances and letters of credit exceeds 50% of the total revolving credit commitments of the lenders. Based on our current senior unsecured long-term indebtedness rating as determined by S&P and Moody's, the current rate of interest (including the applicable facility and utilization fee) on a full draw under the revolving credit would be 0.275% above the base rate or 0.875% above the Eurocurrency rate, and the current rate of interest on the term portion would be the base rate or 0.875% above the Eurocurrency rate. We, along with our subsidiaries, are subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the credit agreement) to (b) Consolidated EBITDA (as defined in the credit agreement) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, debt and loss on sales of trade accounts receivables pursuant to our securitization program. In addition, we are subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc of assets; limitation upon changes in nature of business; payment restrictions affecting subsidiaries; compliance with laws, etc; payment of taxes, etc; maintenance of insurance; preservation of corporate existence, etc; visitation rights; keeping of books; maintenance of properties, etc; transactions with affiliates; and reporting requirements (collectively referred to herein as "Restrictive Financial Covenants"). During the 12 months ended August 31, 2010, we borrowed $3.9 billion against the revolving credit portion of the Credit Facility. These borrowings were repaid in full during fiscal year 2010. A draw in the amount of $400.0 million has been made under the term portion of the Credit Facility and $340.0 million remains outstanding at August 31, 2010.

In addition to the loans described above, at August 31, 2010, we have additional loans outstanding to fund working capital needs. These additional loans total approximately $2.4 million and are denominated in Euros. The loans are due and payable within 12 months and are classified as short-term on our Consolidated Balance Sheets.

(g) During the third quarter of fiscal year 2008, we entered into a foreign asset-backed securitization program with a bank conduit which originally provided for net borrowings available at any one time of up to $200.0 million.

Subsequent to fiscal year 2008, certain amendments adjusted the net borrowings available at any one time under the securitization program to $100.0 million. In connection with the foreign securitization program certain of our foreign subsidiaries sell, on an ongoing basis, an undivided interest in designated pools of trade accounts receivable to a special purpose entity, which in turn borrows up to $100.0 million from the bank conduit to purchase those receivables and in which it grants security interests as collateral for the borrowings. The securitization program is accounted for as a borrowing. The loan balance is calculated based on the terms of the securitization program agreements. The foreign securitization program requires compliance with several covenants including a limitation on certain corporate actions such as mergers, consolidations and sale of substantially all assets. We are assessed a monthly fee based on the maximum facility limit and, in addition, pay interest based on LIBOR plus a spread. The foreign securitization program expires on March 17, 2011. At August 31, 2010, we had $71.4 million of debt outstanding under the program. In addition, we incurred interest expense of $2.1 million, $3.9 million and $2.8 million recorded in our Consolidated Statements of Operations during the 12 months ended August 31, 2010, 2009 and 2008, respectively.

At August 31, 2010, 2009 and 2008, we were in compliance with all Restrictive Financial Covenants under the Credit Facility and our securitization programs.

Our working capital requirements and capital expenditures could continue to increase in order to support future expansions of our operations through construction of greenfield operations or acquisitions. It is possible that future expansions may be significant and may require the payment of cash. Future liquidity needs will also depend on fluctuations in levels of inventory and shipments, changes in customer order volumes and timing of expenditures for new equipment.

For discussion of our cash management and risk management policies see "Quantitative and Qualitative Disclosures About Market Risk."

We currently anticipate that during the next 12 months, our capital expenditures will be in the range of $325.0 million to $375.0 million, principally for machinery and equipment for new business, including new process technology within our mechanical operations, maintenance levels of machinery and equipment and information technology infrastructure upgrades. We believe that our level of resources, which include cash on hand, available borrowings under our revolving credit facilities, additional proceeds available under our trade accounts receivable securitization programs and potentially available under our uncommitted trade accounts receivable sale programs and funds provided by operations, will be adequate to fund these capital expenditures, the payment of any declared quarterly dividends, payments for current and future restructuring activities and our working capital requirements for the next 12 months. Our $270.0 million asset-backed securitization program and our $100.0 million foreign asset-backed securitization program expire, however, in March 2011 and our $200.0 million and $75.0 million uncommitted trade accounts receivable sale programs expire in May 2011 and August 2011, respectively, and we may be unable to renew any or all of them.

Should we desire to consummate significant additional acquisition opportunities or undertake significant additional expansion activities, our capital needs would increase and could possibly result in our need to increase available borrowings under our revolving credit facilities or access public or private debt and equity markets. There can be no assurance, however, that we would be successful in raising additional debt or equity on terms that we would consider acceptable.

Our contractual obligations for short and long-term debt arrangements, future interest on notes payable and long-term debt, future minimum lease payments under non-cancelable operating lease arrangements, estimated future benefit payments to plan and capital commitments as of August 31, 2010 are summarized below. We do not participate in, or secure financing for, any unconsolidated limited purpose entities. We generally do not enter into non-cancelable purchase orders for materials until we receive a corresponding purchase commitment from our

customer. Non-cancelable purchase orders do not typically extend beyond the normal lead time of several weeks at most. Purchase orders beyond this time frame are typically cancelable.

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In thousands)				
Contractual Obligations					
Notes payable, long-term debt and long-term lease obligations	$1,186,496	$167,566	$320,008	$ —	$698,922
Future interest on notes payable and long-term debt(a)	403,893	62,102	119,918	115,631	106,242
Operating lease obligations	153,787	51,653	62,769	28,742	10,623
Estimated future benefit payments to plan	52,313	4,253	9,515	9,141	29,404
Capital commitments(b)					
Total contractual cash obligations(c)	$1,796,489	$285,574	$512,210	$153,514	$845,191

(a) Certain of our notes payable and long-term debt pay interest at variable rates. In the contractual obligations table above, we have elected to apply interest rates applicable to the current fiscal quarter to determine the value of these future interest payments.

(b) During the first fiscal quarter of 2009, we committed $10.0 million to an independent private equity limited partnership which invests in companies that address resource limits in energy, water and materials (commonly referred to as the CleanTech sector). Of that amount, we have invested $4.3 million as of August 31, 2010. The remaining commitment of $5.7 million is callable over the next three years by the general partner. As the capital calls have no specified timing, this commitment has been excluded from the above table as we cannot currently determine when such commitment calls will occur.

(c) At August 31, 2010, we have $0.5 million and $86.4 million recorded as a current and a long-term liability, respectively, for uncertain tax positions. We are not able to reasonably estimate the timing of payments, or the amount by which our liability for these uncertain tax positions will increase or decrease over time; and accordingly, this liability has been excluded from the above table.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risks

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We enter into forward contracts to economically hedge transactional exposure associated with commitments arising from trade accounts receivable, trade accounts payable, intercompany transactions and fixed purchase obligations denominated in a currency other than the functional currency of the respective operating entity. We do not intend to use derivative financial instruments for speculative purposes. All derivative instruments are recorded on our Consolidated Balance Sheets at their respective fair market values. At August 31, 2010, except for certain foreign currency contracts, with a notional amount outstanding of $67.2 million and a fair value of $0.7 million recorded in prepaid and other current assets and $1.0 million recorded in accrued expenses, we have elected not to prepare and maintain the documentation required for the transactions to qualify as accounting hedges and, therefore, changes in fair value are recorded in our Consolidated Statements of Operations.

The aggregate notional amount of outstanding contracts at August 31, 2010 that do not qualify as accounting hedges was $414.5 million. The fair value of these contracts amounted to a $4.8 million asset recorded in prepaid and other current assets and a $3.3 million liability recorded to accrued expenses on our Consolidated Balance Sheets. The forward contracts will generally expire in less than four months, with five months being the maximum term of the contracts outstanding at August 31, 2010. Upon expiration of the contracts, the change in fair value will be reflected in cost of revenue in our Consolidated Statements of Operations. The forward contracts are denominated in Brazilian real, British pounds, Canadian dollars, Chinese yuan renminbis, Euros, Hungarian forints, Indian

rupees, Japanese yen, Malaysian ringgits, Mexican pesos, Polish zlotys, Russian rubles, Singapore dollars and U.S. dollars.

Interest Rate Risk

A portion of our exposure to market risk for changes in interest rates relates to our domestic investment portfolio. We do not, and do not intend to, use derivative financial instruments for speculative purposes. We place cash and cash equivalents with various major financial institutions. We protect our invested principal funds by limiting default risk, market risk and reinvestment risk. We mitigate these risks by generally investing in investment grade securities and by frequently positioning the portfolio to try to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio typically includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. At August 31, 2010, there were no significant outstanding investments.

We pay interest on several of our outstanding borrowings at interest rates that fluctuate based upon changes in various base interest rates. There were $481.4 million in borrowings outstanding under these facilities at August 31, 2010. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 7 — "Notes Payable, Long-Term Debt and Long-Term Lease Obligations" to the Consolidated Financial Statements for additional information regarding our outstanding debt obligations.

Item 8. Financial Statements and Supplementary Data

Certain information required by this item is included in Item 7 of Part II of this Report under the heading "Quarterly Results" and is incorporated into this item by reference. All other information required by this item is included in Item 15 of Part IV of this Report and is incorporated into this item by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

On July 28, 2010, our Audit Committee approved the selection of Ernst & Young LLP ("E&Y") to serve as our independent registered public accounting firm for the fiscal year ending August 31, 2011. There have been no disagreements with our former accountants on accounting and financial disclosure. For further information, please refer to our Form 8-K filed with the SEC on August 3, 2010.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation required by Rules 13a-15 and 15d-15 under the Exchange Act (the "Evaluation"), under the supervision and with the participation of our President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Exchange Act ("Disclosure Controls") as of August 31, 2010. Based on the Evaluation, our CEO and CFO concluded that the design and operation of our Disclosure Controls were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to our senior management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

We assessed the effectiveness of our internal control over financial reporting as of August 31, 2010. Management's report on internal control over financial reporting as of August 31, 2010 is incorporated herein at Item 15.

(c) Changes in Internal Control over Financial Reporting

For our fiscal quarter ended August 31, 2010, we did not identify any modifications to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our internal control over financial reporting, including our internal control documentation and testing efforts, remain ongoing to ensure continued compliance with the Exchange Act. For our fiscal quarter ended August 31, 2010, we identified certain internal controls that management believed should be modified to improve them. These improvements include further formalization of policies and procedures, improved segregation of duties, additional information technology system controls and additional monitoring controls. We are making improvements to our internal control over financial reporting as a result of our review efforts. We have reached our conclusions set forth above, notwithstanding those improvements and modifications.

(d) Limitations on the Effectiveness of Controls and other matters

Our management, including our CEO and CFO, does not expect that our Disclosure Controls and internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Notwithstanding the foregoing limitations on the effectiveness of controls, we have nonetheless reached the conclusions set forth above on our disclosure controls and procedures and our internal control over financial reporting.

(e) CEO and CFO Certifications

Exhibits 31.1 and 31.2 are the Certifications of the CEO and the CFO, respectively. The Certifications are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the "Section 302 Certifications"). This Item of this report, which you are currently reading is the information concerning the Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors, Audit Committee and Audit Committee Financial Expert

Information regarding our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth under the captions "Proposal No. 1: Election of Directors" and "Corporate Governance and Board of Directors Matters" in our Proxy Statement for the 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2010.

Executive Officers

Information regarding our executive officers is included in Item 1 of Part I of this Report under the heading "Executive Officers of the Registrant" and is incorporated into this item by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

Information regarding compliance with Section 16 (a) of the Exchange Act is hereby incorporated herein by reference from the section entitled "Beneficial Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2010.

Codes of Ethics

We have adopted a senior code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. We have also adopted a general code of business conduct and ethics that applies to all of our directors, officers and employees. These codes are both posted on our website, which is located at *http://www.jabil.com*. Stockholders may request a free copy of either of such items in print form from:

Jabil Circuit, Inc.
Attention: Investor Relations
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716
Telephone: (727) 577-9749

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the code of ethics by posting such information on our website, at the address specified above. Similarly, we expect to disclose to stockholders any waiver of the code of business conduct and ethics for executive officers or directors by posting such information on our website, at the address specified above. Information contained in our website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines, which are available on our website at *http://www.jabil.com*. Stockholders may request a copy of the Corporate Governance Guidelines from the address and phone number set forth above under "— Codes of Ethics."

Committee Charters

The charters for our Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee are available on our website at *http://www.jabil.com*. Stockholders may request a copy of each of these charters from the address and phone number set forth under "— Codes of Ethics."

Item 11. Executive Compensation

Information regarding executive compensation is incorporated by reference to the information set forth under the caption "Compensation Discussion & Analysis" in our Proxy Statement for the 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Beneficial Ownership — Share Ownership by Principal Stockholders and Management" in our Proxy Statement for the 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2010.

The following table sets forth certain information relating to our equity compensation plans as of August 31, 2010.

Equity Compensation Plan Information

Equity Compensation Plans Approved by Security Holders:	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
1992 Stock Option Plan	1,946,992	$22.21	NA
2002 Stock Option Plan	11,062,747	$24.47	9,771,549
2002 CSOP Plan	78,905	$17.99	400,222
2002 FSOP Plan	65,630	$23.26	308,230
2002 Employee Stock Purchase Plan	NA	NA	1,208,281
Restricted Stock Awards	12,189,271	NA	NA
Total	25,343,545		11,688,282

See Note 11 — "Stockholders' Equity" to the Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Related Party Transactions/Certain Transactions" in our Proxy Statement for the 2010 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended August 31, 2010.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is incorporated by reference to the information set forth under the captions "Ratification of Appointment of Independent Registered Public Accounting Firm — Principal Accounting Fees and Services" and "— Policy on Audit Committee Pre-Approval of Audit, Audit Related and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in our Proxy Statement for the 2010 Annual Meeting of Stockholders to be filed with SEC within 120 days after the end of our fiscal year ended August 31, 2010.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. *Financial Statements.* Our consolidated financial statements, and related notes thereto, with the independent registered public accounting firm reports thereon are included in Part IV of this report on the pages indicated by the Index to Consolidated Financial Statements and Schedule as presented on page 68 of this report.

2. *Financial Statement Schedule.* Our financial statement schedule is included in Part IV of this report on the page indicated by the Index to Consolidated Financial Statements and Schedule as presented on page 68 of this report. This financial statement schedule should be read in conjunction with our consolidated financial statements, and related notes thereto.

Schedules not listed in the Index to Consolidated Financial Statements and Schedule have been omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. *Exhibits.* See Item 15(b) below.

(b) *Exhibits.* The exhibits listed on the Exhibits Index are filed as part of, or incorporated by reference into, this Report.

(c) *Financial Statement Schedules.* See Item 15(a) above.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Jabil Circuit, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2010. Management based this assessment on the framework as established in "*Internal Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the effectiveness of its internal control over financial reporting.

Based on this assessment, management has concluded that, as of August 31, 2010, the Company maintained effective internal control over financial reporting.

KPMG LLP, the Company's independent registered public accounting firm, issued an audit report on the effectiveness of the Company's internal control over financial reporting which follows this report.

October 21, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jabil Circuit, Inc.:

We have audited Jabil Circuit, Inc.'s internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jabil Circuit, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jabil Circuit, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jabil Circuit, Inc. and subsidiaries as of August 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended August 31, 2010, and our report dated October 21, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

October 21, 2010
Tampa, Florida
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jabil Circuit, Inc.:

We have audited the accompanying consolidated balance sheets of Jabil Circuit, Inc. and subsidiaries as of August 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended August 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jabil Circuit and subsidiaries as of August 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 15 to the consolidated financial statements, effective September 1, 2009, the Company adopted new accounting and disclosure guidance related to noncontrolling interests in subsidiaries. Also discussed in Note 15 to the consolidated financial statements, effective September 1, 2009, the Company adopted new accounting guidance on earnings per share which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, be considered participating securities and therefore included in the computation of earnings per share pursuant to the two-class method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jabil Circuit, Inc.'s internal control over financial reporting as of August 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 21, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

October 21, 2010
Tampa, Florida
Certified Public Accountants

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

	August 31, 2010	August 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 744,329	$ 876,272
Trade accounts receivable, net of allowance for doubtful accounts of $13,939 in 2010 and $15,510 in 2009 (note 2)	1,408,319	1,260,962
Inventories (note 3)	2,094,135	1,226,656
Prepaid expenses and other current assets (note 13)	349,165	247,795
Income taxes receivable	35,560	37,448
Deferred income taxes (note 4)	22,510	27,693
Total current assets	4,654,018	3,676,826
Property, plant and equipment, net of accumulated depreciation of $1,166,807 at August 31, 2010 and $1,131,765 at August 31, 2009 (note 5)	1,451,392	1,377,729
Goodwill (note 6)	28,455	25,120
Intangible assets, net of accumulated amortization of $112,687 at August 31, 2010 and $98,772 at August 31, 2009 (note 6)	104,113	131,168
Deferred income taxes (note 4)	55,101	49,673
Other assets	74,668	57,342
Total assets	$6,367,747	$5,317,858
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of notes payable, long-term debt and long-term lease obligations (note 8)	$ 167,566	$ 197,575
Accounts payable	2,741,719	1,938,009
Accrued compensation and employee benefits	196,865	208,562
Other accrued expenses (notes 8, 9, 10 and 13)	475,387	329,289
Income taxes payable	19,236	11,831
Deferred income taxes (note 4)	4,401	660
Total current liabilities	3,605,174	2,685,926
Notes payable, long-term debt and long-term lease obligations less current installments (note 7)	1,018,930	1,036,873
Other liabilities (notes 8 and 9)	63,058	70,124
Income tax liability (note 4)	86,351	78,348
Deferred income taxes (note 4)	1,462	4,178
Total liabilities	4,774,975	3,875,449
Commitments and contingencies (note 10)		
Equity (note 11):		
Jabil Circuit, Inc. stockholders' equity:		
Common stock, $.001 par value, authorized 500,000,000 shares; issued and outstanding 210,496,989 shares in 2010, and 208,022,841 shares in 2009	220	217
Additional paid-in capital	1,541,507	1,455,214
Retained earnings (Accumulated deficit)	123,303	(13,700)
Accumulated other comprehensive income	122,062	196,972
Treasury stock at cost, 9,035,919 shares in 2010 and 8,683,917 shares in 2009	(209,046)	(203,541)
Total Jabil Circuit, Inc. stockholders' equity	1,578,046	1,435,162
Noncontrolling interests	14,726	7,247
Total equity	1,592,772	1,442,409
Total liabilities and equity	$6,367,747	$5,317,858

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share data)

	Fiscal Year Ended August 31,		
	2010	2009	2008
Net revenue (note 12)	$13,409,411	$11,684,538	$12,779,703
Cost of revenue	12,405,267	10,965,723	11,911,902
Gross profit	1,004,144	718,815	867,801
Operating expenses:			
Selling, general and administrative	589,738	495,941	491,324
Research and development	28,085	27,321	32,984
Amortization of intangibles (note 6)	25,934	31,039	37,288
Restructuring and impairment charges (note 9)	8,217	51,894	54,808
Goodwill impairment charges (note 6)	—	1,022,821	—
Loss on disposal of subsidiaries (note 14)	24,604	—	—
Operating income (loss)	327,566	(910,201)	251,397
Other expense	4,087	20,111	11,902
Interest income	(2,956)	(7,426)	(12,014)
Interest expense	79,168	82,247	94,316
Income (loss) before income tax	247,267	(1,005,133)	157,193
Income tax expense (note 4)	76,501	160,898	25,119
Net income (loss)	170,766	(1,166,031)	132,074
Net income (loss) attributable to noncontrolling interests, net of income tax expense	1,926	(819)	(1,818)
Net income (loss) attributable to Jabil Circuit, Inc.	$ 168,840	$(1,165,212)	$ 133,892
Earnings (Loss) Per Share (note 1):			
Income (loss) attributable to the stockholders of Jabil Circuit, Inc.:			
Basic	$ 0.79	$ (5.63)	$ 0.64
Diluted	$ 0.78	$ (5.63)	$ 0.64
Weighted average shares outstanding:			
Basic	214,332	207,002	209,805
Diluted	217,597	207,002	210,425
Cash dividends declared per common share	$ 0.28	$ 0.28	$ 0.28

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Fiscal Year Ended August 31,		
	2010	2009	2008
Net income (loss)	$170,766	$(1,166,031)	$132,074
Other comprehensive income (loss):			
Foreign currency translation adjustment	(70,293)	(104,771)	140,986
Change in fair market value of derivative instruments, net of tax	(1,742)	143	(17,017)
Actuarial gains (loss), net of tax	(7,751)	(3,738)	5,275
Prior service cost, net of tax	342	(13)	(39)
Amortization of loss on hedge arrangements, net of tax	4,534	3,950	1,236
Comprehensive income (loss)	$ 95,856	$(1,270,460)	$262,515
Comprehensive income (loss) attributable to noncontrolling interests	1,926	(819)	(1,818)
Comprehensive income (loss) attributable to Jabil Circuit, Inc	$ 93,930	$(1,269,641)	$264,333

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except for share data)

	Jabil Circuit, Inc. Stockholders' Equity							
	Common Stock							
	Shares Outstanding	Par Value	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Noncontrolling Interests	Total Equity
Balance at August 31, 2007	204,574,679	$212	$1,340,687	$ 1,131,403	$ 170,960	$(200,251)	$ 8,682	$ 2,451,693
Shares issued upon exercise of stock options	652,300	2	5,928	—	—	—	—	5,930
Shares issued under employee stock purchase plan	824,498	1	10,546	—	—	—	—	10,547
Exchange of share-based compensation awards in connection with business combination	—	—	(140)	—	—	—	—	(140)
Issuance and vesting of restricted stock awards	484,731	—	—	—	—	—	—	—
Purchases of treasury stock under employee stock plans	(156,037)	—	—	—	—	(2,435)	—	(2,435)
Recognition of stock-based compensation (note 11)	—	—	36,833	—	—	—	—	36,833
Tax benefit of options exercised	—	—	12,524	—	—	—	—	12,524
Declared dividends	—	—	—	(58,813)	—	—	—	(58,813)
Comprehensive income	—	—	—	133,892	130,441	—	—	264,333
Adoption of new income tax guidance	—	—	—	3,935	—	—	—	3,935
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(1,818)	(1,818)
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	540	540
Balance at August 31, 2008	206,380,171	$215	$1,406,378	$ 1,210,417	$ 301,401	$(202,686)	$ 7,404	$ 2,723,129
Shares issued upon exercise of stock options	1,160	—	66	—	—	—	—	66
Shares issued under employee stock purchase plan (note 11)	1,248,314	1	7,353	—	—	—	—	7,354
Exchange of share-based compensation awards in connection with business combination	—	—	28	—	—	—	—	28
Issuance and vesting of restricted stock awards	502,376	1	—	—	—	—	—	1
Purchases of treasury stock under employee stock plans	(109,180)	—	—	—	—	(855)	—	(855)
Recognition of stock-based compensation (note 11)	—	—	42,249	—	—	—	—	42,249
Tax benefit of options exercised	—	—	(860)	—	—	—	—	(860)
Cumulative effect of change in accounting principle (note 9)	—	—	—	(836)		—	—	(836)
Declared dividends (note 11)	—	—	—	(58,069)	—	—	—	(58,069)
Comprehensive (loss)	—	—	—	(1,165,212)	(104,429)	—	—	(1,269,641)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(819)	(819)
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	662	662
Balance at August 31, 2009	208,022,841	$217	$1,455,214	$ (13,700)	$ 196,972	$(203,541)	$ 7,247	$ 1,442,409
Shares issued upon exercise of stock options (note 11)	114,135	1	1,545	—	—	—	—	1,546
Shares issued under employee stock purchase plan (note 11)	1,127,017	1	9,197	—	—	—	—	9,198
Issuance and vesting of restricted stock awards (note 11)	1,584,964	1	—	—	—	—	—	1
Purchases of treasury stock under employee stock plans	(351,968)	—	—	—	—	(5,505)	—	(5,505)
Recognition of stock-based compensation (note 11)	—	—	104,783	—	—	—	—	104,783
Tax benefit of options exercised	—	—	28	—	—	—	—	28
Declared dividends (note 11)	—	—	(29,260)	(31,837)	—	—	—	(61,097)
Comprehensive income	—	—	—	168,840	(74,910)	—	—	93,930
Capital contribution from noncontrolling interests	—	—	—	—	—	—	5,386	5,386
Net gain attributable to noncontrolling interests	—	—	—	—	—	—	1,926	1,926
Foreign currency adjustments attributable to noncontrolling interests	—	—	—	—	—	—	167	167
Balance at August 31, 2010	210,496,989	$220	$1,541,507	$ 123,303	$ 122,062	$(209,046)	$14,726	$ 1,592,772

See accompanying notes to consolidated financial statements.

JABIL CIRCUIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended August 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 170,766	$(1,166,031)	$ 132,074
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	283,284	291,997	276,311
Recognition of deferred grant proceeds	(1,955)	(82)	(13)
Amortization on loss of hedge arrangement	3,950	3,950	2,034
Amortization of bond issuance costs and discount	3,696	1,473	894
Loss on early extinguishment of debt	—	10,522	—
Recognition of stock-based compensation	104,609	44,026	36,404
Deferred income taxes	2,331	102,375	(68,245)
Restructuring and impairment charges	8,217	51,894	54,810
Goodwill impairment charges	—	1,022,821	—
Provision (recovery) of allowance for doubtful accounts and notes receivables	(880)	12,685	(443)
Excess tax (benefit) shortage from options exercised	(132)	921	(12,524)
Loss (gain) on sale of property	4,809	(45)	1,883
Loss on disposal of subsidiaries	18,671	—	—
Change in operating assets and liabilities, exclusive of net assets acquired:			
Trade accounts receivable	(247,133)	169,741	(60,788)
Inventories	(969,348)	283,816	(27,602)
Prepaid expenses and other current assets	(143,639)	40,950	(45,541)
Other assets	448	(7,604)	(42,185)
Accounts payable and accrued expenses	1,172,770	(292,671)	120,891
Income taxes payable	16,946	(13,429)	52,042
Net cash provided by operating activities	427,410	557,309	420,002
Cash flows from investing activities:			
Notes receivable from sale	(24,972)	—	—
Proceeds from disposal of subsidiaries, net of cash	(27,140)	—	—
Cash paid for business and intangible asset acquisitions, net of cash acquired	—	(4,176)	(58,243)
Acquisition of property, plant and equipment	(398,425)	(292,238)	(337,502)
Proceeds from sale of property, plant and equipment	10,280	10,239	11,025
Net cash used in investing activities	(440,257)	(286,175)	(384,720)
Cash flows from financing activities:			
Borrowings under debt agreements	4,391,479	4,301,474	4,550,460
Payments toward debt agreements and capital lease obligations	(4,440,914)	(4,427,081)	(4,427,688)
Dividends paid to stockholders	(59,869)	(59,583)	(58,634)
Financing related costs	—	(9,300)	—
Bond issuance costs	—	(7,067)	(5,702)
Net proceeds from exercise of stock options and issuance of common stock under employee stock purchase plan	10,744	7,420	16,475
Treasury stock minimum tax withholding	(5,505)	(855)	(2,435)
Net proceeds from issuance of ordinary shares of certain subsidiaries	586	—	—
Bank overdraft of subsidiary	3,067	—	—
Excess tax benefit (shortage) of options exercised	132	(921)	12,524
Net cash (used in) provided by financing activities	(100,280)	(195,913)	85,000
Effect of exchange rate changes on cash	(18,816)	28,128	(10,984)
Net (decrease) increase in cash and cash equivalents	(131,943)	103,349	109,298
Cash and cash equivalents at beginning of fiscal year	876,272	772,923	663,625
Cash and cash equivalents at end of fiscal year	$ 744,329	$ 876,272	$ 772,923
Supplemental disclosure information:			
Interest paid, net of capitalized interest	$ 73,423	$ 81,641	$ 84,687
Income taxes paid, net of refunds received	$ 57,656	$ 73,302	$ 42,801

See accompanying notes to consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Jabil Circuit, Inc. (together with its subsidiaries, herein referred to as the "Company") is an independent provider of electronic manufacturing services and solutions. The Company provides comprehensive electronics design, production, product management and aftermarket services to companies in the aerospace, automotive, computing, consumer, defense, industrial, instrumentation, medical, networking, peripherals, solar, storage and telecommunications industries. The Company's services combine a highly automated, continuous flow manufacturing approach with advanced electronic design and design for manufacturability technologies. The Company is headquartered in St. Petersburg, Florida and has manufacturing operations in the Americas, Europe and Asia.

Significant accounting policies followed by the Company are as follows:

a. Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts and operations of the Company, and its wholly-owned and majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in preparing the consolidated financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring accruals) necessary to present fairly the information have been included. Certain amounts in the prior periods' financial statements have been reclassified to conform to current period presentation.

b. Use of Accounting Estimates

Management is required to make estimates and assumptions during the preparation of the consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements. They also affect the reported amounts of net income (loss). Actual results could differ materially from these estimates and assumptions.

c. Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of 90 days or less to be cash equivalents for consolidated financial statement purposes. Cash equivalents consist of investments in money market funds, municipal bonds and commercial paper with original maturities of 90 days or less. At August 31, 2010 and 2009 there were $55.0 million and $96.6 million of cash equivalents outstanding, respectively. Management considers the carrying value of cash and cash equivalents to be a reasonable approximation of market value given the short-term nature of these financial instruments.

d. Inventories

Inventories are stated at the lower of cost (the first in, first out (FIFO) method for manufacturing operations and the average method for aftermarket services operations) or market.

e. Property, Plant and Equipment, net

Property, plant and equipment is capitalized at cost and depreciated using the straight-line depreciation method over the estimated useful lives of the respective assets. Estimated useful lives for major classes of depreciable assets are as follows:

Asset Class	Estimated Useful Life
Buildings	35 years
Leasehold improvements	Shorter of lease term or useful life of the improvement
Machinery and equipment	5 to 10 years
Furniture, fixtures and office equipment	5 years
Computer hardware and software	3 to 7 years
Transportation equipment	3 years

Certain equipment held under capital leases is classified as property, plant and equipment and the related obligation is recorded as long-term lease obligations on the Consolidated Balance Sheets. Amortization of assets held under capital leases is included in depreciation expense in the Consolidated Statements of Operations. Maintenance and repairs are expensed as they are incurred. The cost and related accumulated depreciation of assets sold or retired are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations as a component of operating income (loss).

f. Goodwill and Other Intangible Assets

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over the estimated useful life of the asset. The Company tests goodwill for impairment at least annually or more frequently under certain circumstances, using a two-step method. The Company conducts this review during the fourth quarter of each fiscal year absent any triggering events. Furthermore, identifiable intangible assets that are determined to have indefinite useful economic lives are not amortized, but are separately tested for impairment at least annually, using a one-step fair value based approach or when certain indicators of impairment are present.

g. Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If the carrying amount of an asset is not recoverable, the Company recognizes an impairment loss based on the excess of the carrying amount of the long-lived asset over its respective fair value which is generally determined as the present value of estimated future cash flows or as the appraised value.

h. Revenue Recognition

The Company's net revenue is principally from the product sales of electronic equipment built to customer specifications. The Company also derives revenue to a lesser extent from aftermarket services, design services and excess inventory sales. Revenue from product sales and excess inventory sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recoverability is reasonably assured. Aftermarket service related revenue is recognized upon completion of the services. Design service related revenue is generally recognized upon completion and acceptance by the respective customer. The Company assumes no significant obligations after product shipment. Taxes that are collected from the Company's customers and remitted to governmental authorities are presented in the Company's Consolidated Statement of Operations on a net basis.

i. Accounts Receivable

Accounts receivable consist of trade receivables, note receivables and miscellaneous receivables. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Bad debts are charged to this allowance after all attempts to collect the balance are exhausted. Allowances of $13.9 million and $15.5 million were recorded at August 31, 2010 and 2009, respectively. As the financial condition and circumstances of the Company's customers change, adjustments to the allowance for doubtful accounts are made as necessary.

j. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date of the rate change. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing feasible tax planning strategies in assessing the need for the valuation allowance.

k. Earnings (Loss) Per Share

The following table sets forth the calculation of basic and diluted earnings (loss) per share (in thousands, except per share data).

	Fiscal Year Ended August 31,		
	2010	2009	2008
Numerator:			
Net income (loss) attributable to Jabil Circuit, Inc	$168,840	$(1,165,212)	$133,892
Denominator for basic and diluted earnings (loss) per share:			
Weighted-average common shares outstanding	209,418	207,002	205,275
Share-based payment awards classified as participating securities	4,914	—	4,530
Denominator for basic earnings (loss) per share	214,332	207,002	209,805
Dilutive common shares issuable under the employee stock purchase plan and upon exercise of stock options and stock appreciation rights	215	—	620
Dilutive unvested non-participating restricted stock awards	3,050	—	—
Denominator for diluted earnings (loss) per share	217,597	207,002	210,425
Earnings (loss) per common share:			
Basic	$ 0.79	$ (5.63)	$ 0.64
Diluted	$ 0.78	$ (5.63)	$ 0.64

For the fiscal year ended August 31, 2010, options to purchase 6,207,985 shares of common stock and 7,997,567 stock appreciation rights, respectively, were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive.

For the fiscal year ended August 31, 2009, no potential common shares relating to stock-based compensation awards have been included in the computation of diluted earnings per share as a result of the Company's net losses for the fiscal year. The Company excluded from the computation of diluted earnings per share 13,862,160 common

share equivalents, which consist of stock options and restricted stock awards, and 8,005,799 stock appreciation rights.

For the fiscal year ended August 31, 2008, options to purchase 7,215,482 shares of common stock were outstanding during the respective periods but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, their effect would have been anti-dilutive. 2,874,372 shares of performance-based, unvested common stock awards granted were not included in the calculation of earnings per share for the fiscal year ended August 31, 2008 because all the necessary conditions for vesting have not been satisfied. In addition, for the fiscal year ended August 31, 2008, 7,990,732 stock appreciation rights were not included in the calculation of diluted earnings per share because the shares considered repurchased with assumed proceeds were greater than the shares issuable or the exercise price was greater than the average market price; therefore, their effect would have been anti-dilutive.

l. Foreign Currency Transactions

For the Company's foreign subsidiaries that use a currency other than the U.S. dollar as their functional currency, the assets and liabilities are translated at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The effects of these translation adjustments are reported in other comprehensive income. Gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in operating income.

m. Fair Value of Financial Instruments

The Company discloses a fair-value hierarchy of inputs used to value an asset or a liability. The three levels of the fair-value hierarchy include: Level 1 — quoted market prices in active markets for identical assets and liabilities; Level 2 — inputs other than quoted market prices included in Level 1 above that are observable for the asset or liability, either directly or indirectly; and Level 3 — unobservable inputs for the asset or liability.

None of the Company's financial assets or liabilities are currently measured at fair value using significant unobservable inputs. The carrying amounts of cash and cash equivalents, trade accounts receivable, income taxes receivable, accounts payable, accrued expenses and income taxes payable approximate fair value because of the short-term nature of these financial instruments. Refer to Note 7 — "Notes Payable, Long-Term Debt and Long-Term Lease Obligations", Note 8 — "Postretirement and Other Employee Benefits", Note 13 — "Derivative Financial Instruments and Hedging Activities" and Note 14 — "Loss on Disposal of Subsidiaries" for disclosure surrounding the fair value of the Company's debt obligations, pension plan assets, derivative financial instruments and notes receivable, respectively.

n. Stock-Based Compensation

The Company recognizes compensation expense, reduced for estimated forfeitures, on a straight-line basis over the requisite service period of the award, which is generally the vesting period for outstanding stock awards. The Company recorded $104.6 million, $44.0 million, and $36.4 million of gross stock-based compensation expense, which is included in selling, general and administrative expenses in the Consolidated Statements of Operations for the fiscal years ended August 31, 2010, 2009 and 2008, respectively. The Company recorded tax effects related to the stock-based compensation expense of $1.9 million, $0.9 million, and $5.8 million which is included in income tax expense in the Consolidated Statements of Operations for the fiscal years ended August 31, 2010, 2009 and 2008, respectively. Included in the compensation expense recognized by the Company is $4.1 million, $4.8 million and $4.0 million related to the Company's employee stock purchase plan ("ESPP") in fiscal years 2010, 2009 and 2008, respectively. The Company capitalizes stock-based compensation costs related to awards granted to employees whose compensation costs are directly attributable to the cost of inventory. At August 31, 2010 and 2009, $0.2 million and $0.3 million, respectively of stock-based compensation costs were classified as inventories on the Consolidated Balance Sheets.

Cash received from exercises under all share-based payment arrangements, including the Company's ESPP, for the fiscal year ended August 31, 2010, 2009 and 2008 was $10.7 million, $7.4 million, and $16.5 million, respectively. The proceeds for the fiscal year ended August 31, 2010 and 2009 were offset by $5.5 million and $0.9 million, respectively, of restricted shares withheld by the Company to satisfy the minimum amount of its income tax withholding requirements. The market value of the restricted shares withheld was determined on the date that the restricted shares vested and resulted in the withholding of 351,968 shares and 109,180 shares of the Company's common stock during the 12 months ending August 31, 2010 and 2009, respectively. The amounts have been classified as treasury stock on the Consolidated Balance Sheets. The Company currently expects to satisfy share-based awards with registered shares available to be issued.

See Note 11 — "Stockholders' Equity" for further discussion of stock-based compensation expense.

o. Comprehensive Income (Loss)

Comprehensive income is the changes in equity of an enterprise except those resulting from stockholder transactions.

Accumulated other comprehensive income (loss) consists of the following (in thousands):

	August 31,	
	2010	2009
Foreign currency translation adjustment	$168,413	$238,706
Fair market value of derivative instruments, net of tax	(25,806)	(24,064)
Amortization of loss on hedge arrangements, net of tax	9,720	5,186
Actuarial loss, net of tax	(30,398)	(22,647)
Prior service cost, net of tax	133	(209)
	$122,062	$196,972

The actuarial loss and prior service cost recorded to accumulated other comprehensive income at August 31, 2010 are net of a tax benefit of $2.5 million and $46.0 thousand, respectively. The actuarial loss and prior service cost recorded to accumulated other comprehensive income at August 31, 2009 are net of a tax benefit of $2.6 million and $0.3 million, respectively. The cash flow hedge mark to market adjustment and related amortization of loss on hedge arrangements recorded to accumulated other comprehensive income during the fiscal years ended August 31, 2010 and 2009 is net of tax benefits of $14.6 million and $14.7 million, respectively.

p. Derivative Instruments

All derivative instruments are recorded on the balance sheets at their respective fair values. The Company does not intend to use derivative financial instruments for speculative purposes. Generally, if a derivative instrument is designated as a cash flow hedge, the change in the fair value of the derivative is recorded in other comprehensive income to the extent the derivative is effective, and recognized in the statement of operations when the hedged item affects earnings. If a derivative instrument is designated as a fair value hedge, the change in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Changes in fair value of derivatives that are not designated as hedges are recorded in operations. Refer to Note 13 — "Derivative Financial Instruments and Hedging Activities" for further discussion surrounding the Company's derivative instruments.

2. Trade Accounts Receivable Securitization and Sale Programs

a. Asset-Backed Securitization Program

In February 2004, the Company entered into an asset-backed securitization program with a bank, which originally provided for net cash proceeds at any one time of an amount up to $100.0 million on the sale of eligible

trade accounts receivable of certain foreign and domestic operations. Subsequent to fiscal year 2004, several amendments adjusted the net cash proceeds available at any one time under the securitization program to an amount of $270.0 million. The securitization program is accounted for as a sale. Under the agreement, the Company continuously sells a designated pool of trade accounts receivable to a wholly-owned subsidiary, which in turn sells an ownership interest in the receivables to a conduit, administered by an unaffiliated financial institution. This wholly-owned subsidiary is a separate bankruptcy-remote entity and its assets would be available first to satisfy the creditor claims of the conduit. As the receivables sold are collected, the Company is able to sell additional receivables up to the maximum permitted amount under the program. The securitization program requires compliance with several financial covenants including an interest coverage ratio and debt to EBITDA ratio, as defined in the securitization agreement, as amended. The securitization agreement, as amended on March 17, 2010, expires on March 16, 2011.

For each pool of eligible receivables sold to the conduit, the Company retains a percentage interest in the face value of the receivables, which is calculated based on the terms of the agreement. Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The Company is assessed a fee on the unused portion of the facility of 0.575% per annum based on the average daily unused aggregate capital during the period. Further, a usage fee on the utilized portion of the facility is equal to LIBOR plus 1.15% per annum (inclusive of the unused fee) on the average daily outstanding aggregate capital during the immediately preceding calendar month. The investors and the securitization conduit have no recourse to the Company's assets for failure of debtors to pay when due.

The Company continues servicing the receivables sold. No servicing asset is recorded at the time of sale because the Company does not receive any servicing fees from third parties or other income related to servicing the receivables. The Company does not record any servicing liability at the time of sale as the receivable collection period is relatively short and the costs of servicing the receivables sold over the servicing period are not significant. Servicing costs are recognized as incurred over the servicing period.

At August 31, 2010, the Company had sold $419.8 million of eligible trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, the Company received cash proceeds of $194.7 million and retained an interest in the receivables of approximately $225.1 million. In connection with the securitization program, the Company recognized pretax losses on the sale of receivables of approximately $3.6 million, $5.3 million and $11.9 million during the fiscal years ended August 31, 2010, 2009 and 2008, respectively, which are recorded in other expense in the Consolidated Statements of Operations.

b. Foreign Asset-Backed Securitization Program

In April 2008, the Company entered into an asset-backed securitization program with a bank conduit which originally provided for net borrowings available at any one time of an amount up to $200.0 million. Subsequent to fiscal year 2008, certain amendments have adjusted the net borrowing available at any one time to $100.0 million. In connection with the securitization program certain of its foreign subsidiaries sell, on an ongoing basis, an undivided interest in designated pools of trade accounts receivable to a special purpose entity, which in turn borrows up to $100.0 million from the bank conduit to purchase those receivables and in which it grants security interests as collateral for the borrowings. The securitization program is accounted for as a borrowing. The loan balance is calculated based on the terms of the securitization program agreements. The securitization program requires compliance with several covenants including a limitation on certain corporate actions such as mergers, consolidations and sale of substantially all assets. The Company pays interest at designated commercial paper rates plus a spread. The securitization program, as amended on March 18, 2010, expires on March 17, 2011.

At August 31, 2010 and 2009, the Company had $71.4 million and $125.3 million, respectively, of debt outstanding under the program. In addition, the Company incurred interest expense of $2.1 million, $3.9 million and $2.8 million recorded in the Consolidated Statements of Operations during the 12 months ended August 31, 2010, 2009 and 2008, respectively.

c. *Trade Accounts Receivable Factoring Agreements*

In October 2004, the Company entered into an agreement with an unrelated third-party for the factoring of specific trade accounts receivable of a foreign subsidiary. The factoring of trade accounts receivable under this agreement is accounted for as a sale. Under the terms of the factoring agreement, the Company transfers ownership of eligible trade accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the account less a discount. The discount is recorded as a loss in the Consolidated Statements of Operations in the period of the sale. The factoring agreement was extended in March 2010 and expires on September 30, 2010.

The receivables sold pursuant to this factoring agreement are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The Company continues to service, administer and collect the receivables sold under this program. The third-party purchaser has no recourse to the Company's assets for failure of debtors to pay when due.

At August 31, 2010, the Company had sold $14.3 million of trade accounts receivable, which represents the face amount of total outstanding receivables at that date. In exchange, the Company received cash proceeds of $14.2 million. The resulting loss on the sale of trade accounts receivable sold under this factoring agreement was $0.1 million, $0.1 million, and $0.2 million for the fiscal years ended August 31, 2010, 2009 and 2008, respectively.

In July 2007 and August 2009, the Company entered into separate agreements with unrelated third parties (the "Purchasers") for the factoring of specific trade accounts receivable of another foreign subsidiary. The factoring of trade accounts receivable under these agreements did not meet the criteria for recognition as a sale. Under the terms of the agreements, the Company transferred ownership of eligible trade accounts receivable to the Purchasers in exchange for cash; however, as the transaction did not qualify as a sale, the relating trade accounts receivable were included in the Company's Consolidated Balance Sheets until the cash was received by the Purchasers from the Company's customer for the trade accounts receivable. This program was transferred in connection with the Company's divestiture of its French and Italian subsidiaries, and therefore, no liability is recorded on the Consolidated Balance Sheets at August 31, 2010. The Company had an outstanding liability of approximately $1.5 million on the Consolidated Balance Sheets at August 31, 2009 related to these agreements.

d. *Trade Accounts Receivable Sale Programs*

In May 2010, the Company entered into an uncommitted accounts receivable sale agreement with a bank which allows the Company and certain of its subsidiaries to elect to sell and the bank to elect to purchase at a discount, on an ongoing basis, up to a maximum of $150.0 million of specific trade accounts receivable at any one time. The program is accounted for as a sale. Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The Company paid an arrangement fee upon the initial sale and pays a transaction fee each month over the term of the agreement which fees are recorded to other expense in the Consolidated Statements of Operations. The sale program expires on May 25, 2011.

In August 2010, the Company entered into an additional uncommitted accounts receivable sale agreement with a bank which allows the Company and certain of its subsidiaries to elect to sell and the bank to elect to purchase at a discount, on an ongoing basis, up to a maximum of $75.0 million of specific trade accounts receivable at any one time. The program is accounted for as a sale. Net receivables sold under this program are excluded from trade accounts receivable on the Consolidated Balance Sheets and are reflected as cash provided by operating activities on the Consolidated Statements of Cash Flows. The sale program expires on August 24, 2011.

The Company continues servicing the receivables sold under each trade accounts receivable sale programs. No servicing asset or liability is recorded at the time of sale as the Company has determined the servicing fee earned is at a market rate. Servicing costs are recognized as incurred over the servicing period.

At August 31, 2010, the Company had sold $301.6 million of trade accounts receivable under these programs. In exchange, the Company received cash proceeds of $301.4 million. The resulting loss on the sale of trade accounts

receivable was $0.2 million for the fiscal year ended August 31, 2010, which was recorded to other expense in the Consolidated Statements of Operations.

3. Inventories

Inventories consist of the following (in thousands):

	August 31,	
	2010	2009
Raw materials	$1,509,886	$ 878,739
Work in process	390,069	208,266
Finished goods	194,180	139,651
	$2,094,135	$1,226,656

4. Income Taxes

Income tax expense amounted to $76.5 million, $160.9 million, and $25.1 million for the fiscal years ended August 31, 2010, 2009 and 2008, respectively (an effective rate of 30.9%, (16.0)%, and 16.0%, respectively). The actual expense differs from the "expected" tax (benefit) expense (computed by applying the U.S. federal corporate tax rate of 35% to income (loss) before income taxes and minority interest) as follows (in thousands):

	Fiscal Year Ended August 31,		
	2010	2009	2008
Computed "expected" tax expense (benefit)	$ 86,543	$(351,797)	$ 55,018
State taxes, net of federal benefit	(1,557)	(7,134)	863
Federal effect of state net operating losses and tax credits	215	454	88
Impact of foreign tax rates	(63,450)	64,637	(58,756)
Permanent impact of non-deductible cost	9,116	12,214	18,205
Income tax credits	(7,863)	39	(6,466)
Changes in tax rates on deferred tax assets and liabilities	5,020	24,123	1,521
Valuation allowance	19,474	307,938	3,673
Equity compensation	9,317	7,501	6,168
Impact of intercompany charges	25,748	19,271	9,290
Non-taxable income	(179)	(800)	(7,797)
Permanent impact of non-deductible goodwill	—	94,562	—
Other, net	(5,883)	(10,110)	3,312
Provision for income taxes	$ 76,501	$ 160,898	$ 25,119
Effective tax rate	30.9%	(16.0)%	16.0%

The domestic and foreign components of income (loss) before taxes and minority interest were composed of the following for the fiscal years ended August 31 (in thousands):

	Fiscal Year Ended August 31,		
	2010	2009	2008
U.S.	$(115,657)	$ (330,043)	$ (14,322)
Foreign	362,924	(675,090)	171,515
	$ 247,267	$(1,005,133)	$157,193

The components of income taxes for the fiscal years ended August 31, 2010, 2009 and 2008 were as follows (in thousands):

Fiscal Year Ended August 31,	Current	Deferred	Total
2010: U.S. — Federal	$ 5,845	$ (2,273)	$ 3,572
U.S. — State	2,040	97	2,137
Foreign	66,285	4,507	70,792
	$74,170	$ 2,331	$ 76,501
2009: U.S. — Federal	$ (1,439)	$ 71,438	$ 69,999
U.S. — State	453	14,310	14,763
Foreign	59,509	16,627	76,136
	$58,523	$102,375	$160,898
2008: U.S. — Federal	$23,029	$ (12,747)	$ 10,282
U.S. — State	2,537	(917)	1,620
Foreign	66,625	(53,408)	13,217
	$92,191	$ (67,072)	$ 25,119

The Company has been granted tax incentives for its Brazilian, Chinese, Hungarian, Malaysian, Polish, Singaporean and Vietnamese subsidiaries. The material tax incentives expire through 2020 and are subject to certain conditions with which the Company expects to comply. These subsidiaries generated income during the fiscal years ended August 31, 2010, 2009 and 2008, resulting in a tax benefit of approximately $48.3 million ($0.23 per basic share), $25.7 million ($0.12 per basic share) and $48.7 million ($0.24 per basic share), respectively.

For the year ended August 31, 2010, the Company recorded $3.3 million of income tax expense related to withholding taxes on an anticipated repatriation of approximately $33.0 million between foreign subsidiaries. The Company does not anticipate any U.S. income taxes on the earnings repatriation. The one-time repatriation of earnings does not change the Company's intentions to indefinitely reinvest the remaining income from its foreign subsidiaries. The aggregate undistributed earnings of the Company's foreign subsidiaries for which no deferred tax liability has been recorded is approximately $800.0 million as of August 31, 2010. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	Fiscal Year Ended August 31,	
	2010	2009
Deferred tax assets:		
Net operating loss carry forward	$ 193,865	$ 223,489
Trade accounts receivable, principally due to allowance for doubtful accounts	8,265	8,652
Inventories, principally due to reserves and additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	2,743	7,231
Compensated absences, principally due to accrual for financial reporting purposes	6,463	5,807
Accrued expenses, principally due to accrual for financial reporting purposes	34,269	56,981
Property, plant and equipment, principally due to differences in depreciation and amortization	21,765	37,538
Foreign tax credits	9,737	8,744
Equity compensation — U.S.	60,394	34,568
Equity compensation — Foreign	6,884	5,096
Cash flow hedges	11,713	13,362
Intangible assets	88,608	91,682
Other	15,196	21,149
Total gross deferred tax assets	459,902	514,299
Less valuation allowance	(375,301)	(433,781)
Net deferred tax assets	$ 84,601	$ 80,518
Deferred tax liabilities:		
Foreign currency gains and losses	—	257
Other	12,853	7,733
Deferred tax liabilities	$ 12,853	$ 7,990

Net current deferred tax assets were $18.1 million and $27.0 million at August 31, 2010 and 2009, respectively, and the net non-current deferred tax assets were $53.6 million and $45.5 million at August 31, 2010 and 2009, respectively.

The net change in the total valuation allowance for the fiscal years ended August 31, 2010 and 2009 was $(58.5) million and $312.8 million, respectively. In addition, at August 31, 2010, the Company had gross tax effected net operating loss carry forwards for federal, state and foreign income tax purposes of approximately $89.3 million, $11.8 million, and $96.9 million, respectively, which are available to reduce future taxes, if any. These net operating loss carry forwards expire through the year 2029. The Company has gross state tax credits and federal foreign tax credits of $1.5 million and $9.7 million, respectively, for state and federal carry forwards, which are available to reduce future taxes, if any. The state tax credits expire through the year 2017. Of the federal foreign tax credits, $2.6 million expire through 2020, and the years of expiration for the remaining $7.1 million cannot yet be determined.

Based on the Company's historical operating income (loss), projection of future taxable income, scheduled reversal of taxable temporary differences, and tax planning strategies, management believes that it is more likely than not that the Company will realize the benefit of its net deferred tax assets, net of valuation allowances recorded.

At August 31, 2009, the Company had $79.6 million in unrecognized tax benefits, the recognition of which would have an effect of $66.0 million on the effective tax rate under the current guidance. Through August 31, 2010, the Company recognized $1.5 million of additional unrecognized tax benefits, for a total of $78.1 million in unrecognized tax benefits, the recognition of which would have an effect of $71.5 million on the effective tax rate under the current guidance.

A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits during the fiscal year ended August 31, 2010 is as follows (in thousands):

	Amount
Balance at August 31, 2009	$ 79,576
Additions for tax positions of prior years	4,931
Reductions for tax positions of prior years	(11,669)
Additions for tax positions related to current year	18,249
Cash settlements	(3,103)
Reductions from lapses in statutes of limitations	(4,184)
Reductions from settlements with taxing authorities	(4,450)
Foreign exchange rate adjustment	(1,210)
Balance at August 31, 2010	$ 78,140

Included in the balance of unrecognized tax benefits at August 31, 2010 and August 31, 2009 is $4.6 million and $17.5 million, respectively, for which it is reasonably possible that the total amounts could significantly change during the next 12 months. These amounts at August 31, 2010 and August 31, 2009, primarily relate to possible adjustments for transfer pricing, tax holidays, and certain inclusions in taxable income, and include $0.5 million and $3.3 million, respectively, in possible cash payments, and $4.1 million and $14.2 million, respectively, related to the settlement of audits not involving cash payments and the expiration of applicable statutes of limitation.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for fiscal years before August 31, 2003.

The Company records the liability for the unrecognized tax benefits as a long term income tax liability on the Consolidated Balance Sheets unless cash settlement is expected in the next 12 months.

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. At August 31, 2009, the Company's accrued interest and penalties were approximately $8.4 million and $9.2 million, respectively. Through August 31, 2010, the Company's accrued interest increased by $1.3 million and penalties decreased by $0.4 million.

The Internal Revenue Service ("IRS") completed its field examination of the Company's tax returns for the fiscal years 2003 through 2005 and issued a Revenue Agent's Report ("RAR") on April 30, 2010 proposing adjustments primarily related to: (1) certain costs that the Company treated as corporate expenses and that the IRS proposes be charged out to its foreign affiliates and (2) certain purported intangible values the IRS felt were transferred to certain of the Company's foreign subsidiaries free of charge. If the IRS ultimately prevails in its positions, the Company's additional income tax payment due for the fiscal years 2003 through 2005 would be approximately $70.2 million before utilization of any tax attributes arising in periods subsequent to fiscal year 2005. In addition, the IRS will likely make similar claims in future audits with respect to these types of transactions (at this time, determination of the additional income tax due for these later years is not practicable). Also, the IRS has proposed interest and penalties on the Company with respect to fiscal years 2003 through 2005 and the Company anticipates the IRS may seek to impose interest and penalties in subsequent years with respect to the same types of issues.

The Company disagrees with the proposed adjustments and intends to vigorously contest this matter through applicable IRS and judicial procedures, as appropriate. As the final resolution of the proposed adjustments remains uncertain, the Company continues to provide for the uncertain tax position based on the more likely than not standards. Accordingly, the Company did not record any significant additional tax liabilities related to this RAR on the Consolidated Balance Sheets for the 12 months ended August 31, 2010. While the resolution of the issues may result in tax liabilities, interest and penalties, which are significantly higher than the amounts provided for this matter, management currently believes that the resolution will not have a material effect on the Company's financial position or liquidity. Despite this belief, an unfavorable resolution, particularly if the IRS successfully asserts similar claims for later years, could have a material effect on the Company's results of operations and financial condition (particularly in the quarter in which any adjustment is recorded or any tax is due or paid).

5. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	August 31,	
	2010	2009
Land and improvements	$ 98,826	$ 103,202
Buildings	571,887	592,397
Leasehold improvements	124,509	122,245
Machinery and equipment	1,365,450	1,241,506
Furniture, fixtures and office equipment	93,049	92,840
Computer hardware and software	355,641	337,305
Transportation equipment	8,244	8,457
Construction in progress	593	11,542
	2,618,199	2,509,494
Less accumulated depreciation and amortization	1,166,807	1,131,765
	$1,451,392	$1,377,729

Depreciation expense of approximately $257.4 million, $261.0 million, and $239.0 million was recorded for the fiscal years ended August 31, 2010, 2009 and 2008, respectively.

During the fiscal year ended August 31, 2010, the Company did not capitalize any interest related to constructed facilities. During the fiscal years ended August 31, 2009 and 2008, the Company capitalized approximately $22.0 thousand, and $4.8 million, respectively, in interest related to constructed facilities.

Maintenance and repair expense was approximately $81.8 million, $70.8 million, and $69.6 million for the fiscal years ended August 31, 2010, 2009 and 2008, respectively.

6. Goodwill and Other Intangible Assets

The Company performs a goodwill impairment analysis using the two-step method on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of goodwill is measured at the reporting unit level, which the Company has determined to be consistent with its operating segments, by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. The Company consistently determines the fair market value of its reporting units based on an average weighting of both projected discounted future results and the use of comparative market multiples. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of loss, if any.

The Company completed its annual impairment test for goodwill during the fourth quarter of fiscal year 2010 and determined the fair value of the reporting units is substantially in excess of the carrying values and that no impairment existed as of the date of the impairment test.

Based upon a combination of factors, including a significant and sustained decline in the Company's market capitalization below the Company's carrying value, the deteriorating macro-economic environment, which resulted in a significant decline in customer demand, and the illiquidity in the overall credit markets, the Company concluded that sufficient indicators of impairment existed and accordingly performed an interim goodwill impairment analysis, during the first quarter and again in the second quarter of fiscal year 2009. As a result of those analyses, the Company determined that the goodwill related to the Consumer and EMS reporting units were fully impaired and recorded a non-cash goodwill impairment charge of approximately $1.0 billion during the 12 months ended August 31, 2009. After recognition of the non-cash goodwill impairment charge, no goodwill remained with either the Consumer or EMS reporting units.

The following table presents the changes in goodwill allocated to the Company's reportable segments during the year ended August 31, 2010 (in thousands):

	August 31, 2009				August 31, 2010		
Reportable Segment	Gross Balance	Accumulated Impairment Balance	Acquisitions	Foreign Currency Impact	Gross Balance	Accumulated Impairment Balance	Net Balance
EMS	$ 622,414	$ (622,414)	$3,800	$ —	$ 626,214	$ (622,414)	$ 3,800
Consumer	400,407	(400,407)	—	—	400,407	(400,407)	—
AMS	25,120	—	—	(465)	24,655	—	24,655
Total	$1,047,941	$(1,022,821)	$3,800	$(465)	$1,051,276	$(1,022,821)	$28,455

The following table presents the changes in goodwill allocated to the Company's reportable segments during the fiscal year ended August 31, 2009 (in thousands):

	August 31, 2008					August 31, 2009		
Reportable Segment	Gross Balance	Accumulated Impairment Balance	Adjustments	Foreign Currency Impact	Impairment Charge	Gross Balance	Accumulated Impairment Balance	Net Balance
EMS	$ 671,616	$—	$ (302)	$(48,900)	$ (622,414)	$ 622,414	$ (622,414)	$ —
Consumer	423,059	—	414	(23,066)	(400,407)	400,407	(400,407)	—
AMS	24,435	—	1,385	(700)	—	25,120	—	25,120
Total	$1,119,110	$—	$1,497	$(72,666)	$(1,022,821)	$1,047,941	$(1,022,821)	$25,120

During the third quarter of fiscal year 2010, the Company acquired a majority interest in a newly formed venture to provide outsourced manufacturing products that contain some combination of metal chassis, rack, machine components, precision metal finishing and electro-mechanical assembly. As a result of this transaction, the Company has recognized $3.8 million in additional goodwill, as well as $4.8 million in noncontrolling interests on the Consolidated Balance Sheets.

Intangible assets consist primarily of contractual agreements and customer relationships, which are being amortized on a straight-line basis over periods of up to 10 years, intellectual property which is being amortized on a straight-line basis over a period of up to five years and a trade name which has an indefinite life. The Company completed its annual impairment test for its indefinite-lived intangible asset during the fourth quarter of fiscal year 2010 and determined that no impairment existed as of the date of the impairment test. As a result of the impairment indicators described above, during the first quarter and again in the second quarter of fiscal year 2009, the Company evaluated its trade name for impairment by comparing the discounted estimates of future revenue projections to its carrying value and determined that there was no impairment. Significant judgments inherent in this analysis included assumptions regarding appropriate revenue growth rates, discount rates and royalty rates. No significant

residual value is estimated for the amortizable intangible assets. The value of the Company's intangible assets purchased through business acquisitions is principally determined based on valuations of the net assets acquired. The following tables present the Company's total purchased intangible assets at August 31, 2010 and August 31, 2009 (in thousands):

August 31, 2010	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual agreements and customer relationships	$ 83,746	$ (43,698)	$ 40,048
Intellectual property	85,166	(68,989)	16,177
Trade names	47,888	—	47,888
Total	$216,800	$(112,687)	$104,113

August 31, 2009	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contractual agreements and customer relationships	$ 99,583	$(46,313)	$ 53,270
Intellectual property	83,729	(52,459)	31,270
Trade names	46,628	—	46,628
Total	$229,940	$(98,772)	$131,168

The weighted-average amortization period for aggregate net intangible assets at August 31, 2010 is 7.3 years, which includes a weighted-average amortization period of 9.5 years for net contractual agreements and customer relationships and a weighted-average amortization period of 4.8 years for net intellectual property.

Intangible asset amortization for fiscal years 2010, 2009 and 2008 was approximately $25.9 million, $31.0 million, and $37.3 million, respectively. The decrease in the gross carrying amount of the Company's purchased intangible assets at August 31, 2010 was primarily the result of the write-off of certain fully amortized intangible assets. The estimated future amortization expense is as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2011	$20,912
2012	12,779
2013	8,697
2014	7,596
2015	4,741
Thereafter	1,500
Total	$56,225

7. Notes Payable, Long-Term Debt and Long-Term Lease Obligations

Notes payable, long-term debt and long-term lease obligations outstanding at August 31, 2010 and 2009 are summarized below (in thousands).

	August 31, 2010	August 31, 2009
5.875% Senior Notes due 2010(a)	$ —	$ 5,064
7.750% Senior Notes due 2016(b)	301,782	300,063
8.250% Senior Notes due 2018(c)	397,140	396,758
Short-term factoring debt(d)	—	1,468
Borrowings under credit facilities(e)	73,750	21,313
Borrowings under loans(f)	342,380	384,485
Securitization program obligations(g)	71,436	125,291
Miscellaneous borrowings	8	6
Total notes payable, long-term debt and long-term lease obligations	$1,186,496	$1,234,448
Less current installments of notes payable, long-term debt and long-term lease obligations	167,566	197,575
Notes payable, long-term debt and long-term lease obligations, less current installments	$1,018,930	$1,036,873

The $400.0 million of 8.250% Senior Notes and $312.0 million of 7.750% Senior Notes outstanding are carried at cost. The estimated fair value of these senior debentures was approximately $434.0 million and $335.4 million at August 31, 2010, respectively. The estimated fair value of these senior debentures was approximately $395.0 million and $306.5 million at August 31, 2009, respectively. The fair value is based upon non-binding market quotes that are corroborated by observable market data (Level 2 criteria).

(a) During the fourth quarter of fiscal year 2003, the Company issued a total of $300.0 million, seven-year, publicly-registered 5.875% Senior Notes (the "5.875% Senior Notes") at 99.803% of par, resulting in net proceeds of approximately $297.2 million. During the fourth quarter of fiscal year 2009, the Company repurchased $294.9 million in aggregate principal amount of the 5.875% Senior Notes, pursuant to a public cash tender offer, in which it also paid an early tender premium, accrued interest and associated fees and expenses. The extinguishment of the validly tendered 5.875% Senior Notes resulted in a charge of $10.5 million which was recorded to other expense in the Consolidated Statements of Operations for the 12 months ended August 31, 2009.

The 5.875% Senior Notes matured on July 15, 2010, and, at that time, the outstanding balance was fully paid.

(b) During the fourth quarter of fiscal year 2009, the Company issued a total of $312.0 million, seven-year, publicly-registered 7.750% Senior Notes at 96.1% of par, resulting in net proceeds of approximately $300.0 million. The 7.750% Senior Notes mature on July 15, 2016 and pay interest semiannually on January 15 and July 15. Also, the 7.750% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations. The Company is subject to covenants such as limitations on the Company's and/or the Company's subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company's assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant regarding its repurchase of the 7.750% Senior Notes upon a "change of control repurchase event."

(c) During the second and third quarters of fiscal year 2008, the Company issued $250.0 million and $150.0 million, respectively, of ten-year, unregistered 8.250% notes at 99.965% of par and 97.5% of par, respectively, resulting in net proceeds of approximately $245.7 million and $148.5 million, respectively. On July 18, 2008,

the Company completed an exchange whereby all of the outstanding unregistered 8.250% Notes were exchanged for registered 8.250% Notes (collectively the "8.250% Senior Notes") that are substantially identical to the unregistered notes except that the 8.250% Senior Notes are registered under the Securities Act and do not have any transfer restrictions, registration rights or rights to additional special interest.

The 8.250% Senior Notes mature on March 15, 2018 and pay interest semiannually on March 15 and September 15. The interest rate payable on the 8.250% Senior Notes is subject to adjustment from time to time if the credit ratings assigned to the 8.250% Senior Notes increase or decrease, as provided in the 8.250% Senior Notes. The 8.250% Senior Notes are the Company's senior unsecured obligations and rank equally with all other existing and future senior unsecured debt obligations.

The Company is subject to covenants such as limitations on the Company's and/or the Company's subsidiaries' ability to: consolidate or merge with, or convey, transfer or lease all or substantially all of the Company assets to, another person; create certain liens; enter into sale and leaseback transactions; create, incur, issue, assume or guarantee any funded debt (which only applies to the Company's "restricted subsidiaries"); and guarantee any of the Company's indebtedness (which only applies to the Company's subsidiaries). The Company is also subject to a covenant regarding our repurchase of the 8.250% Senior Notes upon a "change of control repurchase event."

During the fourth quarter of fiscal year 2007, the Company entered into forward interest rate swap transactions to hedge the fixed interest rate payments for an anticipated debt issuance. The swaps were accounted for as a cash flow hedge. The notional amount of the swaps was $400.0 million. Concurrently with the pricing of the first $250.0 million of the 8.250% Senior Notes, the Company settled $250.0 million of the swaps by its payment of $27.5 million. The Company also settled the remaining $150.0 million of swaps during the second quarter of fiscal year 2008 by its payment of $15.6 million. As a result, the Company settled the amount recognized as a current liability on the Consolidated Balance Sheets. The Company also recorded $0.7 million to interest expense (as ineffectiveness) in the Consolidated Statements of Operations during the three months ended February 29, 2008, with the remainder recorded in accumulated other comprehensive income, net of taxes, on the Company Consolidated Balance Sheets. On May 19, 2008, the Company issued the remaining $150.0 million of 8.250% Senior Notes and recorded no additional interest expense (as ineffectiveness) in the Consolidated Statements of Operations. The effective portion of the swaps remaining on the Company Consolidated Balance Sheets will be amortized to interest expense in the Company's Consolidated Statements of Operations over the life of the 8.250% Senior Notes.

(d) During the fourth quarter of fiscal year 2007 and the fourth quarter of fiscal year 2009, the Company entered into separate agreements with unrelated third parties for the factoring of specific trade accounts receivable of a foreign subsidiary. The factoring of trade accounts receivable under these agreements did not meet the criteria for recognition as a sale. Under the terms of these agreements, the Company transferred ownership of eligible trade accounts receivable to the third party purchasers in exchange for cash, however, as these transactions did not qualify as a sale, the relating trade accounts receivable were included on the Consolidated Balance Sheets until the cash was received by the purchasers from its customer for the trade accounts receivable. This program was transferred in connection with the Company's French and Italian subsidiaries, and therefore, no liability is recorded on the Consolidated Balance Sheets at August 31, 2010. The Company had an outstanding liability of approximately $1.5 million on the Consolidated Balance Sheets at August 31, 2009 related to these agreements.

(e) As of August 31, 2010, two of the Company's foreign subsidiaries have entered into credit facilities to finance their future growth and any corresponding working capital needs. The credit facilities are denominated in U.S. dollars. The credit facilities incur interest at fixed and variable rates from 1.82% to 4.15% with $73.8 million outstanding at August 31, 2010.

(f) During the third quarter of fiscal year 2005, the Company negotiated a five-year, 400.0 million Indian rupee construction loan for an Indian subsidiary with an Indian branch of a global bank. Under the terms of the loan, the Company pays interest on outstanding borrowings based on a fixed rate of 7.45%. The construction loan expired on April 15, 2010 and was fully repaid.

During the third quarter of fiscal year 2005, the Company negotiated a five-year, 25.0 million Euro construction loan for a Hungarian subsidiary with a Hungarian branch of a global bank. Under the terms of the loan facility, the Company pays interest on outstanding borrowings based on the Euro Interbank Offered Rate plus a spread of 0.925%. Quarterly principal repayments began in September 2006 to repay the amount of proceeds drawn under the construction loan. The construction loan expired on April 13, 2010 and was fully repaid.

During the second quarter of fiscal year 2007, the Company entered into a three-year loan agreement to borrow $20.3 million from a software vendor in connection with various software licenses that the Company purchased from it. The software licenses were capitalized and were being amortized over a three-year period. The loan agreement was non-interest bearing and payments were due quarterly through October 2009, when the loan agreement was terminated.

Through the acquisition of a Taiwanese subsidiary in fiscal year 2007, the Company assumed certain liabilities, including short and long-term debt obligations totaling approximately $102.2 million at the date of acquisition. At August 31, 2010, there were no amounts outstanding under the credit facility.

During the fourth quarter of fiscal year 2007, the Company entered into the five-year Credit Facility. This agreement provides for a revolving credit portion in the initial amount of $800.0 million, subject to potential increases up to $1.0 billion, and provides for a term portion in the amount of $400.0 million. Some or all of the lenders under the Credit Facility and their affiliates have various other relationships with the Company and its subsidiaries involving the provision of financial services, including cash management, loans, letter of credit and bank guarantee facilities, investment banking and trust services. The Company, along with some of its subsidiaries, has entered into foreign exchange contracts and other derivative arrangements with certain of the lenders and their affiliates. In addition, many, if not most, of the agents and lenders under the Credit Facility held positions as agent and/or lender under the Company's old revolving credit facility and the $1.0 billion, 364-day senior unsecured bridge loan facility, that was entered into on December 21, 2006, amended on December 20, 2007 and terminated on February 13, 2008. The revolving credit portion of the Credit Facility terminates on July 19, 2012, and the term loan portion of the Credit Facility requires payments of principal in annual installments of $20.0 million each, with a final payment of the remaining principal due on July 19, 2012. Interest and fees on Credit Facility advances are based on the Company's unsecured long-term indebtedness rating as determined by S&P and Moody's. Interest is charged at a rate equal to either 0% to 0.75% above the base rate or 0.375% to 1.75% above the Eurocurrency rate, where the base rate represents the greater of Citibank, N.A.'s prime rate or 0.50% above the federal funds rate, and the Eurocurrency rate represents the applicable London Interbank Offered Rate, each as more fully defined in this credit agreement. Fees include a facility fee based on the revolving credit commitments of the lenders, a letter of credit fee based on the amount of outstanding letters of credit, and a utilization fee to be added to the revolving credit interest rate and any letter of credit fee during any period when the aggregate amount of outstanding advances and letters of credit exceeds 50% of the total revolving credit commitments of the lenders. Based on the Company's current senior unsecured long-term indebtedness rating as determined by S&P and Moody's, the current rate of interest (including the applicable facility and utilization fee) on a full draw under the revolving credit would be 0.275% above the base rate or 0.875% above the Eurocurrency rate, and the current rate of interest on the term portion would be the base rate or 0.875% above the Eurocurrency rate. The Company, along with its subsidiaries, is subject to the following financial covenants: (1) a maximum ratio of (a) Debt (as defined in the credit agreement) to (b) Consolidated EBITDA (as defined in the credit agreement) and (2) a minimum ratio of (a) Consolidated EBITDA to (b) interest payable on, and amortization of debt discount in respect of, debt and loss on sales of trade accounts receivables pursuant to the Company's securitization program. In addition, the Company is subject to other covenants, such as: limitation upon liens; limitation upon mergers, etc; limitation upon accounting changes; limitation upon subsidiary debt; limitation upon sales, etc of assets; limitation upon changes in nature of business; payment restrictions affecting subsidiaries; compliance with laws, etc; payment of taxes, etc; maintenance of insurance; preservation of corporate existence, etc; visitation rights; keeping of books; maintenance of properties, etc; transactions with affiliates; and reporting requirements (collectively referred to herein as "Restrictive Financial Covenants"). During the 12 months ended August 31, 2010, the

Company borrowed $3.9 billion against the revolving credit portion of the Credit Facility. These borrowings were repaid in full during fiscal year 2010. A draw in the amount of $400.0 million has been made under the term portion of the Credit Facility and $340.0 million remains outstanding at August 31, 2010.

In addition to the loans described above, at August 31, 2010, the Company has additional loans outstanding to fund working capital needs. These additional loans total approximately $2.4 million and are denominated in Euros. The loans are due and payable within 12 months and are classified as short-term on the Consolidated Balance Sheets.

(g) During the third quarter of fiscal year 2008, the Company entered into a foreign asset-backed securitization program with a bank conduit. In connection with the foreign securitization program certain of the Company's foreign subsidiaries sell, on an ongoing basis, an undivided interest in designated pools of trade accounts receivable to a special purpose entity, which in turn borrows up to $100.0 million from the bank conduit to purchase those receivables and in which it grants security interests as collateral for the borrowings. The securitization program is accounted for as a borrowing. The loan balance is calculated based on the terms of the securitization program agreements. The foreign securitization program requires compliance with several covenants including a limitation on certain corporate actions such as mergers, consolidations and sale of substantially all assets. The Company is assessed a monthly fee based on the maximum facility limit and, in addition, pay interest based on LIBOR plus a spread. The foreign securitization program expires on March 17, 2011. At August 31, 2010, the Company had $71.4 million of debt outstanding under the program. In addition, the Company incurred interest expense of $2.1 million, $3.9 million and $2.8 million recorded in the Consolidated Statements of Operations during the 12 months ended August 31, 2010, 2009 and 2008, respectively.

Debt maturities as of August 31, 2010 for the next five years and thereafter are as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2011	$ 167,566
2012	320,007
2013	1
2014	0
2015	0
Thereafter	698,922
Total	$1,186,496

8. Postretirement and Other Employee Benefits

Postretirement Benefits

During the first quarter of fiscal year 2002, the Company established a defined benefit pension plan for all permanent employees of Jabil Circuit UK Limited. This plan was established in accordance with the terms of the business sale agreement with Marconi Communications plc ("Marconi"). The benefit obligations and plan assets from the terminated Marconi plan were transferred to the newly established defined benefit plan. The plan, which is closed to new participants, provides benefits based on average employee earnings over a three-year service period preceding retirement. The Company's policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in U.K. employee benefit and tax laws plus such additional amounts as are deemed appropriate by the Company. Plan assets are held in trust and consist of equity and debt securities as detailed below.

As a result of acquiring various operations in Austria, Germany, Japan, The Netherlands, Poland, and Taiwan, the Company assumed primarily unfunded retirement benefits to be paid based upon years of service and compensation at retirement. All permanent employees meeting the minimum service requirement are eligible to participate in the plans.

There are no domestic pension or post-retirement benefit plans maintained by the Company.

The Company is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

The Company is also required to measure the funded status of a plan as of the date of its year-end statement of financial position. The measurement requirement became effective for the Company during fiscal year 2009. Prior to fiscal year 2009, the Company used a May 31 measurement date for substantially all of the above referenced plans, with the exception of the Jabil Circuit UK Limited plan, which used a June 30 measurement date. The measurement date change had an impact on accumulated other comprehensive loss of $0.1 million at August 31, 2009.

a. Benefit Obligations

The following table provides a reconciliation of the change in the benefit obligations for the plans described above (in thousands):

	Pension Benefits	
	2010	2009
Beginning benefit obligation	$129,603	$135,190
Service cost	1,389	1,759
Interest cost	5,681	6,779
Impact of the change in measurement date	—	820
Actuarial loss	12,791	3,636
Curtailment gain	—	(5,456)
Total benefits paid	(4,410)	(6,573)
Plan participant contribution	66	83
Amendments	242	—
Acquisitions/disposals	(6,149)	—
Effect of conversion to U.S. dollars	(5,530)	(6,635)
Ending benefit obligation	$133,683	$129,603

Weighted-average actuarial assumptions used to determine the benefit obligations for the plans were as follows:

	Pension Benefits	
	2010	2009
Discount rate	4.1%	5.7%
Rate of compensation increases	3.9%	4.5%

The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical market data. The discount rate is used to state expected future cash flows at a present value on the measurement date. This rate represents the market rate for high-quality fixed income investments. A lower discount rate would increase the present value of benefit obligations. Other assumptions include demographic factors such as retirement, mortality and turnover.

b. Plan Assets

The Company has adopted an investment policy for a majority of plan assets which was set by plan trustees who have the responsibility for making investment decisions related to the plan assets. The plan trustees oversee the investment allocation, including selecting professional investment managers and setting strategic targets. The investment objectives for the assets are (1) to acquire suitable assets that hold the appropriate liquidity in order to

generate income and capital growth that, along with new contributions, will meet the cost of current and future benefits under the plan, (2) to limit the risk of the plan assets from failing to meet the plan liabilities over the long-term and (3) to minimize the long-term costs under the plan by maximizing the return on the plan assets.

Investment policies and strategies governing the assets of the plans are designed to achieve investment objectives with prudent risk parameters. Risk management practices include the use of external investment managers; the maintenance of a portfolio diversified by asset class, investment approach and security holdings; and the maintenance of sufficient liquidity to meet benefit obligations as they come due. Within the equity securities class, the investment policy provides for investments in a broad range of publicly traded securities including both domestic and international stocks. The plan does not hold any of the Company's stock. Within the debt securities class, the investment policy provides for investments in corporate bonds as well as fixed and variable interest debt instruments. The Company currently expects to achieve the target mix of 35% equity and 65% debt securities in fiscal year 2011.

The fair values of the plan assets held by the Company by asset category are as follows (in thousands):

	Fair Value at August 31, 2010	Asset Allocation	Fair Value Measurements Using Inputs Considered as:		
			Level 1	Level 2	Level 3
Asset Category					
Cash and cash equivalents	$ 3,663	5%	$3,663	—	—
Equity Securities:					
U.K. equity securities(a)	$10,671	12%	—	$10,671	—
Global equity securities(b)	$10,400	12%	—	$10,400	—
Debt Securities:					
U.K. government bonds(c)	$28,258	33%	—	$28,258	—
U.K. corporate bonds(c)	$25,695	30%	—	$25,695	—
Insurance Contracts:					
Insurance contracts(d)	$ 6,884	8%	—	—	$6,884
Fair value of plan assets	$85,571	100%	$3,663	$75,024	$6,884

(a) U.K. equity securities are categorized as Level 2 and include investments in a diversified portfolio that aims to capture the returns of the U.K. equity market. The index tracks the Financial Times (London) Stock Exchange ("FTSE") All-Share Index and invests only in U.K. securities.

(b) Global equity securities are categorized as Level 2 and include investments that aim to capture global equity market returns (excluding the U.K.) by tracking the FTSE AW-World (ex-UK) Index.

(c) U.K. government bonds are categorized as Level 2 and include U.K. government issued fixed income investments which are managed and tracked to the respective benchmark (FTSE U.K. Over 15 Years Gilts Index and FTSE U.K. Over 5 Years Index-Linked).

(d) The assets related to The Netherlands plan consist of an insurance contract that guarantees the payment of the funded pension entitlements, as well as provides a profit share to the Company. The profit share in this contract is not based on actual investments, but, instead on a notional investment portfolio that is expected to return a pre-defined rate. The fair value is determined based on the cash surrender value of the insured benefits which is the present value of the guaranteed funded benefits.

The following table summarizes the change in asset value for Level 3 assets during fiscal year 2010 (in thousands):

Asset balance at August 31, 2009	$6,435
Actual return on plan assets still held at the reporting date	(201)
Purchases, sales, and settlements	650
Asset balance at August 31, 2010	$6,884

The following table provides a reconciliation of the changes in the pension plan assets for the year between measurement dates (in thousands):

	Pension Benefits	
	2010	2009
Beginning fair value of plan assets	$81,494	$85,526
Actual return on plan assets	8,208	3,871
Employer contributions	4,303	4,856
Benefits paid from plan assets	(3,439)	(4,729)
Plan participants' contributions	66	83
Effect of conversion to U.S. dollars	(5,061)	(8,113)
Ending fair value of plan assets	$85,571	$81,494

c. Funded Status

The following table provides a reconciliation of the funded status of the plans to the Consolidated Balance Sheets (in thousands):

	Pension Benefits	
	2010	2009
Funded Status		
Ending fair value of plan assets	$ 85,571	$ 81,494
Ending benefit obligation	(133,683)	(129,603)
Funded status	$ (48,112)	$ (48,109)
Consolidated Balance Sheet Information		
Prepaid benefit cost	$ —	$ 240
Accrued benefit liability, current	(598)	(1,005)
Accrued benefit liability, noncurrent	(47,514)	(47,344)
Net liability recorded at August 31	$ (48,112)	$ (48,109)
Amounts recognized in accumulated other comprehensive loss at August 31, 2010 consist of:		
Net actuarial loss	$ 32,908	$ 25,243
Prior service cost	(179)	463
Accumulated other comprehensive loss, before taxes	$ 32,729	$ 25,706

The following table provides the estimated amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in fiscal year 2011 (in thousands):

	Pension Benefits
Recognized net actuarial loss	$1,944
Amortization of prior service cost	(25)
Total	$1,919

The accumulated benefit obligation for all defined benefit pension plans was $121.6 million and $120.5 million at August 31, 2010 and 2009, respectively.

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets (in thousands):

	August 31,	
	2010	2009
Projected benefit obligation	$133,683	$129,591
Accumulated benefit obligation	121,564	120,496
Fair value of plan assets	85,571	81,241

d. Net Periodic Benefit Cost

The following table provides information about net periodic benefit cost for the pension and other benefit plans for fiscal years ended August 31 (in thousands):

	Pension Benefits		
	2010	2009	2008
Service cost	$ 1,389	$ 1,759	$ 2,214
Interest cost	5,681	6,779	7,749
Expected long-term return on plan assets	(4,270)	(4,731)	(5,642)
Recognized actuarial loss	1,303	874	1,429
Net curtailment gain	—	(4,608)	—
Amortization of prior service cost	(115)	(39)	(42)
Net periodic benefit cost	$ 3,988	$ 34	$ 5,708

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the plans for fiscal years ended August 31 were as follows:

	Pension Benefits		
	2010	2009	2008
Discount rate	4.1%	5.7%	5.8%
Expected long-term return on plan assets	4.0%	4.9%	6.3%
Rate of compensation increase	3.9%	4.5%	4.6%

The expected return on plan assets assumption used in calculating net periodic pension cost is based on historical actual return experience and estimates of future long-term performance with consideration to the expected investment mix of the plan assets.

e. Cash Flows

The Company expects to make cash contributions of between $3.4 million and $3.9 million to its funded pension plans during fiscal year 2011.

The estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

Fiscal Year Ending August 31,	Pension Benefits
2011	$ 4,253
2012	$ 4,856
2013	$ 4,659
2014	$ 4,323
2015	$ 4,818
Years 2016 through 2020	$29,404

Profit Sharing, 401(k) Plan and Defined Contribution Plans

The Company provides retirement benefits to its domestic employees who have completed a 90-day period of service through a 401(k) plan that provides a matching contribution by the Company. Company contributions are at the discretion of the Company's Board of Directors. The Company also has defined contribution benefit plans for certain of its international employees primarily dictated by the custom of the regions in which it operates. In relation to these plans, the Company contributed approximately $22.9 million, $20.5 million, and $25.6 million for the fiscal years ended August 31, 2010, 2009 and 2008, respectively.

9. Restructuring and Impairment Charges

a. 2009 Restructuring Plan

On January 22, 2009, the Company's Board of Directors approved a restructuring plan to better align the Company's manufacturing capacity in certain geographies and to reduce its worldwide workforce in order to reduce operating expenses (the "2009 Restructuring Plan"). These restructuring activities are intended to address the current market conditions and properly size the Company's manufacturing facilities to increase the efficiencies of the Company's operations. In conjunction with the 2009 Restructuring Plan, the Company currently expects to recognize approximately $64.0 million in total restructuring and impairment costs, excluding valuation allowances of $14.8 million on certain net deferred tax assets, which has been recognized primarily over the course of fiscal years 2009 and 2010. Of this expected total, the Company charged $7.7 million of restructuring and impairment costs in fiscal year 2010 to the Consolidated Statements of Operations, compared to charges of $53.7 million in fiscal year 2009. These charges in fiscal year 2010 related to the 2009 Restructuring Plan primarily include approximately $3.7 million related to employee severance and termination benefit costs, approximately $3.4 million related to lease commitment costs and approximately $0.6 million related to fixed asset impairments. These charges in fiscal year 2009 related to the 2009 Restructuring Plan include $47.1 million related to employee severance and termination benefits costs, $0.1 million related to lease commitment costs, $6.4 million related to fixed asset impairments and $0.1 million related to other restructuring costs.

These restructuring and impairment charges related to the 2009 Restructuring Plan incurred through August 31, 2010 of approximately $61.4 million include cash costs totaling approximately $54.4 million. These cash costs consist of employee severance and termination benefit costs of approximately $50.8 million, lease commitment costs of approximately $3.4 million and other restructuring costs of approximately $0.2 million. Non-cash costs of approximately $7.0 million primarily represent fixed asset impairment charges related to the Company's restructuring activities.

At August 31, 2010, accrued liabilities of approximately $1.2 million related to the 2009 Restructuring Plan are expected to be paid over the next 12 months.

Employee severance and termination benefit costs of approximately $3.7 million recorded during the fiscal year ended August 31, 2010 are primarily related to the reduction of employees across all functions of the business, partially offset by reduced estimates of severance and termination benefits that will be paid by the Company.

Employee severance and termination benefit costs of approximately $47.1 million recorded during fiscal year 2009 were primarily related to the reduction of employees across all functions of the business in manufacturing facilities in Europe, Asia and the Americas. To date, approximately 4,000 employees have been included in the 2009 Restructuring Plan. The lease commitment costs of approximately $3.4 million recorded during fiscal year 2010 primarily relate to a facility in the Americas that was substantially vacated during the Company's first quarter of fiscal year 2010. The Company identified certain fixed assets that have ceased being used by the Company and, accordingly, recorded a fixed asset impairment charge of $0.6 million in fiscal year 2010 and $6.4 million in fiscal year 2009, respectively.

In addition, as part of the 2009 Restructuring Plan, management determined that it was more likely than not that certain deferred tax assets would not be realized as a result of the contemplated restructuring activities. Therefore, the Company recorded a valuation allowance of $14.8 million on net deferred tax assets for fiscal year 2009. The valuation allowances are excluded from the table below as they were recorded to income tax expense in the Consolidated Statements of Operations.

The table below sets forth the significant components and activity in the 2009 Restructuring Plan during the fiscal year ended August 31, 2010 (in thousands):

2009 Restructuring Plan — Fiscal Year Ended August 31, 2010

	Liability Balance at August 31, 2009	Restructuring Related Charges	Asset Impairment Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2010
Employee severance and termination benefits	$30,845	$3,745	$(3,919)	$(30,596)	$ 75
Lease costs	—	3,358	—	(2,210)	1,148
Fixed asset impairment	—	553	(553)	—	—
Other	—	54	—	(54)	—
Total	$30,845	$7,710	$(4,472)	$(32,860)	$1,223

The table below sets forth the significant components and activity in the 2009 Restructuring Plan by reportable segment during the fiscal year ended August 31, 2010 (in thousands):

2009 Restructuring Plan — Fiscal Year Ended August 31, 2010

	Liability Balance at August 31, 2009	Restructuring Related Charges	Asset Impairment Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2010
Consumer	$ 709	$ (554)	$ 36	$ (124)	$ 67
EMS	26,298	8,629	(5,150)	(28,620)	1,157
AMS	3,838	(365)	642	(4,116)	(1)
Total	$30,845	$7,710	$(4,472)	$(32,860)	$1,223

b. 2006 Restructuring Plan

In conjunction with the restructuring plan that was approved by the Company's Board of Directors in the fourth quarter of fiscal year 2006 (the "2006 Restructuring Plan"), the Company recorded $0.5 million of restructuring and impairment costs during fiscal year 2010 to the Consolidated Statements of Operations, compared to reversals of $1.8 million of restructuring and impairment costs during fiscal year 2009. The restructuring and impairment costs of $0.5 million recorded during fiscal year 2010 consisted primarily of lease commitment costs. The restructuring

and impairment reversals during fiscal year 2009 consisted of $2.7 million related to employee severance and termination benefit costs, offset by additional lease commitment costs of $0.9 million.

These restructuring and impairment charges related to the 2006 Restructuring Plan incurred through August 31, 2010 of $207.9 million include cash costs totaling $159.0 million, of which $1.5 million was paid in the fourth quarter of fiscal year 2006, $64.8 million was paid in fiscal year 2007, $57.2 million was paid in fiscal year 2008, $27.1 million was paid in fiscal year 2009 and $4.2 million was paid in fiscal year 2010. The cash costs consist of employee severance and termination benefit costs of approximately $143.9 million, costs related to lease commitments of approximately $21.3 million and other restructuring costs of approximately $2.1 million. These cash costs were off-set by approximately $8.3 million of cash proceeds received in connection with facility closure costs. Non-cash costs of approximately $48.9 million primarily represent fixed asset impairment charges related to the Company's restructuring activities.

At August 31, 2010, accrued liabilities of approximately $1.0 million related to the 2006 Restructuring Plan are expected to be paid over the next 12 months. The additional remaining accrued liabilities of $2.1 million relate primarily to the charges for certain lease commitment costs and employee severance and termination benefits payments.

Employee severance and termination benefit cost reversals of $(2.7) million recorded during fiscal year 2009 were due to revised estimates of severance and termination benefits that will be paid by the Company. Lease commitment costs of $0.5 million and $0.9 million recorded during the fiscal year ended August 31, 2010 and 2009, respectively, primarily relate to future lease payments for facilities that were vacated in the Americas and Europe.

The Company has substantially completed restructuring activities under the 2006 Restructuring Plan. Approximately $0.4 million of remaining contract termination costs are expected to be incurred over fiscal year 2011.

In addition, as part of the 2006 Restructuring Plan, management determined that it was more likely than not that certain entities within foreign jurisdictions would not be able to utilize their deferred tax assets as a result of the contemplated restructuring activities. Therefore, the Company recorded valuation allowances of $38.8 million on net deferred tax assets as part of the 2006 Restructuring Plan prior to September 1, 2010. The valuation allowances are excluded from the table below as they were recorded to income tax expense in the Consolidated Statements of Operations. See Note 4 — "Income Taxes" to the Consolidated Financial Statements for further discussion of the Company's net deferred tax assets and provision for income taxes.

The table below sets forth the significant components and activity in the 2006 Restructuring Plan during the fiscal year ended August 31, 2010 (in thousands):

2006 Restructuring Plan — Fiscal Year Ended August 31, 2010

	Liability Balance at August 31, 2009	Restructuring Related Charges	Asset Impairment Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2010
Employee severance and termination benefits	$5,736	$ 9	$(1,345)	$(2,081)	$2,319
Lease costs	2,057	498	(34)	(2,148)	373
Other	419	—	(49)	—	370
Total	$8,212	$507	$(1,428)	$(4,229)	$3,062

The table below sets forth the significant components and activity in the 2006 Restructuring Plan by reportable segment during the fiscal year ended August 31, 2010 (in thousands):

2006 Restructuring Plan — Fiscal Year Ended August 31, 2010

	Liability Balance at August 31, 2009	Restructuring Related Charges	Asset Impairment Charge and Other Non-Cash Activity	Cash Payments	Liability Balance at August 31, 2010
Consumer	$3,606	$(171)	$ (321)	$ (795)	$2,319
EMS	4,190	678	(1,061)	(3,434)	373
AMS	416	—	(46)	—	370
Total	$8,212	$ 507	$(1,428)	$(4,229)	$3,062

10. Commitments and Contingencies

a. Lease Agreements

The Company leases certain facilities under non-cancelable operating leases. Lease agreements may contain lease escalation clauses and purchase or renewal options. The Company recognizes scheduled lease escalation clauses over the course of the applicable lease term on a straight-line basis in the Consolidated Statements of Operations. The future minimum lease payments under non-cancelable operating leases at August 31, 2010 are as follows (in thousands):

Fiscal Year Ending August 31,	Amount
2011	$ 51,653
2012	39,470
2013	23,299
2014	17,391
2015	11,351
Thereafter	10,623
Total minimum lease payments	$153,787

Total operating lease expense was approximately $50.7 million, $59.7 million, and $48.9 million for the fiscal years ended August 31, 2010, 2009 and 2008, respectively.

b. Warranty Provision

The Company maintains a provision for limited warranty repair of shipped products, which is established under the terms of specific manufacturing contract agreements. The warranty liability is included in accrued expenses on the Consolidated Balance Sheets. The warranty period varies by product and customer industry sector. The provision represents management's estimate of probable liabilities, calculated as a function of sales volume and historical repair experience, for each product under warranty. The estimate is re-evaluated periodically for accuracy. A rollforward of the warranty liability is as follows (in thousands):

	Amount
Balance at August 31, 2007	$ 7,575
Accruals for warranties during the year	8,569
Settlements made during the year	(6,267)
Balance at August 31, 2008	$ 9,877
Accruals for warranties during the year	9,017
Settlements made during the year	(4,614)
Balance at August 31, 2009	$ 14,280
Accruals for warranties during the year	3,112
Settlements made during the year	(6,564)
Balance at August 31, 2010	$ 10,828

c. Legal Proceedings

The Company is party to certain lawsuits in the ordinary course of business. The Company does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

11. Stockholders' Equity

a. Stock Option and Stock Appreciation Right Plans

The Company's 1992 Stock Option Plan (the "1992 Plan") provided for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting of non-statutory stock options to employees and consultants of the Company. A total of 23,440,000 shares of common stock were reserved for issuance under the 1992 Plan. The 1992 Plan was adopted by the Board of Directors in November 1992 and was terminated in October 2001, with the remaining shares transferred into a new plan created in fiscal year 2002.

In October 2001, the Company established a new Stock Option Plan (the "2002 Incentive Plan"). The 2002 Incentive Plan was adopted by the Board of Directors in October 2001 and approved by the stockholders in January 2002. The 2002 Incentive Plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and non-statutory stock options, as well as restricted stock, stock appreciation rights and other stock-based awards. The 2002 Incentive Plan has a total of 41,808,726 shares reserved for grant, including 2,608,726 shares that were transferred from the 1992 Plan when it was terminated in October 2001, 7,000,000 shares authorized in January 2002, 10,000,000 shares authorized in January 2004, 7,000,000 shares authorized in January 2006, 3,000,000 shares authorized in August 2007, 2,500,000 shares authorized in January 2008, 1,500,000 shares authorized in January 2009 and 8,200,000 shares authorized in January 2010. The Company also adopted sub-plans under the 2002 Incentive Plan for its United Kingdom employees (the "CSOP Plan") and for its French employees (the "FSOP Plan"). The CSOP Plan and FSOP Plan are tax advantaged plans for the Company's United Kingdom and French employees, respectively. Shares are issued under the CSOP Plan and FSOP Plan from the authorized shares under the 2002 Incentive Plan.

The 2002 Incentive Plan provides that the exercise price of all stock options and stock appreciation rights (collectively known as "Options") generally shall be no less than the fair market value of shares of common stock on the date of grant. Exceptions to this general rule apply to grants of stock appreciation rights, grants of Options intended to preserve the economic value of stock option and other equity-based interests held by employees of acquired entities, and grants of Options intended to provide a material inducement for a new employee to commence employment with the Company. It is and has been the Company's intention for the exercise price of Options granted under the 2002 Incentive Plan to be at least equal to the fair market value of shares of common stock on the date of grant. However, as we previously discussed in Note 2 — "Stock Option Litigation and Restatements" to the Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ending August 31, 2006, a certain number of Options were identified that had a measurement date based on the date that the Compensation Committee or management (as appropriate) decided to grant the Options, instead of the date that the terms of such grants became final, and, therefore, the relating Options had an exercise price less than the fair market value of shares of common stock on the final date of measurement. As a result, the holders of the Options with an exercise price less than the fair market value of shares of common stock on the final date of measurement may incur adverse tax consequences. Such adverse tax consequences relate to the portions of such Options that vest after December 31, 2004 ("Section 409A Affected Options") and subject the option holder to accelerated income taxation and a penalty tax under Internal Revenue Code Section 409A ("Section 409A").

In October 2007, the Board of Directors approved comprehensive procedures governing the manner in which Options are granted to, among other things, substantially reduce the likelihood that future grants of Options will be made with an exercise price that is less than the fair market value of shares of common stock on the Option measurement date for financial accounting and reporting purposes.

With respect to any participant who owns stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted is equal to at least 110% of the fair market value on the grant date and the maximum term of the option may not exceed five years. The term of all other Options under the 2002 Incentive Plan may not exceed ten years. Beginning in fiscal year 2006, Options generally vest at a rate of one-twelfth 15 months after the grant date with an additional one-twelfth vesting at the end of each three-month period thereafter, becoming fully vested after a 48-month period. Prior to this change, Options generally vested at a rate of 12% after the first six months and 2% per month thereafter, becoming fully vested after a 50-month period.

The Company applies a lattice valuation model for Options granted subsequent to August 31, 2005, excluding those granted under the ESPP. The lattice valuation model is a more flexible analysis to value employee Options because of its ability to incorporate inputs that change over time, such as volatility and interest rates, and to allow for actual exercise behavior of Option holders. Prior to this change, the Company used the Black-Scholes model for valuing Options. The Company uses historical data to estimate the Option exercise and employee departure behavior used in the lattice valuation model. The expected term of Options granted is derived from the output of the option pricing model and represents the period of time that Options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the Options is based on the U.S. Treasury yield curve in effect at the time of grant. The volatility used for the lattice model is a constant volatility for all periods within the contractual term of the Option. The constant volatility is a weighted average of implied volatilities from traded Options and historical volatility corresponding to the contractual term of the Option. The expected dividend yield of Options granted is derived based on the expected annual dividend yield over the expected life of the Option expressed as a percentage of the stock price on the date of grant.

The weighted-average grant-date fair value per share of Options granted during the fiscal year ended August 31, 2010, 2009 and 2008 was $6.36, $3.52 and $8.71, respectively. The total intrinsic value of Options exercised during the fiscal year ended August 31, 2010, 2009 and 2008 was $349.2 thousand, $3.6 thousand and $4.8 million, respectively. As of August 31, 2010, there was $6.6 million of unrecognized compensation costs related to non-vested Options that is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of Options vested during the fiscal year ended August 31, 2010, 2009 and 2008 was $17.6 million, $24.9 million and $19.0 million, respectively.

Following are the grant date weighted-average and range assumptions, where applicable, used for each respective period:

	Fiscal Year Ended August 31,		
	2010	2009	2008
Expected dividend yield	1.9%	3.6%	1.3%
Risk-free interest rate	0.1% to 3.4%	0% to 3.6%	1.1% to 4.4%
Expected volatility	60.2%	67.3%	50.2%
Expected life	5.6 years	5.8 years	5.8 years

The fair-value method is also applied to non-employee awards. The measurement date for equity awards granted to non-employees is the earlier of the performance commitment date or the date the services required under the arrangement have been completed. Non-employee awards are classified as liabilities on the Consolidated Balance Sheets and are therefore remeasured at each interim reporting period until the Options are exercised, cancelled or expire unexercised. At August 31, 2010 and August 31, 2009, $8.0 thousand and $47.0 thousand, respectively, related to non-employee stock-based awards were classified as a liability on the Company's Consolidated Balance Sheets and a gain of $39.0 thousand and a gain of $0.1 million were recorded in the Consolidated Statements of Operations for the 12 months ended August 31, 2010 and 2009, respectively, resulting from re-measurement of the awards.

At August 31, 2010, the Company had 111,414 Options outstanding that will be settled by the Company with cash. The Company classifies cash-settled awards as liabilities on the Consolidated Balance Sheets and measures these awards at fair value at each reporting date until the award is ultimately settled (i.e. until the Option is exercised, canceled or expires unexercised). All changes in fair value are recorded in the Consolidated Statements of Operations at each reporting date. At August 31, 2010 and 2009, $0.1 million and $0.1 million, respectively, related to cash settled awards were recorded as a liability on the Consolidated Balance Sheets. The Company recognized a gain of $96.8 thousand and a loss of $65.3 thousand in the Consolidated Statements of Operations of for the fiscal year ended August 31, 2010 and 2009, respectively, to record the awards at fair value.

The following table summarizes option activity from September 1, 2009 through August 31, 2010:

	Shares Available for Grant	Options Outstanding	Aggregate Intrinsic Value	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
			(In thousands)		
Balance at September 1, 2009	5,128,096	15,021,674	$154	$24.04	4.9
Options authorized	8,200,000	—			
Options expired	(963,570)	—		$23.16	
Options granted(1)	—	28,570		$14.88	
Options cancelled	1,781,584	(1,781,584)		$25.37	
Restricted stock awards(2)	(3,666,109)	—			
Options exercised	—	(114,388)		$13.52	
Balance at August 31, 2010	10,480,001	13,154,272	$ 95	$24.10	4.09
Exercisable at August 31, 2010		12,217,581	$ 22	$24.24	3.85

(1) Represents stock appreciation rights that will be settled in cash.

(2) Represents the maximum number of shares that can be issued based on the achievement of certain performance criteria.

b. Restricted Stock Awards

Beginning in fiscal year 2005, the Company granted restricted stock awards to certain key employees pursuant to the 2002 Stock Incentive Plan. The awards granted in fiscal year 2005 vested during the first quarter of fiscal year 2010, which is five years from the date of grant. In fiscal year 2006, the Company began granting certain restricted stock awards that have performance conditions that will be measured at the end of the employee's requisite service period, which provide a range of vesting possibilities from 0% to 200%. The performance-based restricted awards generally vest on a cliff vesting schedule over a three-year period. The stock-based compensation expense for these restricted stock awards (including restricted stock and restricted stock units) is measured at fair value on the date of grant based on the number of shares expected to vest and the quoted market price of the Company's common stock. For restricted stock awards with performance conditions, stock-based compensation expense is originally based on the number of shares that would vest if the Company achieved 100% of the performance goal, which was the probable outcome at the grant date. Throughout the requisite service period management monitors the probability of achievement of the performance condition. If it becomes probable, based on the Company's performance, that more or less than the current estimate of the awarded shares will vest, an adjustment to stock-based compensation expense will be recognized as a change in accounting estimate.

During the second quarter of fiscal year 2009, it was determined that none of the restricted stock awards that were granted in fiscal year 2008 with performance conditions were probable of vesting. This change in estimate resulted in a reversal of $10.2 million in stock-based compensation expense from the Consolidated Statements of Operations in the second quarter of fiscal year 2009. During the second quarter of fiscal year 2010, it was determined that 40% of the restricted stock awards that were granted in fiscal year 2008 with performance conditions were probable of vesting. This change in estimate resulted in the recognition of $7.1 million in stock-based compensation expense during the second quarter of fiscal year 2010. During the third quarter of fiscal year 2010, it was further determined that 110% of the restricted stock awards that were granted in fiscal year 2008 with performance conditions were probable of vesting. This change in estimate resulted in the recognition of $14.3 million in stock-based compensation expense during the third quarter of fiscal year 2010. During the fourth quarter of fiscal year 2010, it was further determined that 150% of the restricted stock awards that were granted in fiscal year 2008 with performance conditions were probable of vesting. This change in estimate resulted in the recognition of $8.4 million in stock-based compensation expense during the fourth quarter of fiscal year 2010. Additionally, it was determined that 200% of the restricted stock awards that were granted in fiscal years 2009 and 2010 with performance conditions were probable of vesting in fiscal years 2011 and 2012. This change in estimate resulted in the recognition of $15.2 million in stock-based compensation expense during the fourth quarter of fiscal year 2010.

The Company began granting time-based restricted stock to employees in fiscal year 2007. The time-based restricted shares granted generally vest on a graded vesting schedule over three years. The stock-based compensation expense for these restricted stock awards (including restricted stock and restricted stock units) is measured at fair value on the date of grant based upon the quoted market price of the Company's common stock.

In fiscal year 2008, the Company began granting certain restricted stock awards with a vesting condition that is tied to the Standard and Poor's 500 Composite Index. Such a market condition must be considered in the grant date fair value of the award with such fair value determination made using a lattice model, which utilizes multiple input variables to determine the probability of the Company achieving the specified market conditions. Stock-based compensation expense related to an award with a market condition will be recognized over the requisite service period regardless of whether the market condition is satisfied, provided that the requisite service period has been completed.

At August 31, 2010, there was $43.2 million of total unrecognized stock-based compensation expense related to restricted stock awards granted under the 2002 Stock Incentive Plan. This expense is expected to be recognized over a weighted-average period of 1.5 years.

The following table summarizes restricted stock activity from September 1, 2009 through August 31, 2010:

	Shares	Weighted - Average Grant-Date Fair Value
Nonvested balance at September 1, 2009	10,201,552	$15.50
Changes during the period		
Shares granted(1)	5,787,295	$14.28
Shares vested	(1,678,390)	$17.62
Shares forfeited	(2,121,186)	$24.15
Nonvested balance at August 31, 2010	12,189,271	$13.13

(1) Represents the maximum number of shares that can vest based on the achievement of certain performance criteria.

c. *Employee Stock Purchase Plan*

The ESPP was adopted by the Company's Board of Directors in October 2001 and approved by the shareholders in January 2002. Initially there were 2,000,000 shares reserved under the ESPP. An additional 2,000,000 shares and 3,000,000 shares were authorized for issuance under the ESPP and approved by stockholders in January 2006 and January 2009, respectively. The Company also adopted a sub-plan under the ESPP for its Indian employees. The Indian sub-plan is a tax advantaged plan for the Company's Indian employees. Shares are issued under the Indian sub-plan from the authorized shares under the ESPP.

Employees are eligible to participate in the ESPP after 90 days of employment with the Company. The ESPP permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, as defined in the ESPP, at a price equal to 85% of the fair market value of the common stock at the beginning or end of the offering period, whichever is lower. The ESPP is intended to qualify under section 423 of the Internal Revenue Code. Unless terminated sooner, the ESPP will terminate on October 17, 2011.

The maximum number of shares that a participant may purchase in an offering period is determined semiannually in June and December. As such, there were 1,127,017, 1,248,314 and 824,498 shares purchased under the ESPP during the 12 months ended August 31, 2010, 2009 and 2008, respectively. At August 31, 2010, a total of 5,791,719 shares had been issued under the ESPP.

The fair value of shares issued under the ESPP was estimated on the commencement date of each offering period using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the model for each respective period:

	Fiscal Year Ended August 31,		
	2010	2009	2008
Expected dividend yield	1.5%	1.5%	1.0%
Risk-free interest rate	0.3%	1.1%	3.6%
Expected volatility	79.7%	74.6%	43.5%
Expected life	0.5 years	0.5 years	0.5 years

d. Dividends

The following table sets forth certain information relating to the Company's cash dividends declared to common stockholders during fiscal years 2010 and 2009.

	Dividend Declaration Date	Dividend per Share	Total of Cash Dividends Declared	Date of Record for Dividend Payment	Dividend Cash Payment Date
		(In thousands, except per share data)			
Fiscal year 2010:	October 22, 2009	$0.07	$15,186(1)	November 16, 2009	December 1, 2009
	January 22, 2010	$0.07	$15,238	February 16, 2010	March 1, 2010
	April 14, 2010	$0.07	$15,221	May 17, 2010	June 1, 2010
	July 22, 2010	$0.07	$15,247	August 16, 2010	September 1, 2010
Fiscal year 2009:	October 24, 2008	$0.07	$14,916	November 17, 2008	December 1, 2008
	January 22, 2009	$0.07	$14,974	February 17, 2009	March 2, 2009
	April 23, 2009	$0.07	$14,954	May 15, 2009	June 1, 2009
	July 16, 2009	$0.07	$14,992	August 17, 2009	September 1, 2009

(1) Of the $15.2 million in total dividends declared during the first fiscal quarter of 2010, $14.4 million was paid out of additional paid-in capital (which represents the amount of dividends declared in excess of the Company's retained earnings balance at the date that the dividends were declared).

12. Concentration of Risk and Segment Data

a. Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company maintains cash and cash equivalents with various domestic and foreign financial institutions. Deposits held with the financial institutions may exceed the amount of insurance provided on such deposits, but may generally be redeemed upon demand. The Company performs periodic evaluations of the relative credit standing of the financial institutions and attempts to limit exposure with any one institution. With respect to trade receivables, the Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for potential credit losses on trade receivables.

Sales of the Company's products are concentrated among specific customers. For the fiscal year ended August 31, 2010, the Company's five largest customers accounted for approximately 45% of its net revenue and 48 customers accounted for approximately 90% of its net revenue. Sales to the following customers who accounted for 10% or more of the Company's net revenues, expressed as a percentage of consolidated net revenue, and the percentage of accounts receivable for each customer, were as follows:

	Percentage of Net Revenue Fiscal Year Ended August 31,			Percentage of Accounts Receivable August 31,	
	2010	2009	2008	2010	2009
Cisco Systems, Inc	15%	13%	16%	*	*
Research in Motion Limited	15%	12%	*	*	10%
Hewlett-Packard Company	*	*	11%	12%	10%

* Amount was less than 10% of total

Sales to the above customers were reported in the Consumer, EMS and AMS operating segments.

The Company procures components from a broad group of suppliers, determined on an assembly-by-assembly basis. Almost all of the products manufactured by the Company require one or more components that are available from only a single source.

b. Segment Data

Operating segments are defined as components of an enterprise that engage in business activities from which it may earn revenues and incur expenses; for which separate financial information is available; and whose operating results are regularly reviewed by the chief operating decision maker to assess the performance of the individual segment and make decisions about resources to be allocated to the segment.

The Company derives its revenue from providing comprehensive electronics design, production, product management and aftermarket services. Management, including the Chief Executive Officer, evaluates performance and allocates resources on a divisional basis for manufacturing and service operating segments. The Company's operating segments consist of three segments — Consumer, EMS and AMS.

Net revenue for the operating segments is attributed to the division in which the product is manufactured or service is performed. An operating segment's performance is evaluated on its pre-tax operating contribution, or segment income. Segment income is defined as net revenue less cost of revenue, segment selling, general and administrative expenses, segment research and development expenses and an allocation of corporate manufacturing expenses and selling, general and administrative expenses, and does not include amortization of intangibles, stock-based compensation expense, restructuring and impairment charges, goodwill impairment charges, loss on disposal of subsidiaries, other expense, interest income, interest expense, income tax expense or adjustment for net income (loss) attributable to noncontrolling interests. Total segment assets are defined as trade accounts receivable, inventories, net customer related machinery and equipment, intangible assets net of accumulated amortization and goodwill. All other non-segment assets are reviewed on a global basis by management. Transactions between operating segments are generally recorded at amounts that approximate arm's length.

The following table sets forth operating segment information (in thousands):

	Fiscal Year Ended August 31,		
	2010	2009	2008
Net revenue			
EMS	$ 7,903,638	$ 6,802,482	$ 8,217,847
Consumer	4,697,415	4,160,105	3,895,128
AMS	808,358	721,951	666,728
	$13,409,411	$11,684,538	$12,779,703

	Fiscal Year Ended August 31,		
	2010	2009	2008
Segment income (loss) and reconciliation of income (loss) before income tax			
EMS	$ 359,319	$ 131,754	$275,692
Consumer	62,802	51,764	55,119
AMS	68,809	63,317	49,086
Total segment income	$ 490,930	$ 246,835	$379,897
Reconciling items:			
Stock-based compensation expense	(104,609)	(44,026)	(36,404)
Amortization of intangibles	(25,934)	(31,039)	(37,288)
Restructuring and impairment charges	(8,217)	(51,894)	(54,808)
Goodwill impairment charges	—	(1,022,821)	—
Loss on disposal of subsidiaries	(24,604)	—	—
Other expense	(4,087)	(20,111)	(11,902)
Interest income	2,956	7,426	12,014
Interest expense	(79,168)	(82,247)	(94,316)
Distressed customer charges	—	(7,256)	—
Income (loss) before income tax	$ 247,267	$(1,005,133)	$157,193

	2010	2009	2008
Total assets			
Consumer	$1,964,879	$1,723,934	$2,134,318
EMS	2,556,477	2,017,575	3,006,485
AMS	290,595	280,126	223,561
Other non-allocated assets	1,555,796	1,296,223	1,667,773
	$6,367,747	$5,317,858	$7,032,137

See Note 9 — "Restructuring and Impairment Charges" for discussion of the Company's restructuring plan initiated in fiscal years 2009 and 2006.

The Company operates in 22 countries worldwide. Sales to unaffiliated customers are based on the Company's location that provides the electronics design, production, product management or aftermarket services. The following table sets forth external net revenue, net of intercompany eliminations, and long-lived asset information where individual countries represent a material portion of the total (in thousands):

	Fiscal Year Ended August 31,		
	2010	2009	2008
External net revenue:			
Mexico	$ 3,438,436	$ 2,704,681	$ 2,042,763
China	2,410,590	2,444,307	2,841,404
U.S.	2,049,700	1,887,773	2,605,155
Hungary	1,230,788	1,005,144	755,844
Malaysia	1,164,255	814,425	995,981
Brazil	609,198	510,071	419,359
Poland	513,514	478,457	972,575
Other	1,992,930	1,839,680	2,146,622
	$13,409,411	$11,684,538	$12,779,703

	August 31,		
	2010	2009	2008
Long-lived assets:			
China	$ 483,181	$ 413,064	$ 481,770
U.S.	255,108	252,574	359,451
Mexico	212,409	247,605	188,823
Taiwan	110,237	133,395	633,301
Malaysia	102,700	101,246	117,344
Poland	98,395	91,188	137,800
Hungary	90,091	80,618	149,010
Singapore	74,538	1,083	3,309
Other	157,301	213,244	613,616
	$1,583,960	$1,534,017	$2,684,424

Total foreign source net revenue was approximately $11.4 billion, $9.8 billion, and $10.2 billion for the fiscal years ended August 31, 2010, 2009 and 2008, respectively. Total long-lived assets related to the Company's foreign operations were approximately $1.3 billion, $1.3 billion, and $2.3 billion for the fiscal years ended August 31, 2010, 2009 and 2008, respectively.

13. Derivative Financial Instruments and Hedging Activities

The Company is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Company's financial performance and are referred to as market risks. The Company, where deemed appropriate, uses derivatives as a risk management tool to mitigate the potential impact of certain market risks. The primary market risks managed by the Company through the use of derivatives instruments are foreign currency fluctuation risk and interest rate risk.

All derivative instruments are recorded on the Consolidated Balance Sheets at their respective fair values. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in current earnings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is initially reported as a component of accumulated other comprehensive income ("AOCI"), net of tax, and is subsequently reclassified into the line item in the Consolidated Statements of Operations in which the hedged items are recorded in the same period in which the hedged item affects earnings. The ineffective portion of the gain or loss is recognized immediately in current earnings. For derivative instruments that are not designated as hedging instruments, gains and losses from changes in fair values are recognized currently in earnings.

For derivatives accounted for as hedging instruments, the Company formally designates and documents, at inception, the financial instruments as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. In addition, the Company formally assesses, both at inception and at least quarterly thereafter, whether the financial instruments used in hedging transactions are effective at offsetting changes in the cash flows on the related underlying exposures.

a. Foreign Currency Risk Management:

Forward contracts are put in place to manage the foreign currency risk associated with various commitments arising from trade accounts receivable, trade accounts payable and fixed purchase obligations. A hedging relationship existed that related to certain anticipated foreign currency denominated revenues and expenses, with an aggregate notional amount outstanding of $67.2 million and $29.3 million at August 31, 2010 and 2009,

respectively. The related forward foreign exchange contracts have been designated as hedging instruments and are accounted for as cash flow hedges. The forward foreign exchange contract transactions will effectively lock in the value of anticipated foreign currency denominated revenues and expenses against foreign currency fluctuations. The anticipated foreign currency denominated revenues and expenses being hedged are expected to occur between September 1, 2010 and March 31, 2011.

In addition to derivatives that are designated and qualify for hedge accounting, the Company also enters into forward contracts to economically hedge transactional exposure associated with commitments arising from trade accounts receivable, trade accounts payable and fixed purchase obligations denominated in a currency other than the functional currency of the respective operating entity. The aggregate notional amount of these outstanding contracts at August 31, 2010 and 2009 was $414.5 million and $841.0 million, respectively.

The following table presents the Company's assets and liabilities related to foreign forward exchange contracts measured at fair value on a recurring basis as of August 31, 2010, aggregated by the level in the fair-value hierarchy within which those measurements fall (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Forward foreign exchange contracts	$—	$ 5,483	$—	$ 5,483
Liabilities:				
Forward foreign exchange contracts	—	(4,314)	—	(4,314)
Total	$—	$ 1,169	$—	$ 1,169

The Company's forward foreign exchange contracts are measured on a recurring basis at fair value, based on foreign currency spot rates and forward rates quoted by banks or foreign currency dealers.

The following table presents the fair value of the Company's derivative instruments located on the Consolidated Balance Sheets utilized for foreign currency risk management purposes at August 31, 2010 (in thousands):

	Fair Values of Derivative Instruments At August 31, 2010			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$ 669	Other accrued expense	$1,046
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$4,814	Other accrued expense	$3,268

The following table presents the fair value of the Company's derivative instruments located on the Consolidated Balance Sheets utilized for foreign currency risk management purposes at August 31, 2009 (in thousands):

	Fair Values of Derivative Instruments At August 31, 2009			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$ 961	Other accrued expense	$ —
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	Prepaid expenses and other current assets	$9,913	Other accrued expense	$5,511

The following table presents the impact that changes in fair value of derivatives utilized for foreign currency risk management purposes and designated as hedging instruments had on AOCI and earnings during the 12 months ended August 31, 2010 (in thousands):

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2010	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Forward foreign exchange contracts	$(10,656)	Revenue	$(10,583)	Revenue	$ 95
Forward foreign exchange contracts	$ 8,943	Cost of revenue	$ 10,232	Cost of revenue	$3,374
Forward foreign exchange contracts	$ (33)	Selling, general and administrative	$ 35	Selling, general and administrative	$ 51

The following table presents the impact that changes in fair value of derivatives utilized for foreign currency risk management purposes and designated as hedging instruments had on AOCI and earnings during the 12 months ended August 31, 2009 (in thousands):

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2009	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Forward foreign exchange contracts	$705	Cost of revenue	$307	Cost of revenue	$659

As of August 31, 2010, the Company estimates that it will reclassify into earnings during the next 12 months existing losses related to foreign currency risk management hedging arrangements of approximately $1.0 million from the amounts recorded in AOCI as the anticipated cash flows occur.

The following table presents the impact that changes in fair value of derivatives utilized for foreign currency risk management purposes and not designated as hedging instruments had on earnings during the 12 months ended August 31, 2010 (in thousands):

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative for the 12 Months Ended August 31, 2010
Forward foreign exchange contracts	Cost of revenue	$15,967

b. Interest Rate Risk Management:

The Company periodically enters into interest rate swaps to manage interest rate risk associated with the Company's variable rate borrowings. During fiscal year 2010, a hedging relationship existed related to interest payments associated with $100.0 million of the Company's variable rate debt. At August 31, 2010, the Company had no asset, liability or amounts recorded in AOCI related to interest rate swaps, as the interest rate swap liability has been settled and the underlying interest payments have been recorded in the Company's Consolidated Statements of Operations. The following table presents the impact that changes in the fair value of the derivative utilized for interest rate risk management and designated as a hedging instrument had on AOCI and earnings for the 12 months ended August 31, 2010 (in thousands):

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2010	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swap	$(13)	Interest expense	$(4,218)	Interest expense	$—

As of August 31, 2010, the Company estimates that it will reclassify into earnings during the next 12 months existing losses related to interest rate risk management hedging arrangements of approximately $4.0 million from the amounts recorded in AOCI as the anticipated cash flows occur.

The following table presents the impact that changes in the fair value of the derivative utilized for interest rate risk management and designated as a hedging instrument had on AOCI and earnings for the 12 months ended August 31, 2009 (in thousands):

Derivatives in Cash Flow Hedging Relationship for the Fiscal Year Ended August 31, 2009	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Interest rate swap	$(549)	Interest expense	$(4,244)	Interest expense	$—

The changes related to cash flow hedges included in AOCI net of tax are as follows (in thousands):

Accumulated comprehensive loss August 31, 2008	$(22,954)
Net gain for the period	156
Net loss transferred to earnings	3,937
Accumulated comprehensive loss, August 31, 2009	$(18,861)
Net loss for the period	(1,759)
Net loss transferred to earnings	4,534
Accumulated comprehensive loss, August 31, 2010	$(16,086)

14. Loss on Disposal of Subsidiaries

a. *Jabil Circuit Automotive, SAS*

On October 27, 2009, the Company sold its subsidiary, Jabil Circuit Automotive, SAS, an automotive electronics manufacturing subsidiary located in Western Europe to an unrelated third-party. As a result of this sale, the Company recorded a loss on disposition of $15.7 million in the first quarter of fiscal year 2010, which included transaction-related costs of approximately $4.2 million. These costs are recorded to loss on disposal of subsidiary on the Consolidated Statements of Operations, which is a component of operating income. Jabil Circuit Automotive had net revenue and an operating loss of $15.5 million and $1.4 million, respectively from the beginning of the 2010 fiscal year through the date of disposition.

b. *French and Italian Subsidiaries*

On July 16, 2010, the Company sold its operations in Italy as well as its remaining operations in France to an unrelated third party. Divested operations, inclusive of four sites and approximately 1,500 employees, had net revenues and an operating loss of $298.6 million and $39.6 million, respectively from the beginning of the 2010 fiscal year through the date of disposition.

In connection with this transaction, the Company provided an aggregate $25.0 million working capital loan to the disposed operations and agreed to provide for the aggregate potential reimbursement of up to $10.0 million in restructuring costs dependent upon the occurrence of certain future events. The working capital loan bears interest on a quarterly basis at LIBOR plus 500 basis points and is repayable over approximately 44 months dependent upon the achievement of certain specified quarterly financial results of the operations being disposed, which if not met would result in the forgiveness of all or a portion of the loan. Accordingly, dependent on the occurrence of such future events, the Company may incur up to an additional $28.5 million of charges. As a result of this sale, the Company recorded a loss on disposition of $8.9 million in the fourth quarter of fiscal year 2010, which included transaction-related costs of $1.7 million and a charge of $6.5 million in order to record the working capital loan at its respective fair market value at August 31, 2010 based upon a discounted cash flow analysis. These costs are recorded to loss on disposal of subsidiaries on the Consolidated Statements of Operations, which is a component of operating income.

15. New Accounting Pronouncements

a. *Recently Adopted Accounting Pronouncements:*

In December 2008, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that requires enhanced annual disclosures about the plan assets of a company's defined benefit pension and other postretirement plans intended to provide users of financial statements with a greater understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements, using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. The new guidance resulted in enhanced disclosures beginning with the Company's Form 10-K for the year ended August 31, 2010. The adoption did not have a significant impact on the Company's consolidated financial statements. Refer to Note 8 — "Postretirement and Other Employee Benefits" to review the enhanced disclosure provided.

In January 2010, the FASB issued guidance related to fair value disclosure requirements. The new guidance resulted in a change in the Company's accounting policy effective March 1, 2010. Under this guidance, companies will be required to make additional disclosures concerning significant transfers of amounts between the Level 1 and Level 2 fair value disclosures, as well as further disaggregation of the types of activity that were previously disclosed in the rollforward of Level 3 fair value disclosures. Further, the guidance clarifies the level of aggregation

of assets and liabilities within the fair value hierarchy that may be presented. The adoption of this guidance did not have a significant impact on the Company's consolidated financial statements.

In August 2009, the FASB issued new accounting guidance concerning measuring liabilities at fair value, which resulted in a change in the Company's accounting policy effective September 1, 2009. The new accounting guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. The adoption did not have a significant impact on the Company's consolidated financial statements.

Effective July 2009, the FASB codified accounting literature into a single source of authoritative accounting principles, except for certain authoritative rules and interpretive releases issued by the SEC. Since the codification did not alter existing U.S. GAAP, it did not have an impact on the Company's consolidated financial statements. All references to pre-codified U.S. GAAP have been removed from the Company's Form 10-K for the year ended August 31, 2010.

In December 2007, the FASB issued new accounting and disclosure guidance related to noncontrolling interests in subsidiaries (previously referred to as minority interests), which resulted in a change in the Company's accounting policy effective September 1, 2009. Among other things, the new guidance requires that a non-controlling interest in a subsidiary be accounted for as a component of equity separate from the parent's equity, rather than as a liability. It also requires that consolidated net income be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests. The new guidance is being applied prospectively, except for the presentation and disclosure requirements, which have been applied retrospectively. The adoption of this guidance did not have a significant impact on the Company's consolidated financial statements.

In December 2007, the FASB amended its guidance on accounting for business combinations. The new accounting guidance resulted in a change in the Company's accounting policy effective September 1, 2009, and is being applied prospectively to all business combinations subsequent to the effective date. Among other things, the new guidance amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and the goodwill acquired. It also establishes new disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of this accounting guidance did not have a significant impact on the Company's consolidated financial statements, and the impact it will have on the Company's consolidated financial statements in future periods will depend on the nature and size of business combinations completed subsequent to the date of adoption.

In June 2008, the FASB issued accounting guidance on earnings per share which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, be considered participating securities and therefore included in the computation of earnings per share pursuant to the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and any participating securities as if all earnings for the period had been distributed. The Company's participating securities consist of unvested restricted stock awards. The new accounting guidance resulted in a change in the Company's accounting policy effective September 1, 2009 and requires that all prior-period earnings per share data that is presented be adjusted retrospectively. The adoption of this accounting guidance did not have a significant impact on the Company's consolidated financial statements. Refer to Note 1 — "Description of Business and Summary of Significant Accounting Policies" for further discussion on adoption of this accounting guidance.

In September 2006, the FASB issued accounting guidance that provided a common definition of fair value and established a framework to make the measurement of fair value under U.S. GAAP more consistent and comparable. It also required expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued accounting guidance which permitted a one-year deferral of the

application of such fair value accounting guidance for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the non-deferred portion of this accounting guidance as of September 1, 2008 and the deferred portion as of September 1, 2009. The adoption did not have a significant impact on the Company's consolidated financial statements.

b. Recently Issued Accounting Guidance

In October 2009, the FASB issued new accounting guidance for revenue recognition with multiple deliverables. This guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this new accounting guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. The new guidance is effective for the Company prospectively for revenue arrangements entered into or materially modified beginning in the first quarter of fiscal 2011. Early adoption is permitted. This accounting guidance is not expected to have a significant impact on the Company's consolidated financial statements.

In June 2009, the FASB amended its guidance on accounting for variable interest entities ("VIE"). The new accounting guidance will result in a change in the Company's accounting policy effective September 1, 2010. Among other things, the new guidance requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE; requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE; enhances disclosures about an enterprise's involvement with a VIE; and amends certain guidance for determining whether an entity is a VIE. Under the new guidance, a VIE must be consolidated if the enterprise has both (a) the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company does not expect the impact of this new guidance to be material to its consolidated financial statements.

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets. This guidance amends previous guidance by including: the elimination of the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. Additionally, the guidance requires extensive new disclosure regarding an entity's involvement in a transfer of financial assets. This new guidance will be effective for the Company on September 1, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated statement of operations. However, under the current Asset-Backed Securitization Program, accounts receivable will no longer qualify for sale treatment and will be accounted for as a secured borrowing. As such, short-term debt will be recognized and accounts receivable will remain on the Company's consolidated balance sheets until the point of cash receipt from the customer. The secured borrowing will be recognized as a financing activity on the Company's consolidated statement of cash flows as of September 1, 2010.

16. Subsequent Events

The Company has evaluated subsequent events that occurred through the date of the filing of the Company's fiscal year 2010 Form 10-K. No significant events occurred subsequent to the balance sheet date and prior to the filing of this report that would have a material impact on the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JABIL CIRCUIT, INC.

By: /s/ TIMOTHY L. MAIN

Timothy L. Main
President and Chief Executive Officer

Date: October 21, 2010

POWER OF ATTORNEY

KNOW ALL THESE PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy L. Main and Forbes I.J. Alexander and each of them, jointly and severally, his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
By: /s/ WILLIAM D. MOREAN **William D. Morean**	Chairman of the Board of Directors	October 21, 2010
By: /s/ THOMAS A. SANSONE **Thomas A. Sansone**	Vice Chairman of the Board of Directors	October 21, 2010
By: /s/ TIMOTHY L. MAIN **Timothy L. Main**	President, Chief Executive Officer and Director (Principal Executive Officer)	October 21, 2010
By: /s/ FORBES I.J. ALEXANDER **Forbes I.J. Alexander**	Chief Financial Officer (Principal Financial and Accounting Officer)	October 21, 2010
By: /s/ MEL S. LAVITT **Mel S. Lavitt**	Director	October 21, 2010
By: /s/ LAWRENCE J. MURPHY **Lawrence J. Murphy**	Director	October 21, 2010
By: /s/ FRANK A. NEWMAN **Frank A. Newman**	Director	October 21, 2010
By: /s/ STEVEN A. RAYMUND **Steven A. Raymund**	Director	October 21, 2010
By: /s/ DAVID M. STOUT **David M. Stout**	Director	October 21, 2010
By: /s/ KATHLEEN A. WALTERS **Kathleen A. Walters**	Director	October 21, 2010

JABIL CIRCUIT, INC. AND SUBSIDIARIES

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions and Adjustments Charged to Costs and Expenses	Write-Offs	Balance at End of Period
		(In thousands)		
Allowance for uncollectible trade accounts receivable:				
Fiscal year ended August 31, 2010	$15,510	$ (881)	$ (690)	$13,939
Fiscal year ended August 31, 2009	$10,116	$8,450	$(3,056)	$15,510
Fiscal year ended August 31, 2008	$10,559	$3,316	$(3,759)	$10,116

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions/ (Reductions) Charged to Other Accounts	Reductions Charged to Costs and Expenses	Balance at End of Period
Valuation allowance for deferred taxes:					
Fiscal year ended August 31, 2010	$433,781	$ 31,012	$(77,954)	$(11,538)	$375,301
Fiscal year ended August 31, 2009	$121,008	$308,560	$ 4,835	$ (622)	$433,781
Fiscal year ended August 31, 2008	$117,275	$ 5,002	$ 61	$ (1,330)	$121,008

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
3.1(4)	— Registrant's Certificate of Incorporation, as amended.
3.2(15)	— Registrant's Bylaws, as amended.
4.1(2)	— Form of Certificate for Shares of the Registrant's Common Stock.
4.2(6)	— Rights Agreement, dated as of October 19, 2001, between the Registrant and EquiServe Trust Company, N.A., which includes the form of the Certificate of Designation as Exhibit A, form of the Rights Certificate as Exhibit B, and the Summary of Rights as Exhibit C.
4.3(9)	— Senior Debt Indenture, dated as of July 21, 2003, with respect to the Senior Debt of the Registrant, between the Registrant and The Bank of New York, as trustee.
4.4(9)	— First Supplemental Indenture, dated as of July 21, 2003, with respect to the 5.875% Senior Notes, due 2010, of the Registrant, between the Registrant and The Bank of New York, as trustee.
4.5(16)	— Indenture, dated January 16, 2008, with respect to Senior Debt Securities of the Registrant, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee.
4.6(17)	— Form of 8.250% Registered Senior Notes issued on July 18, 2008.
4.7(18)	— Form of 7.750% Registered Senior Notes issued on August 11, 2009.
4.8(18)	— Officer's Certificate of the Registrant pursuant to the Indenture, dated August 11, 2009.
10.1(3)(5)	— 1992 Stock Option Plan and forms of agreement used thereunder, as amended.
10.2(1)(3)	— Restated cash or deferred profit sharing plan under section 401(k).
10.3(1)(3)	— Form of Indemnification Agreement between the Registrant and its Officers and Directors.
10.4(3)(7)	— Jabil 2002 Employment Stock Purchase Plan.
10.5(3)	— Jabil 2002 Stock Incentive Plan.
10.5a(11)	— Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan Stock Option Agreement.
10.5b(11)	— Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-French Subplan Stock Option Agreement.
10.5c(11)	— Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-UK Subplan CSOP Option Certificate.
10.5d(11)	— Form of Jabil Circuit, Inc. 2002 Stock Incentive Plan-UK Subplan Stock Option Agreement.
10.5e(12)	— Form of Jabil Circuit, Inc. Restricted Stock Award Agreement (prior form).
10.5f	— Form of Jabil Circuit, Inc. Time-Based Restricted Stock Award Agreement (current form).
10.5g	— Form of Jabil Circuit, Inc. Performance-Based Restricted Stock Award Agreement (current form).
10.5h(13)	— Form of Stock Appreciation Right Agreement.
10.6(3)(10)	— Addendum to the Terms and Conditions of the Jabil Circuit, Inc. 2002 Stock Incentive Plan for Grantees Resident in France.
10.7(3)(8)	— Schedule to the Jabil Circuit, Inc. 2002 Stock Incentive Plan for Grantees Resident in the United Kingdom.
10.8(14)	— Amended and Restated Five-Year Unsecured Revolving Credit Agreement dated as of July 19, 2007 between the Registrant; initial lenders and initial issuing banks named therein; Citicorp USA, Inc. as administrative agent; JPMorgan Chase Bank, N.A. as syndication agent; and The Royal Bank of Scotland PLC, Royal Bank of Canada, Bank of America, N.A., UBS Loan Finance LLC and Credit Suisse, Cayman Islands Branch as co-documentation agents.
10.9(19)	— Underwriting Agreement, dated July 31, 2009, between Jabil Circuit, Inc., J.P. Morgan Securities Inc. and the several underwriters listed therein.
16.1(20)	— Letter from KPMG LLP, dated August 3, 2010, regarding change in independent registered public accounting firm.
21.1	— List of Subsidiaries.
23.1	— Consent of Independent Registered Public Accounting Firm.
24.1	— Power of Attorney (See Signature page).
31.1	— Rule 13a-14(a)/15d-14(a) Certification by the President and Chief Executive Officer of the Registrant.
31.2	— Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer of the Registrant.
32.1	— Section 1350 Certification by the President and Chief Executive Officer of the Registrant.
32.2	— Section 1350 Certification by the Chief Financial Officer of the Registrant.

(1) Incorporated by reference to the Registration Statement on Form S-1 filed by the Registrant on March 3, 1993 (File No. 33-58974).

(2) Incorporated by reference to exhibit Amendment No. 1 to the Registration Statement on Form S-1 filed by the Registrant on March 17, 1993 (File No. 33-58974).

(3) Indicates management compensatory plan, contract or arrangement.

(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2000.

(5) Incorporated by reference to the Registration Statement on Form S-8 (File No. 333-37701) filed by the Registrant on October 10, 1997.

(6) Incorporated by reference to the Registrant's Form 8-A (File No. 001-14063) filed October 19, 2001.

(7) Incorporated by reference to the Registrant's Form S-8 (File No. 333-98291) filed by the Registrant on August 16, 2002.

(8) Incorporated by reference to the Registrant's Form S-8 (File No. 333-98299) filed by the Registrant on August 16, 2002.

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on July 21, 2003.

(10) Incorporated by reference to the Registrant's Form S-8 (File No. 333-106123) filed by the Registrant on June 13, 2003.

(11) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2004.

(12) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2009.

(13) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2005.

(14) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2007.

(15) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on October 29, 2008.

(16) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on January 17, 2008.

(17) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended August 31, 2008.

(18) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on August 12, 2009.

(19) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on August 4, 2009.

(20) Incorporated by reference to the Registrant's Current Report on Form 8-K filed by the Registrant on August 3, 2010.

EXHIBIT 21.1

Jabil Circuit, Inc. Subsidiaries*

Ownership is 100% except where designated

Celebit Technology Private Limited (India)
Celetronix India Private Limited (India)
Celetronix Mauritius Limited (Mauritius)
Celetronix USA, Inc. (USA)
Digitek Electronics Ltd. (Hong Kong)
GET Manufacturing USA, Inc. (USA)
Green Point Industrial Co., Ltd., (British Virgin Islands)
Green Point International Holding (Cayman) Co., Ltd. (Cayman Islands)
Green Point (Tianjin) Electronic Technology Co., Ltd. (China) (Jabil indirectly owns 72% of this entity)
Green Point (Wuxi) Electronic Technology Co., Ltd. (China) (Jabil indirectly owns 72% of this entity)
Green Point (Tianjin) Plastic Co., Ltd. (China)
Green Point Precision (Nanjing) Co., Ltd. (China)
Green Point Precision Components Co., Ltd. (Taiwan) (Jabil indirectly owns 72% of this entity)
Green Point (Tianjin) Precision Electronic Co., Ltd. (China)
Green Point (Yantai) Precision Electronic Co., Ltd. (China)
Green Point Precision [M] Sdn, Bhd. (Malaysia)
Green Point Technology (ShenZhen) Co., Ltd. (China)
Green Point (Suzhou) Technology Co., Ltd. (China)
Green Point Technology (Wuxi) Co., Ltd. (China)
Green Prosperity Co., Ltd. (British Virgin Islands) (Jabil indirectly owns 72% of this entity)
Jabil (Mauritius) Holdings Ltd. (Mauritius)
Jabil Advanced Mechanical Solutions de Mexico, S de RL de C.V. (Mexico)
Jabil Advanced Mechanical Solutions, Inc. (USA)
Jabil AMS, LLC (USA)
Jabil Assembly Poland sp. z.o.o. (Poland)
Jabil (BVI) II Ltd. (British Virgin Islands)
Jabil Circuit, LLC (USA)
Jabil Circuit (Beijing) Co. Ltd. (China)
Jabil Circuit (BVI) Inc. (British Virgin Islands)
Jabil Circuit (Guangzhou) Ltd. (China)
Jabil Circuit (Shanghai) Co. Ltd. (China)
Jabil Circuit (Singapore) Pte. Ltd. (Singapore)
Jabil Circuit (Suzhou) Ltd. (China)
Jabil Circuit (Wuxi) Co. Ltd. (China)
Jabil Circuit Austria GmbH (Austria)
Jabil Circuit Belgium N.V. (Belgium)
Jabil Circuit Bermuda Ltd. (Bermuda)
Jabil Circuit Cayman L.P. (Cayman Islands)
Jabil Circuit Chihuahua, LLC (USA)
Jabil Circuit China Limited (Hong Kong)
Jabil Circuit China Manufacturing Ltd. (Guernsey)
Jabil Circuit de Chihuahua, S de RL de C.V. (Mexico)
Jabil Circuit de Mexico, S de RL de C.V. (Mexico)
Jabil Circuit Financial, Inc. (USA)
Jabil Circuit Financial II, Inc. (USA)
Jabil Circuit GmbH (Germany)
Jabil Circuit Guadalajara, LLC (USA)
Jabil Circuit Guangzhou Holding (BVI) Inc. (British Virgin Islands)
Jabil Circuit Holdings GmbH (Germany)
Jabil Circuit Holdings Ltd (United Kingdom)

Jabil Circuit Hong Kong Limited (Hong Kong)
Jabil Circuit Hungary Contract Manufacturing Services Ltd. (Hungary)
Jabil Circuit India Private Limited (India)
Jabil Circuit Investment (China) Co., Ltd (China)
Jabil Circuit Limited (United Kingdom)
Jabil Circuit Luxembourg II, S.a.r.l. (Luxembourg)
Jabil Circuit Luxembourg, S.a.r.l. (Luxembourg)
Jabil Circuit Netherlands B.V. (Netherlands)
Jabil Circuit of Michigan, Inc. (USA)
Jabil Circuit of Texas, LP (USA)
Jabil Circuit Poland sp z o.o. (Poland)
Jabil Circuit Real Estate GmbH (Germany)
Jabil Circuit Reynosa, LLC (USA)
Jabil Circuit de Reynosa S de RL de C.V. (Mexico)
Jabil Circuit Sdn. Bhd. (Malaysia)
Jabil Circuit Services Ltd. (Hong Kong)
Jabil Circuit Technology LLC (Cayman Islands)
Jabil Circuit Technology India Pvt. Ltd. (India)
Jabil Circuit U.K., Limited (United Kingdom)
Jabil Circuit Ukraine Limited (Ukraine)
Jabil Defense and Aerospace Services LLC (USA)
Jabil do Brasil Industria Eletroeletronica Ltda. (Brazil)
Jabil Global Services de Mexico, S.A. de C.V. (Mexico)
Jabil Global Services, Ltd. (Ireland)
Jabil Global Services, Inc. (USA)
Jabil Global Services Netherlands B.V. (Netherlands)
Jabil Global Services Poland sp z.o.o. (Poland)
Jabil Hungary LP Services, LLC
Jabil Industrial do Brasil Ltda (Brazil)
Jabil Japan, Inc. (Japan)
Jabil Luxembourg Manufacturing S.a.r.l (Luxembourg)
Jabil MPC, LLC (USA)
Jabil Netherlands B.V. (Netherlands)
Jabil Real Estate Ukraine LLC (Ukraine)
Jabil Sdn Bhd (Panyu) Ltd. (Malaysia)
Jabil Texas Holdings, LLC (USA)
Jabil Turkey Electric Electronic Trade, LLC (Turkey)
Jabil Vietnam Company Limited (Vietnam)
Jabil, LLC (Russian Federation)
JP Danshui Holding (BVI) Inc. (BVI)
Sypro Optics GmbH (Germany)
Taiwan Green Point Enterprises Co., Ltd (Taiwan)
Taiwan Green Point Enterprises Co., Ltd., (British Virgin Islands)
Universal (Tianjin) Mold & Plastic Co., Ltd. (China)
Westing Green (Tianjin) Plastic Co., Ltd (China)

---

* Jabil Circuit, Inc. subsidiaries list as of August 31, 2010, not including certain immaterial subsidiaries dissolved prior to August 31, 2010.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jabil Circuit, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-154835) and Form S-8 (Nos. 333-165921, 333-132721, 333-132720, 333-112264, 333-98291, 333-98299, 333-106123, 333-146577, 333-149277, 333-158291 and 333-158294) of Jabil Circuit, Inc. and subsidiaries of our reports dated October 21, 2010, with respect to the consolidated balance sheets of Jabil Circuit, Inc. as of August 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended August 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of August 31, 2010, which reports appear in the August 31, 2010 annual report on Form 10-K of Jabil Circuit, Inc. and subsidiaries.

As discussed in Note 15 to the consolidated financial statements, effective September 1, 2009, the Company adopted new accounting and disclosure guidance related to noncontrolling interests in subsidiaries. Also discussed in Note 15 to the consolidated financial statements, effective September 1, 2009, the Company adopted new accounting guidance on earnings per share which provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, be considered participating securities and therefore included in the computation of earnings per share pursuant to the two-class method.

/s/ KPMG LLP

Tampa, Florida
Certified Public Accountants

October 21, 2010

EXHIBIT 31.1

CERTIFICATIONS

I, Timothy L. Main, certify that:

1. I have reviewed this annual report on Form 10-K of Jabil Circuit, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a — 15 (e) and 15d — 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ TIMOTHY L. MAIN

Timothy L. Main
President and Chief Executive Officer

Date: October 21, 2010

EXHIBIT 31.2

CERTIFICATIONS

I, Forbes I.J. Alexander, certify that:

1. I have reviewed this annual report on Form 10-K of Jabil Circuit, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a — 15 (e) and 15d — 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a — 15(f) and 15d — 15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ FORBES I.J. ALEXANDER

Forbes I.J. Alexander
Chief Financial Officer

Date: October 21, 2010

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jabil Circuit, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Timothy L. Main, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ TIMOTHY L. MAIN

Timothy L. Main
President and Chief Executive Officer

Date: October 21, 2010

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jabil Circuit, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-K"), I, Forbes I.J. Alexander, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ FORBES I.J. ALEXANDER

Forbes I.J. Alexander
Chief Financial Officer

Date: October 21, 2010

SHAREHOLDER INFORMATION

Annual Meeting

January 20, 2011 10:00 AM ET
The Renaissance Vinoy Golf Club
Sunset Ballroom
600 Snell Isle Boulevard
St. Petersburg, Florida

The proxy statement for our Annual Meeting of Stockholders contains a description of certain procedures that must be followed to nominate persons for election as directors or to introduce an item of business at that meeting, as well as certain Securities and Exchange Commission requirements regarding the date by which we must receive shareholder proposals for inclusion in our proxy materials.

NYSE Certification

As required by the NYSE corporate governance listing standards, Jabil's Chief Executive Officer submitted his annual certification to the NYSE certifying that he was not aware of any violation by Jabil of the NYSE corporate governance listing standards. Jabil has included as exhibits to its Annual Report on Form 10-K for its fiscal year ended August 31, 2010 certifications of its Chief Executive Officer and Chief Financial Officer certifying to the quality of Jabil's public disclosure.

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors selected KPMG LLP to audit the consolidated financial statements and the effectiveness of internal control over financial reporting of Jabil for the fiscal year ended August 31, 2010. KPMG LLP audited Jabil's consolidated financial statements since the fiscal year ended August 31, 1984. In July 2010, following a competitive process, the Audit Committee selected Ernst & Young LLP as Jabil's independent registered public accounting firm for the fiscal year ending August 31, 2011. Representatives of KPMG LLP and Ernst & Young LLP are expected to be present at the Annual Meeting and available to respond to appropriate questions.

Transfer Agent and Registrar

The transfer agent maintains shareholder records for Jabil Circuit, Inc. Please contact the agent directly for change of address, transfer of stock and replacement of lost certificates.

Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
Phone: 877.498.8865 or 781.575.2879
Website: www.computershare.com/investor

Investor Inquiries & Information

Investor relations inquiries should be directed to:
Investor Relations
Jabil Circuit, Inc.
10560 Dr. Martin Luther King Jr. Street North
St. Petersburg, Florida 33716
Phone: 727.803.3349
E-mail: investor_relations@jabil.com
Website: www.jabil.com

Our Annual Report on Form 10-K for our fiscal year ended August 31, 2010 that has been filed with the Securities and Exchange Commission is included as a part of this Annual Report.

An online version of the 2010 Annual Report is available at http://www.jabil.com/2010annualreport

ANNUAL PERFORMANCE COMPARISON

The Performance Graph and table show a comparison of cumulative total stockholder return, assuming the reinvestment of dividends, from a $100 investment in the common stock of Jabil over the five-year period ending August 31, 2010, with the cumulative stockholder return on the (1) S&P 500 Stock Index (the "S&P 500 Index") and (2) a peer group that includes Benchmark Electronics Inc., Celestica Inc., Flextronics International Ltd., Plexus Corp. and Sanmina-SCI Corporation.

	8/31/2005	8/31/2006	8/31/2007	8/31/2008	8/31/2009	8/31/2010
Jabil	100	91	76	58	39	38
S&P 500 Index	100	108	125	111	91	95
Peer Group	100	88	79	70	52	44

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
August 31, 2010


140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
2005
2006
2007
2008
2009
2010
Jabil
S&P 500 Index
Peer Group

The information contained in the performance graph and table should not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into such filings.

JABIL

10560 Dr. Martin Luther King Jr. Street North
St. Petersburg, FL 33716 USA

www.jabil.com


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